As Filed with the Securities and Exchange Commission on August 17, 2006
REGISTRATION NO. 333-135732

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
To
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

REGIONS FINANCIAL CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware	6711	63-0589368
(State or Other Jurisdiction of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

417 North 20th Street
Birmingham, Alabama 35203
(205) 944-1300
(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

R. Alan Deer
Executive Vice President,
General Counsel and
Corporate Secretary
417 North 20th Street
Birmingham, Alabama 35203
(205) 326-7317
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With Copies To:

Edward D. Herlihy Lawrence S. Makow Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000	John D. Buchanan Executive Vice President, General Counsel and Corporate Secretary AmSouth Bancorporation 1900 Fifth Avenue North Birmingham, Alabama 35203 (205) 326-5319	H. Rodgin Cohen Mitchell S. Eitel Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

Approximate date of commencement of the proposed sale of the securities to the public:  As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this document is not complete and may be changed. We may not sell the securities offered by this document until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

PRELIMINARY DRAFT DATED AUGUST 17, 2006, SUBJECT TO COMPLETION

PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

We are pleased to report that the boards of directors of Regions Financial Corporation and AmSouth Bancorporation have unanimously approved a strategic merger involving our two companies. Before we can complete the merger, we must obtain the approval of the stockholders of both Regions and AmSouth. We are sending you this document to ask you to vote in favor of adoption of the merger agreement.

In the merger, AmSouth will merge with and into Regions, with the combined company retaining the name Regions Financial Corporation. If the merger is completed, AmSouth stockholders will receive 0.7974 shares of Regions common stock for each share of AmSouth common stock held immediately prior to the merger. After completion of the merger, we expect that current Regions stockholders will own approximately 62% of the combined company and AmSouth stockholders will own approximately 38% of the combined company.

The exchange ratio in the merger is fixed and will not be adjusted to reflect stock price changes prior to completion of the merger. Based on the closing price of Regions common stock on the New York Stock Exchange on May 24, 2006, the last trading day before public announcement of the merger, the 0.7974 exchange ratio represented approximately $28.33 in value for each share of AmSouth common stock. Based on the closing price of Regions common stock on the New York Stock Exchange on August 16, 2006, the latest practicable date before the date of this document, the 0.7974 exchange ratio represented approximately $29.34 in value for each share of AmSouth common stock.

You should obtain current market quotations for both Regions common stock and AmSouth common stock. Regions common stock is listed on the New York Stock Exchange under the symbol “RF.” AmSouth common stock is listed on the New York Stock Exchange under the symbol “ASO.”

The merger is intended to be generally tax-free to AmSouth stockholders other than with respect to any cash received instead of fractional shares of Regions common stock.

We cannot complete the merger unless Regions stockholders and AmSouth stockholders adopt the merger agreement. Regions and AmSouth will each hold a stockholders’ meeting to vote on this merger proposal. Your vote is important. Whether or not you plan to attend your meeting, please take the time to submit your proxy with voting instructions in accordance with the instructions contained in this document. If you do not vote, it will have the same effect as voting against the merger. The places, dates and times of the meetings are as follows:

For Regions Stockholders:	For AmSouth Stockholders:
October 3, 2006 10:00 AM	October 3, 2006 11:00 AM
Regions Bank Operations Center	AmSouth-Harbert Plaza
201 Milan Parkway	1901 Sixth Avenue North
Birmingham, Alabama 35209	Birmingham, Alabama
Regions’ Board of Directors Unanimously	AmSouth’s Board of Directors Unanimously
Recommends That Regions Stockholders Vote	Recommends That AmSouth Stockholders Vote
For Adoption of	For Adoption of
the Merger Agreement	the Merger Agreement

This document describes the special meetings, the merger, the documents related to the merger, and other related matters. Please read this entire document carefully. We look forward to the successful combination of Regions and AmSouth.

Jackson W. Moore Chairman of the Board, President and Chief Executive Officer Regions Financial Corporation	C. Dowd Ritter Chairman of the Board, President and Chief Executive Officer AmSouth Bancorporation

Neither the securities and exchange commission nor any state securities commission has approved or disapproved the Regions common stock to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this joint proxy statement/prospectus is August 17, 2006, and it is first being mailed to Regions stockholders and AmSouth stockholders on or about August 18, 2006.

REGIONS FINANCIAL CORPORATION
417 NORTH 20TH STREET
BIRMINGHAM, ALABAMA 35203

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON OCTOBER 3, 2006

Regions Financial Corporation will hold a special meeting of Regions stockholders at Regions Bank Operations Center, 201 Milan Parkway, Birmingham, Alabama, 35209, at 10:00 a.m. local time, on October 3, 2006 to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, by and between Regions Financial Corporation and AmSouth Bancorporation, dated as of May 24, 2006, as it may be amended from time to time, pursuant to which AmSouth Bancorporation will be merged with and into Regions Financial Corporation;

•	a proposal to approve the adjournment of the Regions special meeting, if necessary or appropriate, to solicit additional proxies; and

•	such other business as may properly come before the special meeting of stockholders or any adjournment or postponement of the meeting.

Upon completion of the merger, Regions will be the surviving corporation, and each share of AmSouth common stock will be converted into 0.7974 shares of Regions common stock. Your attention is directed to the joint proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as Annex A to the accompanying joint proxy statement/prospectus.

The board of directors has fixed the close of business on August 14, 2006 as the record date for the Regions special meeting. Regions stockholders of record at such time are entitled to notice of, and to vote at, the Regions special meeting or any adjournment or postponement of the special meeting.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. Alternatively, you may use the toll-free telephone number indicated on the proxy card to vote by telephone or visit the website indicated on the proxy card to vote on the internet. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of Regions common stock who is present at the Regions special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. Also, a proxy may be revoked in writing at any time before the Regions special meeting.

The Regions board of directors has unanimously approved the merger agreement and unanimously recommends that Regions stockholders vote “for” adoption of the merger agreement.

By Order of the Board of Directors,

R. Alan Deer
Executive Vice President, General
Counsel and Corporate Secretary

Birmingham, Alabama
August 17, 2006

YOUR VOTE IS IMPORTANT

Please complete, sign, date and return your proxy card, or vote via phone or the internet promptly, whether or not you plan to attend the special meeting.

AMSOUTH BANCORPORATION
1900 FIFTH AVENUE NORTH
BIRMINGHAM, ALABAMA 35203

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON OCTOBER 3, 2006

AmSouth Bancorporation will hold a special meeting of AmSouth stockholders at the auditorium of AmSouth Bank in the AmSouth-Harbert Plaza, 1901 Sixth Avenue North in Birmingham, Alabama at 11:00 a.m., local time, on October 3, 2006 to consider and vote upon the following matters:

•	a proposal to adopt the Agreement and Plan of Merger, by and between Regions Financial Corporation and AmSouth Bancorporation, dated as of May 24, 2006, as it may be amended from time to time, pursuant to which AmSouth Bancorporation will be merged with and into Regions Financial Corporation;

•	a proposal to approve the adjournment of the AmSouth special meeting, if necessary or appropriate, to solicit additional proxies; and

•	such other business as may properly come before the special meeting of stockholders or any adjournment or postponement of the meeting.

Upon completion of the merger, Regions will be the surviving corporation, and each share of AmSouth common stock will be converted into 0.7974 shares of Regions common stock. Your attention is directed to the joint proxy statement/prospectus accompanying this notice for a complete discussion of the merger. A copy of the merger agreement is included as Annex A to the accompanying joint proxy statement/prospectus.

The board of directors has fixed the close of business on August 14, 2006 as the record date for the AmSouth special meeting. AmSouth stockholders of record at such time are entitled to notice of, and to vote at, the AmSouth special meeting or any adjournment or postponement of the special meeting.

Whether or not you plan to attend the special meeting, please submit your proxy with voting instructions. To submit your proxy by mail, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed, stamped envelope. Alternatively, you may use the toll-free telephone number indicated on the proxy card to vote by telephone or visit the website indicated on the proxy card to vote on the internet. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of AmSouth common stock who is present at the AmSouth special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. Also, a proxy may be revoked in writing at any time before the AmSouth special meeting.

The AmSouth board of directors has unanimously approved the merger agreement and unanimously recommends that AmSouth stockholders vote “for” adoption of the merger agreement.

By Order of the Board of Directors,

John D. Buchanan
Executive Vice President,
General Counsel and Corporate Secretary

Birmingham, Alabama
August 17, 2006

YOUR VOTE IS IMPORTANT

Please complete, sign, date and return your proxy card, or vote via phone or the internet promptly, whether or not you plan to attend the special meeting.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Regions and AmSouth from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Regions Financial Corporation	AmSouth Bancorporation
417 North 20th Street	1900 Fifth Avenue North
Birmingham, Alabama 35203	Birmingham, Alabama 35203
Attention: Jenifer Kimbrough	Attention: M. List Underwood, Jr.
Investor Relations	Investor Relations
Phone: (205) 944-1300	Telephone: (205) 801-0265

You will not be charged for any of these documents that you request. Regions stockholders and AmSouth stockholders requesting documents should do so by September 26, 2006 in order to receive them before the meetings.

See “Where You Can Find More Information” on page 79.

You should rely only on the information contained or incorporated by reference into this document to vote on the merger agreement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated August 17, 2006. You should not assume that the information contained in, or incorporated by reference into, this document is accurate as of any date other than that date. Neither our mailing of this document to Regions stockholders or AmSouth stockholders nor the issuance by Regions of common stock in connection with the merger will create any implication to the contrary.

ANNEXES
ANNEX A	Agreement and Plan of Merger, dated as of May 24, 2006, by and between Regions Financial Corporation and AmSouth Bancorporation
ANNEX B	Stock Option Agreement, dated as of May 24, 2006, between AmSouth Bancorporation (as issuer) and Regions Financial Corporation (as grantee)
ANNEX C	Stock Option Agreement, dated as of May 24, 2006, between Regions Financial Corporation (as issuer) and AmSouth Bancorporation (as grantee)
ANNEX D	Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated as of May 24, 2006
ANNEX E	Opinion of Goldman, Sachs & Co., dated as of May 24, 2006

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	What Am I Being Asked To Vote On?

A:	Regions stockholders and AmSouth stockholders are each being asked to adopt a merger agreement entered into between Regions Financial Corporation and AmSouth Bancorporation. In the merger, AmSouth will be merged with and into Regions, and Regions will be the surviving corporation.

Q:	Why Is My Vote Important?

A:	The affirmative vote of the holders of at least a majority of the outstanding shares of each of Regions and AmSouth is required to adopt the merger agreement. Accordingly, if a Regions stockholder or an AmSouth stockholder fails to vote or abstains, this will have the same effect as a vote against adoption of the merger agreement.

Q:	What Do I Need To Do Now?

A:	After you have carefully read this document, indicate on your proxy card how you want your shares to be voted. Then complete, sign, date and mail your proxy card in the enclosed postage paid return envelope as soon as possible. Alternatively, you may vote by telephone or the internet. This will enable your shares to be represented and voted at the Regions special meeting or the AmSouth special meeting, as applicable.

Q:	If My Shares Are Held In Street Name By My Broker, Will My Broker Automatically Vote My Shares For Me?

A:	No. Without instructions from you, your broker will not be able to vote your shares. You should instruct your broker to vote your shares, following the directions your broker provides. Please check the voting form used by your broker to see if it offers telephone or internet voting.

Q:	What If I Fail To Instruct My Broker?

A:	If you fail to instruct your broker to vote shares held in “street name”, the resulting broker non-vote will have the same effect as a vote against adoption of the merger agreement.

Q:	Can I Change My Vote?

A:	Yes. If you have not voted through your broker, there are three ways you can change your vote after you have submitted your proxy (whether by mail, phone or the internet):

• First, you may send a written notice to the corporate secretary of Regions or AmSouth, as appropriate, stating that you would like to revoke your proxy.

• Second, you may complete and submit a new proxy card or vote again by telephone or the internet. Your latest vote actually received by Regions or AmSouth, as the case may be, before the special meeting will be counted, and any earlier votes will be revoked.

• Third, you may attend the Regions or AmSouth special meeting, as the case may be, and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke an earlier proxy you may have given.

If you have instructed a broker to vote your shares, you must follow the directions you receive from your broker in order to change or revoke your vote.

Q:	If I Am An AmSouth Stockholder, Should I Send In My Stock Certificates Now?

A:	No. Please do NOT send in your stock certificates at this time. You will be provided at a later date with instructions regarding the surrender of your stock certificates. You should then, prior to the election deadline, send your AmSouth common stock certificates to the exchange agent, together with your completed, signed form of election. There is no need for Regions stockholders to send in or exchange their existing stock certificates at any time in connection with the merger.

Q:	When Do You Expect To Complete The Merger?

A:	We currently expect to complete the merger in the fourth quarter of 2006. However, we cannot assure you when or if the merger will occur. We must first obtain the approvals of our stockholders at the special meetings and the necessary regulatory approvals.

Q:	Whom Should I Call With Questions?

A:	If you are a Regions stockholder and you have questions about the merger or the Regions special meeting or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy card, you should contact:

DF King & Co., Inc. 48 Wall Street, 22nd Floor New York, NY 10005 Telephone: 1-800-714-3305

If you are an AmSouth stockholder and you have questions about the merger or the AmSouth special meeting or you need additional copies of this document, or if you have questions about the process for voting or if you need a replacement proxy card, you should contact:

Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 Telephone: 1-877-750-9498

SUMMARY

This summary highlights selected information from this document. It does not contain all of the information that may be important to you. We urge you to read carefully the entire document and the other documents to which we refer in order to fully understand the merger and the related transactions. In addition, we incorporate by reference into this document important business and financial information about Regions and AmSouth. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 79. Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

The Merger (Page 19)

We encourage you to read the merger agreement, which is attached as Annex A to this document. The merger agreement provides that AmSouth will merge with and into Regions, with Regions as the surviving company. Each share of AmSouth common stock outstanding prior to the merger will automatically be converted in the merger into 0.7974 shares of Regions common stock. The combined company will retain the name Regions Financial Corporation and its common stock will continue to trade on the New York Stock Exchange, or the “NYSE”, under the symbol “RF.”

Exchange Ratio in the Merger (Page 19)

Upon completion of the merger, each AmSouth stockholder will receive 0.7974 shares of Regions common stock for each share of AmSouth common stock held immediately prior to the merger. We sometimes refer to this ratio as the “exchange ratio.” The aggregate number of shares of Regions common stock to which an AmSouth stockholder will be entitled upon completion of the merger will equal 0.7974 multiplied by the number of shares of AmSouth common stock held by that AmSouth stockholder. However, Regions will not issue any fractional shares. AmSouth stockholders entitled to a fractional share will instead receive an amount in cash equal to the fraction of a whole share of Regions common stock to which such stockholder would otherwise be entitled multiplied by the closing sale price of Regions common stock on the trading day immediately prior to the date on which the merger is completed. As an example, a holder of 100 shares of AmSouth common stock would receive 79 shares of Regions common stock and an amount of cash equal to the product of .74 and the Regions closing price on the trading day immediately prior to the date on which the merger is completed.

The exchange ratio is a fixed ratio. Therefore, the number of shares of Regions common stock to be received by holders of AmSouth common stock in the merger will not change if the trading price of Regions common stock or AmSouth common stock changes between now and the time the merger is completed.

Upon completion of the merger, we expect that Regions stockholders will own approximately 62% of the combined company and former AmSouth stockholders will own approximately 38% of the combined company.

The market prices of both Regions common stock and AmSouth common stock will fluctuate prior to the merger. You should obtain current stock price quotations for Regions common stock and AmSouth common stock.

Regions’ Board of Directors Unanimously Recommends that You Vote “FOR” the Adoption of the Merger Agreement (Page 21)

Regions’ board of directors believes that the merger is in the best interests of Regions and its stockholders and has unanimously approved the merger agreement. For the factors considered by the Regions board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger — Regions’ Reasons for the Merger; Recommendation of Regions’ Board of Directors.” Regions’ board of directors unanimously recommends that Regions stockholders vote “FOR” the adoption of the merger agreement.

AmSouth’s Board of Directors Unanimously Recommends that You Vote “FOR” the Adoption of the Merger Agreement (Page 23)

AmSouth’s board of directors believes that the merger is in the best interests of AmSouth and its stockholders and has unanimously approved the merger agreement. For the factors considered by the AmSouth board of directors in reaching its decision to approve the merger agreement, see the section entitled “The Merger — AmSouth’s Reasons for the Merger; Recommendation of AmSouth’s Board of Directors.” AmSouth’s board of directors unanimously recommends that AmSouth stockholders vote “FOR” the adoption of the merger agreement.

Regions’ Financial Advisor Has Provided an Opinion to the Regions Board of Directors as to the Fairness of the Exchange Ratio, from a Financial Point of View, to Regions (Page 25)

In deciding to approve the merger, the Regions board of directors considered the opinion of its financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated, which was given to the Regions board of directors on May 24, 2006, that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations described in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Regions. A copy of this opinion is attached to this document as Annex D. Regions stockholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations on the review undertaken by Merrill Lynch in providing its opinion.

AmSouth’s Financial Advisor Has Provided an Opinion to the AmSouth Board of Directors as to the Fairness of the Exchange Ratio, from a Financial Point of View, to AmSouth Stockholders (Page 32)

In deciding to approve the merger, the AmSouth board of directors considered the opinion of its financial advisor, Goldman, Sachs & Co., which was given to the AmSouth board of directors on May 24, 2006, that, as of the date of such opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of AmSouth common stock. A copy of this opinion is attached to this document as Annex E. AmSouth stockholders should read the opinion completely and carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Goldman Sachs in providing its opinion.

Certain Executive Officers and Directors Have Financial Interests in the Merger (Pages 42 and 44)

Certain executive officers and directors of Regions and AmSouth have financial interests in the merger in addition to their interests as stockholders. The boards of directors of each of Regions and AmSouth considered financial interests of each company’s executive officers and directors, among other matters, in approving the merger. In the case of AmSouth, these interests include rights of executive officers under change of control agreements with AmSouth, rights under stock-based benefit programs and awards of AmSouth, rights under supplemental retirement benefit and thrift plans, and, in the case of C. Dowd Ritter, Chairman of the Board, President and Chief Executive Officer of AmSouth, rights under two split-dollar life insurance agreements with AmSouth. The AmSouth board of directors was aware of, and the Regions board of directors was notified of, these interests. Jackson W. Moore, Chairman, President and Chief Executive Officer of Regions, entered into an employment agreement superseding his existing agreement, which will become effective as of the completion of the merger, as more fully described under “The Merger — Interests of Regions’ Officers in the Merger.” Certain other executive officers of Regions have rights under change of control agreements with Regions, rights under stock-based benefit programs and awards of Regions, and rights under supplemental retirement benefit and thrift plans. The Regions board of directors was aware of, and the AmSouth board of directors was notified of, these interests.

Board of Directors and Management of Regions Following the Merger (Page 42)

Upon completion of the merger, the board of directors of Regions will consist of twelve current directors of Regions designated by Regions (plus up to one additional director with the mutual agreement of Regions and AmSouth), and nine current directors of AmSouth designated by AmSouth (plus up to one additional director with the mutual agreement of Regions and AmSouth).

Immediately following the merger, Jackson W. Moore, Chairman, President and Chief Executive Officer of Regions, will serve as Chairman of the Board of Regions, and C. Dowd Ritter, Chairman of the Board, President and Chief Executive Officer of AmSouth, will serve as President and Chief Executive Officer of Regions.

Regulatory Approvals We Must Obtain for the Merger (Page 47)

We cannot complete the merger unless we obtain the prior approval of the Board of Governors of the Federal Reserve System. We have made or will make the necessary filings with the Federal Reserve Board. We estimate, as of the date of this document, that we will need to make divestitures of branches in 14 markets with aggregate deposits of approximately $2.2 to $2.5 billion, and related loans and securities, in order to obtain approval of the merger by the Federal Reserve Board, although this is a preliminary estimate and the actual divestitures we will need to make may be more or less than this estimate. We also have made or will make filings with various state banking departments, antitrust authorities and several other regulatory agencies as well.

Although we currently believe we should be able to obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them or, if obtained, whether they will contain terms, conditions or restrictions not currently contemplated that will be detrimental to the combined company after the completion of the merger. As a matter of Federal Reserve Board policy, we must enter into written agreements for the divested branches before Federal Reserve Board approval can be obtained for the merger.

Conditions to Completion of the Merger (Page 52)

As more fully described in this document and the merger agreement, the completion of the merger depends on a number of conditions being satisfied or waived, including:

•	adoption of the merger agreement by the stockholders of both companies;

•	receipt of governmental and regulatory approvals required to complete the merger, which approvals must not be subject to any condition that would have a material adverse effect on the combined company after the completion of the merger;

•	there being no injunction, decree, or order enjoining or prohibiting the merger;

•	listing of the Regions common stock to be issued in the merger on the NYSE;

•	the receipt by each party of an opinion of their respective counsel that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

•	the accuracy of the other party’s representations and warranties, subject to the material adverse effect standard in the merger agreement; and

•	the other party having performed and complied with its covenants in the merger agreement in all material respects.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (Page 54)

We may agree to terminate the merger agreement before completing the merger, even after adoption of the merger agreement by our stockholders, if each of our boards of directors agrees to terminate.

In addition, either of us may decide to terminate the merger agreement, even after adoption of the merger agreement by our stockholders, in various circumstances, including the following:

•	if there is an uncured breach of the other party’s representations, warranties or covenants that would result in the failure of the related closing conditions;

•	if any of the required regulatory approvals are denied and the denial is final and nonappealable;

•	if the other party fails to recommend approval of the merger to its stockholders, breaches its non-solicitation covenant or its obligation to use reasonable best efforts to obtain its stockholders’ approval, negotiates with a third party regarding a competing transaction and the negotiations do not cease within 20 business days, or endorses a competing transaction;

•	if the merger has not been completed by May 31, 2007; or

•	if a party’s stockholders fail to adopt the merger agreement, and that party substantially engages in bad faith in breach of its obligation to restructure the transaction and/or to re-submit it to stockholders for approval.

AmSouth Granted a Stock Option to Regions

To induce Regions to enter into the merger agreement, AmSouth granted Regions an option to purchase up to 69,027,842 shares of AmSouth common stock at a price per share equal to the lesser of $28.90 or the closing sale price of AmSouth common stock on the trading day immediately preceding the exercise date; however, in no case may Regions acquire more than 19.9% of the outstanding shares of AmSouth common stock under this stock option agreement. Regions cannot exercise the option unless specified triggering events occur. These events generally relate to business combinations or acquisition transactions involving AmSouth and a third party.

The option could have the effect of discouraging a company from trying to acquire AmSouth prior to completion of the merger or termination of the merger agreement. Upon the occurrence of certain triggering events, AmSouth may be required to repurchase the option and any shares of AmSouth common stock purchased under the option at a predetermined price, or Regions may choose to surrender the option to AmSouth for a cash payment of approximately $344 million. In no event will the total profit received by Regions with respect to this option exceed approximately $393 million.

The AmSouth stock option agreement is attached to this document as Annex B.

Regions Granted a Stock Option to AmSouth

To induce AmSouth to enter into the merger agreement, Regions granted AmSouth an option to purchase up to 90,767,194 shares of Regions common stock at a price per share equal to the lesser of $35.53 or the closing sale price of Regions common stock on the trading day immediately preceding the exercise date; however, in no case may AmSouth acquire more than 19.9% of the outstanding shares of Regions common stock under this stock option agreement. AmSouth cannot exercise the option unless specified triggering events occur. These events generally relate to business combinations or acquisition transactions involving Regions and a third party.

The option could have the effect of discouraging a company from trying to acquire Regions prior to completion of the merger or termination of the merger agreement. Upon the occurrence of certain triggering events, Regions may be required to repurchase the option and any shares of Regions common stock purchased under the option at a predetermined price, or AmSouth may choose to surrender the option to Regions for a cash payment of approximately $344 million. In no event will the total profit received by AmSouth with respect to this option exceed approximately $393 million.

The Regions stock option agreement is attached to this document as Annex C.

Accounting Treatment of the Merger by Regions (Page 49)

Regions will account for the merger as a purchase by Regions of AmSouth for financial reporting purposes.

Appraisal Rights (Page 50)

Under Delaware law, neither AmSouth nor Regions stockholders are entitled to appraisal rights in connection with the merger.

Regions Special Meeting (Page 15)

The Regions special meeting will be held on October 3, 2006, at 10:00 a.m. local time, at Regions Bank Operations Center, 201 Milan Parkway, Birmingham, Alabama, 35209. At the Regions special meeting, Regions stockholders will be asked:

•	to adopt the merger agreement;

•	to approve the adjournment of the Regions special meeting, if necessary or appropriate, to solicit additional proxies; and

•	to act on such other business as may properly come before the Regions special meeting.

Record Date.  Regions stockholders may cast one vote at the Regions special meeting for each share of Regions common stock that was owned at the close of business on August 14, 2006. At that date, there were 454,415,867 shares of Regions common stock entitled to be voted at the special meeting.

As of the Regions record date, directors and executive officers of Regions and their affiliates had the right to vote 9,223,392 shares of Regions common stock, or approximately 2.0% of the outstanding Regions common stock entitled to be voted at the special meeting.

Required Vote.  To adopt the merger agreement, the holders of a majority of the outstanding shares of Regions common stock entitled to vote must vote in favor of the adoption of the merger agreement. A Regions stockholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the adoption of the merger agreement.

AmSouth Special Meeting (Page 17)

The AmSouth special meeting will be held at 11:00 am local time on October 3, 2006, at the auditorium of AmSouth Bank in the AmSouth-Harbert Plaza, 1901 Sixth Avenue North in Birmingham, Alabama. At the AmSouth special meeting, AmSouth stockholders will be asked:

•	to adopt the merger agreement;

•	to approve the adjournment of the AmSouth special meeting, if necessary or appropriate, to solicit additional proxies; and

•	to act on such other business as may be properly brought before the AmSouth special meeting.

Record Date.  AmSouth stockholders may cast one vote at the AmSouth special meeting for each share of AmSouth common stock that was owned at the close of business on August 14, 2006. At that date, there were 345,521,431 shares of AmSouth common stock entitled to be voted at the special meeting.

As of the AmSouth record date, directors and executive officers of AmSouth and their affiliates had the right to vote 2,063,166 shares of AmSouth common stock, or approximately 0.6% of the outstanding AmSouth common stock entitled to be voted at the special meeting.

Required Vote.  To adopt the merger agreement, the holders of a majority of the outstanding shares of AmSouth common stock entitled to be voted must vote in favor of the merger agreement. An AmSouth stockholder’s failure to vote, a broker non-vote or an abstention will have the same effect as a vote against the adoption of the merger agreement.

Information About the Companies (Page 62)

Regions Financial Corporation

Regions (NYSE: RF), headquartered in Birmingham, Ala., is a full-service provider of retail and commercial banking, trust, securities brokerage, mortgage and insurance products and services. Regions had $86.1 billion in assets as of June 30, 2006, making it one of the nation’s top 15 banks. Regions’ banking subsidiary, Regions Bank, operates some 1,300 offices and a 1,600-ATM network across a 16-state geographic footprint in the South, Midwest and Texas. Its investment and securities brokerage, trust and asset management division, Morgan Keegan & Company Inc., provides services from over 300 offices. Additional information about Regions, which is a member of both the Forbes and Fortune 500, can be found at www.regions.com.

Regions’ principal executive offices are located at 417 North 20th Street, Birmingham, Alabama 35203 and its telephone number is (205) 944-1300.

AmSouth Bancorporation

AmSouth (NYSE: ASO) is a regional bank holding company and a financial holding company with $53.9 billion in assets as of June 30, 2006, more than 680 branch banking offices and 1,200 ATMs. AmSouth operates in Florida, Tennessee, Alabama, Mississippi, Louisiana and Georgia. AmSouth is a leader among regional banks in the Southeast in several key business segments, including consumer and commercial banking, small business banking, mortgage lending, equipment leasing, and trust and investment management services. AmSouth also offers a complete line of banking products and services at its web site, www.amsouth.com.

AmSouth’s principal executive offices are located at 1900 Fifth Avenue North, Birmingham, Alabama 35203 and its telephone number is (205) 320-7151.

The Merger is Intended to be Generally Tax-Free to AmSouth Stockholders, Except With Respect to Cash Received in Lieu of Fractional Shares (Page 45)

The merger is intended to qualify as a tax-free reorganization for federal income tax purposes, and assuming the merger will so qualify, holders of AmSouth common stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of their common stock for Regions common stock in the merger, except for any gain or loss that may result from the receipt by AmSouth stockholders of cash instead of a fractional share of Regions common stock. It is a condition to our respective obligations to complete the merger that Regions and AmSouth each receives a legal opinion that the merger will so qualify.

To review the tax consequences to AmSouth stockholders in greater detail, see “The Merger — Material Federal Tax Consequences of the Merger” beginning on page 45.

Comparative Market Prices and Share Information (Page 64)

Regions common stock is quoted on the New York Stock Exchange under the symbol “RF.” AmSouth common stock is quoted on the New York Stock Exchange under the symbol “ASO.” The following table sets forth the closing sale prices per share of Regions common stock and AmSouth common stock in each case as reported on the New York Stock Exchange on May 24, 2006, the last trading day before we announced the merger, and on August 16, 2006, the last practicable trading day before the distribution of this document.

	Regions	AmSouth
	Common	Common
	Stock	Stock

May 24, 2006	$35.53	$28.90
August 16, 2006	$36.79	$29.20

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF REGIONS

Set forth below are highlights from Regions’ consolidated financial data at or for the years ended December 31, 2001 through 2005, and at or for the six months ended June 30, 2005 and June 30, 2006. You should read this information in conjunction with Regions’ consolidated financial statements and related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included in Regions’ Annual Report on Form 10-K for the year ended December 31, 2005, and Quarterly Report on Form 10-Q as of June 30, 2006, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 79.

	At or for the Six Months Ended
	June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)

Earnings Summary:
Total interest income	$2,460,718	$2,047,360	$4,310,375	$2,955,685	$2,219,130	$2,536,989	$3,055,637
Total interest expense	955,456	670,077	1,489,756	842,651	744,532	1,039,401	1,630,144

Net interest income	1,505,262	1,377,283	2,820,619	2,113,034	1,474,598	1,497,588	1,425,493
Provision for loan losses	57,500	62,500	165,000	128,500	121,500	127,500	165,402

Net interest income after provision for loan losses	1,447,762	1,314,783	2,655,619	1,984,534	1,353,098	1,370,088	1,260,091
Total non-interest income	960,828	940,335	1,813,432	1,662,431	1,351,336	1,221,297	979,549
Total non-interest expense	1,482,607	1,551,797	3,046,956	2,471,383	1,792,862	1,722,145	1,521,689
Income taxes	286,046	213,329	421,551	351,817	259,731	249,338	209,017

Net income	$639,937	$489,992	$1,000,544	$823,765	$651,841	$619,902	$508,934

Net income available to common shareholders	$639,937	$489,992	$1,000,544	$817,745	$651,841	$614,458	$508,934

Share Data:
Weighted average number of shares outstanding — basic	455,982	464,011	461,171	368,656	274,212	276,936	277,455
Weighted average number of shares outstanding — diluted	460,584	469,469	466,183	373,732	277,930	281,043	280,332
Net income per share — basic	$1.40	$1.06	$2.17	$2.22	$2.38	$2.22	$1.83
Net income per share — diluted	1.39	1.04	2.15	2.19	2.35	2.19	1.82
Cash dividends	0.70	0.68	1.36	1.33	1.00	0.94	0.91
Book value	23.56	23.28	23.26	23.06	16.25	15.29	14.21
Balance Sheet Summary:
Total assets	$86,062,786	$85,279,098	$84,785,600	$84,106,438	$48,597,996	$47,938,840	$45,382,712
Investment securities	11,788,018	12,226,332	11,979,274	12,616,589	9,087,804	8,994,600	7,847,159
Loans, net of unearned income	59,130,632	58,338,944	58,404,913	57,526,954	32,184,323	30,985,774	30,885,348
Total deposits	61,404,826	60,870,850	60,378,367	58,667,023	32,732,535	32,926,201	31,548,323
Stockholders’ equity	10,698,359	10,743,305	10,614,283	10,749,457	4,452,115	4,178,422	4,035,765
Average total assets	85,658,368	84,783,403	85,096,467	66,838,148	48,476,392	46,139,872	44,655,132
Average stockholders’ equity	10,677,914	10,734,382	10,677,831	7,548,207	4,328,618	4,058,819	3,772,029

	At or for the Six Months Ended
	June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)

Profitability and Capital Ratios:
Return on average total assets	1.51%	1.17%	1.18%	1.23%	1.34%	1.34%	1.14%
Return on average stockholders’ equity	12.09	9.21	9.37	10.91	15.06	15.27	13.49
Dividend payout ratio	50.00	64.15	62.67	59.91	42.02	42.34	49.73
Net interest margin	4.21	3.85	3.91	3.66	3.49	3.73	3.66
Average stockholders’ equity to average total assets	12.47	12.66	12.55	11.29	8.93	8.80	8.45
Efficiency ratio(1)	58.86	66.36	64.30	65.36	62.52	62.85	61.82
Credit Quality Ratios:
Allowance for loan losses to loans, net of unearned income	1.32%	1.30%	1.34%	1.31%	1.41%	1.41%	1.36%
Allowance for loan losses to non-performing loans(2)	294	194	229	194	181	169	134
Non-performing loans(2)	$264,391	$391,789	$341,418	$388,658	$251,230	$258,750	$312,571
Non-performing loans to loans, net of unearned income(2)	0.45%	0.67%	0.58%	0.68%	0.78%	0.84%	1.01%
Non-performing assets to total assets(3)	0.37	0.53	0.48	0.54	0.62	0.66	0.78

(1)	Non-interest expense divided by the sum of net interest income (taxable-equivalent basis) and non-interest income net of gains (losses) from security transactions. This ratio is commonly used by financial institutions as a measure of productivity.

(2)	Non-performing loans include loans on a non-accrual basis and restructured loans.

(3)	Non-performing assets include loans on a non-accrual basis, restructured loans and foreclosed properties.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF AMSOUTH

Set forth below are highlights from AmSouth’s consolidated financial data at or for the years ended December 31, 2001 through 2005, and at or for the six months ended June 30, 2005 and June 30, 2006. You should read this information in conjunction with AmSouth’s consolidated financial statements and related notes, as well as the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, included in AmSouth’s Annual Report on Form 10-K for the year ended December 31, 2005, and Quarterly Report on Form 10-Q as of June 30, 2006, which are incorporated by reference in this document and from which this information is derived. See “Where You Can Find More Information” on page 79.

	At or for the Six Months
	Ended
	June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)

Earnings Summary:
Total interest income	$1,442,073	$1,183,686	$2,481,104	$2,165,661	$2,086,451	$2,254,116	$2,606,378
Total interest expense	641,568	425,295	955,830	689,636	671,816	781,476	1,239,656

Net interest income	800,505	758,391	1,525,274	1,476,025	1,414,635	1,472,640	1,366,722
Provision for loan and lease losses	51,300	38,300	93,950	127,750	173,700	213,550	187,100

Net interest income after provision for loan and lease losses	749,205	720,091	1,431,324	1,348,275	1,240,935	1,259,090	1,179,622
Total non-interest revenues	451,064	438,587	915,180	1,032,142	855,778	739,361	748,222
Total non-interest expense	669,557	634,459	1,291,923	1,456,938	1,205,577	1,126,622	1,157,232
Income taxes	165,040	160,975	328,876	299,981	265,015	262,682	234,266

Net income	$365,672	$363,244	$725,705	$623,498	$626,121	$609,147	$536,346

Common Share Data:
Weighted-average common shares outstanding — basic	345,038	353,170	350,702	352,684	350,237	358,176	367,404
Weighted-average common shares outstanding — diluted	350,192	357,914	355,554	357,952	354,308	362,329	370,948
Net income per common share — basic	$1.06	$1.03	$2.07	$1.77	$1.79	$1.70	$1.46
Net income per common share — diluted	1.04	1.01	2.04	1.74	1.77	1.68	1.45
Cash dividends declared	0.52	0.50	1.01	0.97	0.93	0.89	0.85
Book value	10.42	10.33	10.44	10.02	9.18	8.82	8.14
Balance Sheet Summary:
Total assets	$53,929,814	$50,546,831	$52,607,110	$49,548,371	$45,615,516	$40,571,272	$38,600,414
Investment securities	11,389,462	12,245,731	11,669,483	12,510,675	12,054,166	9,169,919	8,831,986
Loans, net of unearned income	37,454,093	33,533,382	35,897,939	32,801,337	29,339,364	27,350,918	25,124,493
Total deposits	37,437,500	35,313,708	36,348,382	34,232,779	30,440,353	27,315,624	26,167,017
Stockholders’ equity	3,579,061	3,638,225	3,634,577	3,568,841	3,229,669	3,115,997	2,955,099
Average total assets	52,946,693	50,318,828	50,740,057	48,010,625	42,730,516	38,564,568	38,238,393
Average stockholders’ equity	3,586,859	3,539,233	3,550,047	3,351,754	3,117,362	3,030,901	2,889,248

	At or for the Six Months
	Ended
	June 30,		At or for the Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
	(Dollars in thousands, except per share data)

Performance Ratios:
Return on average assets	1.39%	1.46%	1.43%	1.30%	1.47%	1.58%	1.40%
Return on average stockholders’ equity	20.56	20.70	20.44	18.60	20.08	20.10	18.56
Dividend payout ratio	49.06	48.54	48.79	54.80	51.96	52.35	58.22
Net interest margin	3.41	3.42	3.38	3.47	3.78	4.37	4.11
Average equity to average assets	6.77	7.03	7.00	6.98	7.30	7.86	7.56
Efficiency ratio(1)	52.59	52.06	52.01	57.12	52.08	49.78	53.12
Asset Quality Ratios:
Allowance for loan and lease losses to loans, net of unearned income	0.96%	1.09%	1.02%	1.12%	1.31%	1.40%	1.45%
Allowance for loan and lease losses to non-performing loans(2)	378	519	356	414	349	240	228
Non-performing loans(2)	$94,892	$70,421	$102,981	$88,488	$110,153	$158,829	$159,274
Non-performing assets to loans net of unearned income, foreclosed properties and repossessions	0.29%	0.27%	0.34%	0.34%	0.50%	0.72%	0.76%
Non-performing assets to total assets	0.20	0.18	0.23	0.22	0.32	0.49	0.50

(1)	Non-interest expense divided by the sum of net interest income (taxable-equivalent basis) and non-interest income. The computation of the FTE adjustment is based on the statutory federal income tax rate of 35%, adjusted for applicable state income taxes net of the related federal tax benefit.

(2)	Exclusive of accruing loans 90 days past due.

SELECTED COMBINED CONDENSED CONSOLIDATED UNAUDITED
PRO FORMA FINANCIAL DATA

The following table shows information about our financial condition and operations, including per share data and financial ratios, after giving effect to the merger. This information is called pro forma information in this document. The table sets forth the information as if the merger had become effective June 30, 2006, with respect to financial condition, and at the beginning of each of the periods presented, with respect to operations data. The pro forma data in the tables assume that the merger is accounted for as an acquisition by Regions of AmSouth using the purchase method of accounting. The pro forma financial information includes adjustments to record the assets and liabilities of AmSouth at their estimated fair values and is subject to further adjustment as additional information becomes available and as additional analyses are performed. The pro forma statements of operations do not include intangibles which may be incurred subsequent to the merger. This table should be read in conjunction with, and is qualified in its entirety by, the historical financial statements, including the notes thereto, of Regions and AmSouth which are incorporated by reference in this document and the more detailed pro forma financial information, including the notes thereto, appearing elsewhere in this document. See “Where You Can Find More Information” on page 79 and “Pro Forma Financial Information” on page 65.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information does not reflect the benefits of expected cost savings, opportunities to earn additional revenue or the costs and amortization referred to in the preceding paragraph and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

For purposes of the “Pro Forma Financial Information” on page 65, we have made certain assumptions regarding divestitures we will need to make in order to obtain approval of the merger by the Federal Reserve Board. These assumptions, as well as estimates of the foregone interest from these transactions, are included in the pro forma financial information upon which the information in the following table is based. The adjustments recorded for these divestitures on the merger date could vary significantly from the pro forma adjustments included herein depending on final regulatory divestiture requirements and changes in interest rates.

As of
June 30, 2006
(In thousands)

Selected Statement of Financial Condition Data:
Total assets	$142,437,065
Securities available for sale	16,908,586
Securities held to maturity	5,208,166
Loans, net of unearned income	93,002,169
Deposits	96,237,635
Borrowed funds	23,062,405
Stockholders’ equity	20,443,785

	For the Six Months	For the Twelve Months
	Ended	Ended
	June 30, 2006	December 31, 2005
	(In thousands, except per share data)

Selected Statements of Income Data:
Interest income	$3,883,608	$6,765,262
Interest expense	1,637,099	2,504,339

Net interest income	2,246,509	4,260,923
Provision for loan losses	108,800	258,950

Net interest income after provision for loan losses	2,137,709	4,001,973
Non-interest income	1,411,892	2,728,612
Non-interest expense	2,234,939	4,499,624

Income before income taxes	1,314,662	2,230,961
Income tax expense	397,113	657,055

Net income	$917,549	$1,573,906

Weighted Average Common Shares:
Basic	731,115	740,821
Diluted	739,827	749,702
Per Common Share Data:
Basic earnings	$1.25	$2.12
Diluted earnings	1.24	2.10
Book value	28.15	27.60

	For the Six Months	For the
	Ended	Twelve Months Ended
	June 30, 2006	December 31, 2005
	(Annualized)

Selected Financial Ratios (1):
Return on average assets(2)	1.28%	1.12%
Return on average stockholders’ equity(3)	9.00%	7.73%
Return on average tangible stockholders’ equity(4)	21.27%	18.17%
Ending stockholders’ equity to total assets	14.35%	N/A
Ending tangible stockholders’ equity to total tangible assets	5.79%	N/A
Efficiency ratio(5)	61.10%	64.25%

(1)	Return on average assets and return on average stockholders’ equity for the periods presented were calculated assuming the merger was consummated at the beginning of the periods presented.

(2)	Calculated by dividing pro forma net income by pro forma average assets for the period reported.

(3)	Calculated by dividing pro forma net income by pro forma average stockholders’ equity for the period reported.

(4)	Calculated by dividing pro forma net income by pro forma average stockholders’ equity, excluding excess purchase price and core deposit intangible, for the period reported.

(5)	Efficiency ratio represents pro forma non-interest income divided by the sum of pro forma net interest income (taxable-equivalent basis) plus other pro forma non-interest income, excluding securities gains or losses.

COMPARATIVE PER SHARE DATA

The following table sets forth for Regions common stock and AmSouth common stock certain historical, pro forma and pro forma-equivalent per share financial information. The pro forma and pro forma-equivalent per share information gives effect to the merger as if the merger had been effective on December 31, 2005. The pro forma data in the tables assumes that the merger is accounted for as an acquisition by Regions of AmSouth using the purchase method of accounting. See “The Merger — Accounting Treatment” on page 49. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the Securities and Exchange Commission and the pro forma financial information that appears elsewhere in this document. See “Where You Can Find More Information” on page 79 and “Pro Forma Financial Information” on page 65.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information does not reflect the benefits of these expected cost savings, opportunities to earn additional revenue, the impact of restructuring and merger-related costs or the amortization of certain intangibles and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

For purposes of the “Pro Forma Financial Information” on page 65, we have made certain assumptions regarding divestitures we will need to make in order to obtain approval of the merger by the Federal Reserve Board. These assumptions, as well as estimates of the foregone interest from these transactions, are included in the pro forma financial information upon which the information in the following table is based. The adjustments recorded for these divestitures on the merger date could vary significantly from the pro forma adjustments included herein depending on final regulatory divestiture requirements and changes in interest rates.

				Pro Forma
				Per Equivalent
	Regions	AmSouth	Pro Forma	Regions Share
	Historical	Historical	Combined	(0.7974 shares)

NET INCOME:
For the year ended December 31, 2005:
Basic	$2.17	$2.07	$2.12	$1.69
Diluted	$2.15	$2.04	$2.10	$1.67
For the six months ended June 30, 2006:
Basic	$1.40	$1.06	$1.25	$1.00
Diluted	$1.39	$1.04	$1.24	$0.99
CASH DIVIDENDS DECLARED:
For the year ended December 31, 2005	$1.36	$1.01	$1.36	$1.08
For the six months ended June 30, 2006	$0.70	$0.52	$0.70	$0.56
BOOK VALUE:
As of December 31, 2005	$23.26	$10.44	$27.60	$22.01
As of June 30, 2006	$23.56	$10.42	$28.15	$22.45

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains or incorporates by reference a number of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding Regions and AmSouth and may include statements for the period following the completion of the merger. You can find many of these statements by looking for words such as “plan,” “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “potential” or other similar expressions. Such statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, and Regions’ and AmSouth’s plans, objectives, expectations and intentions. Such statements involve risks and uncertainties that may cause results to differ materially from those set forth in these statements.

The ability of Regions and AmSouth to predict results or the actual effects of its plans and strategies is inherently uncertain and the merger itself creates additional uncertainty. Accordingly, actual results may differ materially from anticipated results. The following factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements:

•	the risk that the businesses of Regions and/or AmSouth in connection with the merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected;

•	expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame;

•	revenues following the merger may be lower than expected;

•	customer and employee relationships and business operations may be disrupted by the merger;

•	the ability to obtain required governmental and stockholder approvals, and the ability to complete the merger on the expected timeframe;

•	the effect of branch divestitures which we expect will be required in overlapping markets in connection with obtaining necessary regulatory approvals;

•	possible changes in economic and business conditions;

•	the existence or exacerbation of general geopolitical instability and uncertainty;

•	the ability of Regions and AmSouth to integrate recent acquisitions and attract new customers;

•	possible changes in monetary and fiscal policies, and laws and regulations;

•	the effects of easing of restrictions on participants in the financial services industry;

•	the cost and other effects of legal and administrative cases;

•	possible changes in the credit worthiness of customers and the possible impairment of collectibility of loans;

•	the effects of changes in interest rates and other risks and factors identified in each company’s filings with the SEC; or

•	the effects of weather and natural disasters such as hurricanes.

Because such forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Regions stockholders and AmSouth stockholders are cautioned not to place undue reliance on such statements, which speak only as of the date of this document or the date of any document incorporated by reference.

All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this document and attributable to Regions, AmSouth or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Neither Regions nor AmSouth undertakes any obligation to update such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

THE REGIONS SPECIAL MEETING

Date, Time and Place

The Regions special meeting will be held on October 3, 2006 at 10:00 a.m. local time at Regions Bank Operations Center, 201 Milan Parkway, Birmingham, Alabama, 35209.

Matters to Be Considered

At the Regions special meeting, Regions stockholders will be asked to:

•  adopt the merger agreement;

•	approve the adjournment of the Regions special meeting, if necessary or appropriate, to solicit additional proxies; and

•	transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

Proxies

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the Regions special meeting, regardless of whether you plan to attend the Regions special meeting. If you are a registered stockholder (that is, you hold stock certificates registered in your own name), you may also vote by telephone or through the internet, by following the instructions described on your proxy card. If your shares are held in nominee or “street name” you will receive separate voting instructions from your broker or nominee with your proxy materials. Although most brokers and nominees offer telephone and internet voting, availability and specific processes will depend on their voting arrangements. You can revoke the proxy at any time before the vote is taken at the Regions special meeting by submitting to Regions’ corporate secretary written notice of revocation or a properly executed proxy of a later date, or by attending the Regions special meeting and voting in person. Written notices of revocation and other communications about revoking Regions proxies should be addressed to:

Regions Financial Corporation
417 North 20th Street
Birmingham, Alabama 35203
Attention: R. Alan Deer
Executive Vice President, General Counsel and Corporate Secretary

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” adoption of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. The Regions board of directors is currently unaware of any other matters that may be presented for action at the Regions special meeting. If other matters properly come before the Regions special meeting, or at any adjournment or postponement thereof, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

Solicitation of Proxies

We will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Regions common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with D.F. King & Co., Inc. to assist us in soliciting proxies and have agreed to pay them $15,000 plus reasonable expenses for these services. If necessary, we may also use several of our regular employees, who will not be specially compensated, to solicit proxies from Regions stockholders, either personally or by telephone, telegram, facsimile or letter.

Record Date

The Regions board of directors has fixed the close of business on August 14, 2006 as the record date for determining the Regions stockholders entitled to receive notice of and to vote at the Regions special meeting. At that time, 454,415,867 shares of Regions common stock were outstanding, held by approximately 69,731 holders of record. As of the record date, directors and executive officers of Regions and their affiliates had the right to vote 9,223,392 shares of Regions common stock, representing approximately 2.0% of the shares entitled to vote at the Regions special meeting. Regions currently expects that its directors and executive officers will vote such shares “FOR” adoption of the merger agreement.

Quorum and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of Regions common stock is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted solely for the purpose of determining whether a quorum is present.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Regions common stock entitled to vote at the Regions special meeting. Approval of the proposal relating to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires that the votes cast in favor of the proposal exceed the votes cast in opposition. You are entitled to one vote for each share of Regions common stock you held as of the record date.

Because the affirmative vote of the holders of a majority of the outstanding shares of Regions common stock entitled to vote at the Regions special meeting is required to adopt the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the Regions board of directors urges Regions stockholders to complete, date and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope, or to vote by telephone or the internet.

Abstentions, failures to vote and broker non-votes will have no effect on the vote to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Participants in the Regions’ 401(k) and Other Plans

Participants in Regions’ 401(k) plan, the EquiServe Investment Plan and the Directors Stock Investment Plan, please note that the enclosed proxy card also constitutes the voting instruction form for shares allocated to you under the plan and covers all shares you are entitled to vote under the plan or plans, in addition to shares you may hold directly. Signing and returning the proxy card, or voting by telephone or on the internet as explained below, will enable voting of all shares, including those held in such plans.

Voting by Telephone or the Internet

Many stockholders of Regions have the option to submit their proxies or voting instructions electronically by telephone or the internet instead of submitting proxies by mail on the enclosed proxy card. Please note that there are separate arrangements for using the telephone and the internet depending on whether your shares are registered in Regions’ stock records in your name or in the name of a brokerage firm or bank. Regions stockholders should check their proxy card or the voting instructions forwarded by their broker, bank or other holder of record to see which options are available.

Regions holders of record may submit their proxies:

•	by telephone, by calling the toll-free number indicated on their proxy card and following the recorded instructions; or

•	through the internet, by visiting the website indicated on their proxy card and following the instructions.

THE AMSOUTH SPECIAL MEETING

Date, Time and Place

The AmSouth special meeting will be held on October 3, 2006 at 11:00 a.m., local time at the auditorium of AmSouth Bank in the AmSouth-Harbert Plaza, 1901 Sixth Avenue North in Birmingham, Alabama.

Matters to Be Considered

At the AmSouth special meeting, the AmSouth stockholders will be asked to:

•	adopt the merger agreement;

•	approve the adjournment of the AmSouth special meeting, if necessary or appropriate, to solicit additional proxies; and

•	transact such other business as may properly come before the special meeting or any adjournment or postponement of the meeting.

Proxies

You should complete and return the proxy card accompanying this document to ensure that your vote is counted at the special meeting, regardless of whether you plan to attend the special meeting. If you are a registered stockholder (that is, you hold stock certificates registered in your own name), you may also vote by telephone or through the internet, by following the instructions described on your proxy card. If your shares are held in nominee or “street name” you will receive separate voting instructions from your broker or nominee with your proxy materials. Although most brokers and nominees offer telephone and internet voting, availability and specific processes will depend on their voting arrangements. You can revoke the proxy at any time before the vote is taken at the special meeting by submitting to AmSouth’s corporate secretary written notice of revocation or a properly executed proxy of a later date, or by attending the special meeting and voting in person. Written notices of revocation and other communications about revoking AmSouth proxies should be addressed to:

AmSouth Bancorporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
Attention: John D. Buchanan
Executive Vice President,
General Counsel and Corporate Secretary

If your shares are held in street name, you should follow the instructions of your broker regarding the revocation of proxies.

All shares represented by valid proxies that we receive through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the adoption of the merger agreement and “FOR” the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies. The AmSouth board of directors is currently unaware of any other matters that may be presented for action at the special meeting. If other matters properly come before the special meeting, or at any adjournment or postponement thereof, we intend that shares represented by properly submitted proxies will be voted, or not voted, by and at the discretion of the persons named as proxies on the proxy card.

AmSouth stockholders should not send stock certificates with their proxy cards. If the merger is completed, AmSouth stockholders will need to exchange their current stock certificates for Regions stock certificates. Upon completion of the merger, former AmSouth stockholders will be mailed a transmittal form with instructions on how to exchange their AmSouth stock certificates for Regions stock certificates.

Solicitation of Proxies

We will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, we will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of AmSouth common stock and secure their voting instructions, if necessary. We will reimburse the record holders for their reasonable expenses in taking those actions. We have also made arrangements with Innisfree M&A Incorporated to assist us in soliciting proxies and have agreed to pay them a fee not expected to exceed $75,000 plus reasonable expenses for these services. If necessary, we may use several of our regular employees, who will not be specially compensated, to solicit proxies from AmSouth stockholders, either personally or by telephone, telegram, facsimile or letter.

Record Date

The AmSouth board of directors has fixed the close of business on August 14, 2006 as the record date for determining the AmSouth stockholders entitled to receive notice of and to vote at the AmSouth special meeting. At that time, 345,521,431 shares of AmSouth common stock were outstanding, held by approximately 25,952 holders of record. As of the record date, directors and executive officers of AmSouth and their affiliates had the right to vote 2,063,166 shares of AmSouth common stock, representing approximately 0.6% of the shares entitled to vote at the AmSouth special meeting. AmSouth currently expects that its directors and executive officers will vote such shares “FOR” adoption of the merger agreement.

Quorum and Vote Required

The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of AmSouth common stock is necessary to constitute a quorum at the AmSouth special meeting. Abstentions and broker non-votes will be counted for the purpose of determining whether a quorum is present.

Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of AmSouth common stock entitled to vote at the AmSouth special meeting. Approval of the proposal relating to the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies requires that the votes cast in favor of the proposal exceed the votes cast in opposition. You are entitled to one vote for each share of AmSouth common stock you held as of the record date.

Because the affirmative vote of the holders of a majority of the outstanding shares of AmSouth common stock entitled to vote at the AmSouth special meeting is required to adopt the merger agreement, the failure to vote by proxy or in person will have the same effect as a vote against the merger agreement. Abstentions and broker non-votes also will have the same effect as a vote against the merger. Accordingly, the AmSouth board of directors urges AmSouth stockholders to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope or to vote by telephone or the internet.

Abstentions, failures to vote and broker non-votes will have no effect on the vote on the adoption of the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies.

Participants in Certain AmSouth Plans

Participants in AmSouth’s Direct Stock Purchase and Dividend Reinvestment Plan (the “DRP”) and/or AmSouth employees who participate in the AmSouth Stock Fund of the AmSouth Thrift Plan will find that the enclosed proxy card shows the total of the number of any shares held by them in their own names (but not in street name through a broker) as well as those shares, including fractions of shares, held on their behalf by the agent for the DRP and/or the trustee for the Thrift Plan. Voting in one of the ways described above will allow voting of all shares, including those held by the DRP agent and the trustee for the Thrift Plan. Without instructions the trustee for the Thrift Plan will not be able to vote shares it holds with respect to the adoption of the merger agreement. Failure to instruct the trustee will have the same effect as a vote against adoption of the merger agreement.

Voting by Telephone or the Internet

Many stockholders of AmSouth have the option to submit their proxies or voting instructions electronically by telephone or the internet instead of submitting proxies by mail on the enclosed proxy card. Please note that there are separate arrangements for using the telephone and the internet depending on whether your shares are registered in AmSouth’s stock records in your name or in the name of a brokerage firm or bank. AmSouth stockholders should check their proxy card or the voting instructions forwarded by their broker, bank or other holder of record to see which options are available.

AmSouth holders of record may submit their proxies:

•	by telephone, by calling the toll-free number indicated on their proxy card and following the recorded instructions; or

•	through the internet, by visiting the website indicated on their proxy card and following the instructions.

THE MERGER

The following discussion contains material information pertaining to the merger. This discussion is a summary only and may not contain all of the information that is important to you. A copy of the merger agreement is attached to this document as Annex A and is incorporated by reference herein. We encourage you to read and review the merger agreement as well as the discussion in this document.

Structure

The Regions board of directors and the AmSouth board of directors have each unanimously approved the merger agreement, which provides for the merger of AmSouth with and into Regions, with Regions as the surviving corporation. Each share of AmSouth common stock outstanding prior to the merger will be converted, upon completion of the merger, into the right to receive 0.7974 shares of the common stock of Regions. We sometimes refer to this ratio as the “exchange ratio.” Shares of AmSouth common stock issued and outstanding immediately prior to the merger will be cancelled.

Background of the Merger

Each of Regions’ and AmSouth’s board of directors has from time to time engaged with senior management in strategic reviews, and has considered ways to enhance its company’s performance and prospects in light of competitive and other relevant developments. These strategic reviews have focused on, among other things, the business environment facing financial institutions generally, as well as conditions and ongoing consolidation in the financial services industry. For each company, these reviews have also included periodic discussions with respect to potential transactions that would further its strategic objectives, and the potential benefits and risks of those transactions, and from time to time have focused on the possibility of a merger with another major Alabama-based banking organization.

Jackson W. Moore, Chairman, President and Chief Executive Officer of Regions, and C. Dowd Ritter, Chairman, President and Chief Executive Officer of AmSouth, have known each other for several years, and periodically have spoken about their respective companies and the banking industry at industry meetings. In late 2005, Mr. Moore and Mr. Ritter met in a social setting and during the course of conversation discussed general industry trends and developments regarding their respective companies.

In January 2006, the Regions board of directors held a regular meeting at which they discussed generally strategic objectives and the financial services industry, and during the course of this strategic review, the Regions board of directors discussed AmSouth and the preliminary conversation between Mr. Moore and Mr. Ritter. At this meeting, the board authorized Mr. Moore to engage in exploratory discussions with Mr. Ritter regarding a possible strategic transaction between the two companies. Subsequent to this meeting, starting in February 2006, Mr. Moore and Mr. Ritter spoke regarding the possibility of a strategic merger of the two companies.

Based on preliminary mutual interest in the potential merits of a possible strategic transaction, exploratory discussions between the two companies concerning the framework for a possible transaction that would be mutually acceptable followed starting in mid-March 2006. These discussions focused on a strategic at-market merger, with fairly apportioned board and management representation and participation in the combined company and a “best-of-breed” approach to key management positions, as likely the most promising strategic direction for each company. Mr. Moore periodically apprised members of the Regions board of directors of the status of his discussions with Mr. Ritter. At a regular meeting of the Regions board of directors held in April 2006, Mr. Moore described to the Regions board of directors his preliminary discussions with Mr. Ritter regarding a combination of Regions and AmSouth. The Regions board of directors recommended that Mr. Moore continue to pursue his discussions with Mr. Ritter. Thereafter, at a regular meeting of the Regions board of directors held in May 2006, Mr. Moore updated the board on the status of the preliminary discussions, and there was a consensus among the Regions directors that pursuing a transaction along the lines that had been outlined would be an attractive strategic and financial transaction for Regions to pursue. During the same period, Mr. Ritter periodically apprised members of the AmSouth board of directors of the status of his discussions with Mr. Moore. At a regularly scheduled AmSouth board of directors meeting held in April 2006, Mr. Ritter described to the AmSouth board of directors his preliminary discussions with Mr. Moore regarding a combination of AmSouth and Regions. The AmSouth board of directors recommended that Mr. Ritter continue to pursue his conversations with Mr. Moore and believed that a merger generally along these lines represented a potentially unique strategic and financial opportunity. In connection with these discussions, AmSouth retained Goldman Sachs as its outside financial advisor and Sullivan & Cromwell LLP as its outside legal advisor, and Regions retained Merrill Lynch as its outside financial advisor and Wachtell, Lipton, Rosen & Katz as its outside legal advisor.

On May 17, 2006, the parties entered into a confidentiality agreement, and thereafter commenced mutual due diligence.

At about that time, the parties and their outside counsel also began preliminary drafting of the transaction documents. Discussions between representatives of Regions and AmSouth continued regarding a potential business combination and the benefits for each company that could result from such a transaction. As a result of these discussions, the parties agreed to recommend to their respective boards of directors an all-stock transaction in which AmSouth would merge into Regions, with Regions being the surviving corporation, and having a fixed exchange ratio of 0.7974 shares of Regions common stock for each share of AmSouth common stock, which was designed to produce an at-market exchange ratio based on the ratio of the closing market price of AmSouth common stock on May 22, 2006 to the closing market price of Regions common stock on May 22, 2006. The parties and their respective counsel also negotiated the other terms of the definitive transaction agreements and exchanged disclosure schedules.

On May 24, 2006, the board of directors of Regions met with senior management and their outside legal and financial advisors. Management reviewed for the Regions board of directors the background of discussions with AmSouth and the progress of negotiations, and reported on Regions’ due diligence investigations of AmSouth. Merrill Lynch reviewed with the Regions board of directors the structure and other terms of the proposed transaction, and financial information regarding AmSouth, Regions and the transaction, as well as information regarding peer companies and comparable transactions. In connection with the deliberation by the Regions board of directors, Merrill Lynch rendered to the Regions board of directors its oral opinion (subsequently confirmed in writing), as described under “— Opinion of Regions’ Financial Advisor”, that, as of the date of its opinion, and subject to and based on the qualifications, limitations and assumptions set forth in its written opinion, the exchange ratio in the merger was fair, from a financial point of view, to Regions.

Representatives of Wachtell, Lipton, Rosen & Katz discussed with the Regions board of directors the legal standards applicable to its decisions and actions with respect to its consideration of the proposed transaction, and reviewed the legal terms of the proposed transaction agreements. Representatives of Wachtell, Lipton, Rosen & Katz also discussed with the Regions board of directors the shareholder and regulatory approvals that would be required to complete the proposed merger, the likely process and timetable of the merger including obtaining the required shareholder and regulatory approvals and compensation and benefits issues in connection with the merger. Wachtell, Lipton, Rosen & Katz also reviewed for the Regions board of directors a set of draft resolutions relating to the proposed merger.

Following these discussions, and review and discussion among the members of the Regions board of directors, including consideration of the factors described under “— Regions’ Reasons for the Merger; Recommendation of the Merger by the Regions Board of Directors”, the Regions board of directors unanimously determined that the transactions contemplated by the merger agreement and the related transactions and agreements are advisable and in the best interests of Regions and its shareholders, and the directors voted unanimously to approve the merger with AmSouth, to approve and adopt the merger agreement and to approve the related transactions and agreements.

AmSouth’s board of directors met in the afternoon of May 24, 2006. Mr. Ritter and other senior AmSouth executives reviewed the status of discussions and negotiations with Regions since the previous board meeting. Members of AmSouth’s management discussed the due diligence process and findings and financial aspects of the transaction, including the proposed merger consideration, accretion/dilution analysis, post-merger capital ratios, dividend rates, estimated expense savings and revenue opportunities. Management also discussed strategic factors related to the proposed transaction. Representatives from Goldman Sachs delivered a financial analysis of the transaction and then advised the AmSouth board of directors of its opinion that, as of May 24, 2006, and based upon the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Goldman Sachs, all as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to holders of AmSouth common stock.

Representatives of Sullivan & Cromwell LLP advised the AmSouth board regarding certain legal matters related to the proposed transaction, including the fiduciary obligations of AmSouth’s directors in connection with their consideration of the proposed merger agreement. Representatives of Sullivan & Cromwell LLP also presented information about the proposed merger agreement, including key terms relating to structure, covenants, representations and warranties and closing conditions. Sullivan & Cromwell LLP representatives also discussed regulatory and stockholder approvals required to complete the merger and the terms of the option agreements. Following the presentations, directors addressed questions to members of AmSouth’s management, representatives of Sullivan & Cromwell LLP and representatives of Goldman Sachs.

Following these discussions, and review and discussion among the members of the AmSouth board of directors, including consideration of the factors described under “ — AmSouth’s Reasons for the Merger; Recommendation of the Merger by the AmSouth Board of Directors”, the AmSouth board of directors unanimously determined that the transactions contemplated by the merger agreement and the related transactions and agreements are advisable and in the best interests of AmSouth and its stockholders, and the directors voted unanimously to approve the merger with Regions, to approve and adopt the merger agreement and to approve the related transactions and agreements.

The transaction was announced on the morning of May 25, 2006 in a press release issued jointly by Regions and AmSouth.

Regions’ Reasons for the Merger; Recommendation of Regions’ Board of Directors

In reaching its decision to adopt the merger agreement and recommend adoption of the merger agreement to the Regions stockholders, the Regions board of directors consulted with Regions’ management, as well as with its outside legal and financial advisors, and considered a number of factors, including:

•	its knowledge of Regions’ business, operations, financial condition, earnings and prospects and of AmSouth’s business, operations, financial condition, earnings and prospects, taking into account its familiarity with AmSouth and its management and the results of Regions’ due diligence review of AmSouth;

•	its knowledge of the current environment in the financial services industry, including economic conditions and the interest rate environment, the continuing consolidation, increased operating costs resulting from regulatory initiatives and compliance mandates, increasing nationwide competition, and current financial market conditions and the likely effects of these factors on the companies’ potential growth, development, productivity and strategic options;

•	its belief that the transaction will significantly strengthen Regions’ presence in its core markets, and provide broader access to demographically attractive markets such as Florida, while improving customer service as a result of an expanded branch and distribution network and increased and improved product offerings;

•	the fact that the combined company would become one of the top 10 U.S. bank holding companies, based on currently estimated pro forma market capitalization, tangible common equity, deposits and number of branches, and its belief that the combined company’s increased size and scale and quality of operations would better position Regions to compete and grow its business;

•	its belief that the combined company would be better poised to take advantage of a number of strategic opportunities, including by building upon AmSouth’s de novo branching efforts and expertise and further developing Morgan Keegan’s leading regional brokerage platform in AmSouth markets and facilitating opportunities in complementary AmSouth businesses;

•	the potential cost saving opportunities, and the related potential impact on the combined company’s earnings;

•	its belief that the combined company will be positioned to benefit from increased credit portfolio diversity and increased lending capacity;

•	the financial analyses and presentation of Merrill Lynch, and its opinion, dated May 24, 2006, to the effect that, as of that date and based upon and subject to the assumptions, qualifications and limitations set forth in its opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Regions (see “— Opinion of Regions’ Financial Advisor”);

•	the fact that the exchange ratio represented an at-market transaction based on the ratio of the closing market price of AmSouth common stock on May 22, 2006 to the closing market price of Regions common stock on May 22, 2006, and that the exchange ratio is fixed, which the Regions board believed presented a unique and attractive strategic opportunity and was consistent with market practice for mergers of this type and with the strategic purpose of the merger;

•	the terms and conditions of the merger agreement, and the Regions board’s assessment of the likelihood that the merger would be completed in a timely manner and that the management team of the combined company would be able to successfully integrate and operate the businesses of the combined company after the merger;

•	the governance arrangements with respect to the combined company post-merger, including the fact that Mr. Moore will serve as Chairman of the combined company, and the proposed composition of the board of directors and the committees of the board of directors;

•	the experience of the Board of Directors with the recent merger of Regions and Union Planters, including shared governance arrangements and the experience of the Board in overseeing the integration of those two businesses;

•	the regulatory and other approvals required in connection with the merger, the possibility that meaningful branch divestitures would be required in overlapping markets in connection with obtaining necessary regulatory approvals, and the likelihood regulatory approvals will be received in a timely manner and without unacceptable conditions;

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger; and

•	the risks of the type and nature described under “Cautionary Statement Regarding Forward-Looking Statements” and in the filings of each company incorporated in this document by reference.

In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Regions board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger and the merger agreement and recommend that Regions stockholders vote “FOR” the adoption of the merger agreement. In addition, individual members of the Regions board of directors may have given differing weights to different factors. The Regions board of directors conducted an overall analysis of the factors described above, including through discussions with, and questioning of, Regions’ management and outside legal and financial advisors. The Regions board of directors also considered the advice of Merrill Lynch, its financial advisor, as well as Merrill Lynch’s analyses of the financial terms of the merger and relied on its opinion as to the fairness, from a financial point of view, of the exchange ratio in the merger to Regions.

It should be noted that this explanation of the Regions board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The Regions board of directors unanimously determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Regions and its stockholders and unanimously approved and adopted the merger agreement. The Regions board unanimously recommends that Regions stockholders vote “FOR” the adoption of the merger agreement.

AmSouth’s Reasons for the Merger; Recommendation of AmSouth’s Board of Directors

AmSouth’s board concluded, in reaching its decision to recommend the merger to AmSouth stockholders, that Regions and AmSouth have a unique strategic fit, that the merger provides an opportunity for enhanced financial performance and stockholder value and that the merger involves substantial participation by AmSouth’s board and management in the operations of the combined company. In concluding that the merger is in the best interests of AmSouth and its stockholders, AmSouth’s board considered, among other things, the following factors:

•	The current environment in the financial services industry, including national and regional economic conditions, continued consolidation in the financial services industry, evolving trends in technology, regulatory compliance requirements, nationwide competition, and the likely effect of these factors on AmSouth on both a stand-alone basis and in the context of the proposed merger;

•	AmSouth’s and Regions’ business, operations, financial condition, asset quality, earnings and prospects. In reviewing these factors, based on the information provided in due diligence, AmSouth’s board considered that Regions’ business and operations complement those of AmSouth, that Regions’ financial condition and asset quality are sound and should further strengthen the combined company’s balance sheet, and that Regions’ earnings and prospects, and the synergies potentially available in the proposed merger create the opportunity for the combined company having superior future earnings and prospects compared to AmSouth’s earnings and prospects on a stand-alone basis. In particular, AmSouth’s board considered the following:

•	the opportunity to leverage complementary business lines across a larger customer base in diverse markets;

•	the opportunity to strengthen the combined company’s presence in its core markets — Alabama, Florida, Tennessee, Louisiana and Mississippi; and

•	the creation of a top-10 U.S. bank holding company, with $140 billion in assets and $95 billion in deposits.

•	The structure of the transaction as a merger of equals in which AmSouth’s board and management would have substantial participation in the combined company. In particular, AmSouth’s board considered the following:

•	The board of the directors of the combined company would consist of nine AmSouth directors and 12 Regions directors;

•	The chief executive officer of the combined company would be AmSouth’s current chief executive officer; and

•	The substantial participation of other AmSouth officers in senior management positions in the combined company.

•	The consistency of the merger with AmSouth’s business strategies, including achieving strong earnings growth, improving customer attraction and retention and focusing on expense control. The board concluded after its analysis that AmSouth and Regions are a complementary fit because of the nature of the markets served and products offered by AmSouth and Regions and the expectation that the merger would provide economies of scale, expanded product offerings, expanded opportunities for cross-selling, cost savings opportunities, and enhanced opportunities for growth.

•	AmSouth’s legal advisors’ expectation that the merger will qualify as a transaction of a type that is generally tax-free for United States federal income tax purposes to AmSouth, Regions, and AmSouth’s stockholders.

•	Regions’ and AmSouth’s shared belief in a deliberate, disciplined approach to the combination, structured to generate positive operating leverage through expense control and quality revenue growth, as well as the willingness to exit low return markets and businesses to focus on high density/higher growth markets.

•	The synergies and revenue opportunities expected from the merger.

•	The AmSouth board’s belief that the merger is likely to increase value to stockholders. In particular, AmSouth’s board believes that:

•	The combined company is expected to generate meaningful excess capital that may be reinvested and deployed for the stockholders’ benefit;

•	The merger is expected to be dilutive to AmSouth’s GAAP earning per share in 2007 before the synergies are fully realized and is expected to be accretive to GAAP earnings per share thereafter, and is expected to be accretive to cash earnings per share in 2007 and significantly accretive to cash earnings per share thereafter; and

•	The dividend paid by the combined company will represent an approximately 7% increase in the dividend currently paid by AmSouth on its common stock.

•	The diversification of credit risk in terms of both types of lending and in geographic coverage and the minimal overlapping credits.

•	Goldman Sachs’s financial presentation to AmSouth’s board, including Goldman Sachs’s opinion, dated May 24, 2006, as to the fairness, from a financial point of view, to the holders of AmSouth common stock of the exchange ratio pursuant to the merger agreement, as discussed in “— Opinion of AmSouth’s Financial Advisor” below.

•	The AmSouth board’s understanding that the 0.7974 exchange ratio was fixed and would not fluctuate, as is customary in transactions of this nature, and in view of the long-term strategic purposes of the merger.

•	The AmSouth board’s understanding that the 0.7974 exchange ratio is higher than the average historical ratios of the AmSouth stock compared to the Regions stock for the three-year period ended May 23, 2006, as well as for other specified periods within that three-year period.

•	The review by AmSouth’s board with its legal advisor, Sullivan & Cromwell LLP, of the provisions of the merger agreement and stock option agreements, including the provisions of the merger agreement and the option agreements designed to enhance the probability that the merger will be completed.

•	The AmSouth board’s review and discussions with AmSouth’s management and outside advisors concerning the due diligence examination of the operations, financial condition, regulatory compliance and regulatory compliance programs and prospects of Regions.

•	The AmSouth board’s expectation, after consulting with legal counsel, that the required regulatory approvals could be obtained, although recognizing that substantial divestitures would be required.

AmSouth’s board also considered the potential risks outlined below but concluded that the anticipated benefits of combining with Regions were likely to outweigh substantially these risks. The risks included:

•	The possibility that the merger and the related integration process could result in the loss of key employees, in the disruption of AmSouth’s on-going business and in the loss of customers;

•	The possibility of encountering difficulties in achieving cost savings and revenue synergies in the amounts currently estimated or in the time frame currently contemplated;

•	The potential for an initial negative impact on the market price of AmSouth’s stock;

•	The substantial merger-related restructuring charges;

•	The impact of divestitures of branches, deposits and assets that regulatory authorities may require in connection with the merger, which may result in lost customer relationships and reduce the amount of income the combined company could have realized without such divestitures;

•	That the merger might not receive the necessary regulatory approvals and clearances to complete the merger or that governmental authorities could attempt to condition their approval of the merger on the companies’ compliance with burdensome conditions; and

•	That Regions would receive an option to purchase up to 19.9% of AmSouth’s outstanding stock under certain conditions, as described under the heading “The Stock Option Agreements.”

Although each member of AmSouth’s board individually considered these and other factors, the board did not collectively assign any specific or relative weights to the factors considered and did not make any determination with respect to any individual factor. The board collectively made its determination based on the conclusion reached by its members, in light of the factors that each of them considered appropriate, that the merger is in the best interests of AmSouth and its stockholders.

AmSouth’s board of directors realized there can be no assurance about future results, including results expected or considered in the factors listed above, such as assumptions regarding anticipated cost savings and earnings accretion/dilution. However, the board concluded that the potential positive factors outweighed the potential risks of completing the merger.

It should be noted that this explanation of the AmSouth board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

For the reasons set forth above, the AmSouth board of directors determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interest of AmSouth and its stockholders, and unanimously approved and adopted the merger agreement. The AmSouth board of directors unanimously recommends that the AmSouth stockholders vote “FOR” the adoption of the merger agreement.

Opinions of Financial Advisors

Regions engaged Merrill Lynch as its financial advisor and AmSouth engaged Goldman Sachs as its financial advisor in connection with the merger based on their experience and expertise. Merrill Lynch and Goldman Sachs are internationally recognized investment banking firms that have substantial experience in transactions similar to the merger.

Opinion of Regions’ Financial Advisor

Regions’ board of directors engaged Merrill Lynch to act as its financial advisor in connection with the merger, and to render an opinion as to whether the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Regions.

On May 24, 2006, Merrill Lynch delivered its oral opinion to Regions’ board of directors, subsequently confirmed in its written opinion as of that same date, that, as of that date, and based upon and subject to the assumptions made, matters considered and qualifications and limitations set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Regions.

The full text of the written opinion of Merrill Lynch, dated May 24, 2006, which sets forth the assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached as Annex D to this document and is incorporated into this document by reference. The following summary of Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. Stockholders of Regions are urged to read and should read the entire opinion carefully. Merrill Lynch has consented to the inclusion in this document of its opinion dated May 24, 2006 and of the summary of that opinion set forth below.

In preparing its opinion to Regions’ board of directors, Merrill Lynch performed various financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Merrill Lynch’s opinion or the presentation made by Merrill Lynch to Regions’ board of directors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Merrill Lynch did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, Merrill Lynch believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to AmSouth and Regions that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of AmSouth and Regions, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger, which are herein referred to as the expected synergies, furnished to Merrill Lynch by AmSouth and Regions;

•	conducted discussions with members of senior management and representatives of AmSouth and Regions concerning the matters described in the preceding two bullet points, as well as their respective businesses and prospects before and after giving effect to the merger and the expected synergies;

•	reviewed the market prices and valuation multiples for AmSouth’s common stock and Regions’ common stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of AmSouth and Regions and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the merger with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions among representatives of AmSouth and Regions and their financial and legal advisors;

•	reviewed the potential pro forma impact of the merger;

•	reviewed a draft dated May 23, 2006 of the merger agreement;

•	reviewed a draft dated May 23, 2006 of the stock option agreements between Regions and AmSouth; and

•	reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available. Merrill Lynch did not assume any responsibility for independently verifying such information and did not undertake any independent evaluation or appraisal of any of the assets or liabilities of AmSouth or Regions and it was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of AmSouth or Regions under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of AmSouth or Regions. With respect to the financial forecast information and the expected synergies furnished to or discussed with Merrill Lynch by AmSouth or Regions, Merrill Lynch assumed that they had been reasonably prepared and reflected the best currently available estimates and judgment of the management of AmSouth or Regions as to the expected future financial performance of AmSouth or Regions, as the case may be, and the expected synergies. Merrill Lynch further assumed that the merger would qualify as a tax-free reorganization for U.S. federal income tax purposes. Merrill Lynch also assumed that the final form of the merger agreement and each stock option agreement would be substantially similar to the last draft reviewed by it.

Merrill Lynch’s opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, May 24, 2006. Merrill Lynch further assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modifications, would be imposed that will have a material adverse effect on the contemplated benefits of the merger.

In connection with the preparation of its opinion, Merrill Lynch was not authorized by Regions or the board of directors of Regions to solicit, nor did Merrill Lynch solicit, third party indications of interest for the acquisition of all or any part of Regions.

Merrill Lynch’s opinion is addressed to Regions’ board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement. The opinion does not address the merits of the underlying decision of Regions to engage in the merger and does not constitute, nor should it be construed as, a recommendation to any stockholder of Regions as to how that stockholder should vote with respect to the merger or any matter related thereto. In addition, the opinion of Merrill Lynch does not address and Merrill Lynch was not asked to address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Regions. Merrill Lynch did not express any opinion as to the prices at which the common stock of Regions will trade following the announcement or consummation of the merger.

Merrill Lynch’s Financial Analysis

The following is a summary of the material financial analyses that Merrill Lynch performed in connection with its opinion to Regions’ board of directors dated May 24, 2006. The financial analyses summarized below include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch. To the extent the following quantitative information reflects market data, except as otherwise indicated, Merrill Lynch based this information on market data as they existed prior to May 24, 2006. This information, therefore, does not necessarily reflect current or future market conditions.

Calculation of Transaction Value

Merrill Lynch reviewed the terms of the merger. The merger consideration had an implied total offer value of $28.53 per share of AmSouth common stock based upon the closing price of Regions common stock of $35.78 on May 22, 2006. Merrill Lynch noted that AmSouth stockholders will receive 0.7974 shares of Regions common stock for each share of AmSouth common stock. Merrill Lynch also noted that the combination of Regions and AmSouth would have an implied aggregate total value of approximately $26 billion as of May 22, 2006.

Historical Market-for-Market Exchange Ratio Analysis

Merrill Lynch also analyzed the historical exchange ratio that existed between AmSouth common stock and Regions common stock for selected periods during the past year to illustrate the implied exchange ratio between the companies’ common stock at such intervals. The results of Merrill Lynch’s analysis are set forth in the following table:

Historical Implied
Exchange Ratio

May 22, 2006	0.7974
10-Trading Day Average	0.7921
30-Trading Day Average	0.7917
90-Trading Day Average	0.7933
1-Year Average	0.7925

Comparable Companies Analysis

Merrill Lynch reviewed and compared selected financial information and trading statistics of AmSouth and Regions to the publicly available corresponding data for the following regional financial institutions with a market capitalization in excess of $5 billion:

•	Wells Fargo & Company

•	Wachovia Corporation

•	U.S. Bancorp

•	SunTrust Banks, Inc.

•	BB&T Corporation

•	National City Corporation

•	Fifth Third Bancorp

•	The PNC Financial Services Group, Inc.

•	KeyCorp

•	M&T Bank Corporation

•	Marshall & Ilsley Corporation

•	UnionBanCal Corporation

•	Comerica Incorporated

•	Synovus Financial Corp.

•	Zions Bancorporation

•	Compass Bancshares, Inc.

•	Commerce Bancorp, Inc.

•	TD Banknorth Inc.

•	Huntington Bancshares Incorporated

•	Popular, Inc.

•	First Horizon National Corporation

The following table compares selected financial information and trading statistics of AmSouth and Regions with corresponding mean data for the above-listed comparable companies, which data is based on financial data at or for the period ending March 31, 2006, earnings per share estimates and projected earnings per share growth rates from First Call and market prices as of May 22, 2006. First Call is a recognized data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors.

	Price/2006		Price/2007
	Estimated		Estimated		Price/Book		Price/Tangible
	EPS		EPS		Value		Book Value

AmSouth	13.30	x	12.40	x	2.71	x	2.95x
Regions	13.90	x	12.92	x	1.53	x	3.05x
Comparable Companies	13.55	x	12.31	x	2.10	x	3.24x

No company used in the comparable company analyses described above is identical to AmSouth, Regions, or the pro forma combined company, as the case may be. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the merger, public trading or other values of the companies to which they are being compared. Mathematical analyses, such as determining the mean or median, are not of themselves meaningful methods of using comparable company data.

Discounted Dividend Analysis — AmSouth

Merrill Lynch performed a discounted dividend analysis to estimate a range of present values per share of AmSouth common stock. The valuation range was determined by adding (i) the present value of AmSouth’s earnings available for dividends, net of earnings necessary to maintain AmSouth’s tangible common equity to tangible assets ratio at 6.5% through December 31, 2011, and (ii) the present value of the “terminal value” of AmSouth common stock. In calculating the terminal value of AmSouth common stock, Merrill Lynch applied multiples ranging from 11.5x to 13.5x to year 2012 forecasted cash earnings. The dividend stream and terminal value were then discounted back to May 22, 2006 using discount rates ranging from 11.0% to 13.0%, which are rates Merrill Lynch viewed as the appropriate range for a company with AmSouth’s risk characteristics.

In performing this analysis, Merrill Lynch used the First Call consensus earnings per share estimate for AmSouth for 2007. After 2007, earnings per share were assumed to increase annually at 7.5%, the First Call consensus projected earnings growth rate for AmSouth. The analysis assumed annual asset growth rate of 5% for AmSouth.

Based on the foregoing criteria and assumptions, Merrill Lynch determined that the stand-alone present value of the AmSouth common stock ranged from $25.29 to $31.20 per share.

Discounted Dividend Analysis — Regions

Merrill Lynch performed a discounted dividend analysis to estimate a range of present values per share of Regions common stock. The valuation range was determined by adding (i) the present value of Regions’ earnings available for dividends, net of earnings necessary to maintain Regions’ tangible common equity to tangible assets ratio at 6.5% through December 31, 2011, and (ii) the present value of the “terminal value” of Regions common stock. In calculating the terminal value of Regions common stock, Merrill Lynch applied multiples ranging from 11.5x to 13.5x to year 2012 forecasted cash earnings. The dividend stream and terminal value were then discounted back to May 22, 2006 using discount rates ranging from 11.0% to 13.0%, which are rates Merrill Lynch viewed as the appropriate range for a company with Regions’ risk characteristics.

In performing this analysis, Merrill Lynch used the First Call consensus earnings per share estimate for Regions for 2007. After 2007, earnings per share were assumed to increase annually at 8%, the First Call consensus projected earnings growth rate for Regions. The analysis assumed an annual asset growth rate of 5% for Regions.

Based on the foregoing criteria and assumptions, Merrill Lynch determined that the stand-alone present value of the Regions common stock ranged from $31.77 to $39.08 per share.

Discounted Dividend Analysis — Pro Forma Combined Company

Merrill Lynch performed a pro forma discounted dividend analysis to estimate a range of present values per share of Regions common stock to reflect the impact of the merger with AmSouth. The valuation range was determined by adding (i) the present value of the pro forma combined company’s earnings available for dividends, net of earnings necessary to maintain the pro forma combined company’s tangible common equity to tangible assets ratio at 6.11% through December 31, 2011, and (ii) the present value of the “terminal value” of the pro forma combined company’s common stock. In calculating the terminal value of the pro forma combined company’s common stock, Merrill Lynch applied multiples ranging from 11.5x to 13.5x to year 2012 forecasted cash earnings. The dividend stream and terminal value were then discounted back to May 22, 2006 using discount rates ranging from 11.0% to 13.0%, which are rates Merrill Lynch viewed as the appropriate range for a company with Regions’ risk characteristics on a pro forma basis.

In performing this analysis, Merrill Lynch used the First Call consensus earnings per share estimate for AmSouth and Regions for 2007. After 2007, earnings per share were assumed to increase annually at 8% for Regions and 7.5% for AmSouth, their respective First Call consensus projected earnings growth rates. This analysis also assumed $420 million in pre-tax synergies, of which approximately 36% are projected to be realized in 2007, 83% in 2008, and 100% in 2009, and a $700 million pre-tax restructuring charge. The analysis assumed an annual asset growth rate of 5% for the pro forma combined company.

Based on the foregoing criteria and assumptions, Merrill Lynch determined that the present value of the Regions common stock, pro forma for the merger, ranged from $35.88 to $44.14 per share.

Contribution Analysis

Merrill Lynch also reviewed the relative contributions of Regions and AmSouth to the pro forma combined company with respect to certain financial and operating measurements. This analysis was based on market information as of May 22, 2006 and financial data as of, or for the quarter ended, March 31, 2006. Merrill Lynch then compared these contributions to the pro forma implied stock ownership interests of Regions and AmSouth of 62% and 38%, respectively, resulting from the merger. These pro forma implied stock ownership percentages were based on the exchange ratio and on fully diluted shares based on stated shares outstanding and options and warrants accounted for under the treasury stock method based on the market price as of May 22, 2006.

The following table indicates what Regions’ and AmSouth’s percentage contributions would have been on a pro forma basis to the combined company in the categories listed. The fully diluted market capitalization analysis was based on fully diluted shares based on stated shares outstanding and options and warrants accounted for under the treasury stock method based on the market price as of May 22, 2006. The 2007 estimated net income analyses were based on consensus First Call earnings estimates.

	Contribution	Contribution
	of Regions	of AmSouth

Assets	62%	38%
Deposits	62	38
Equity	75	25
Tangible Equity	62	38
2007E GAAP Net Income	61	39
2007E Cash Net Income	61	39
Market Value	62	38

Comparable Transactions Analysis

Merrill Lynch reviewed eight merger transactions since April 1998 involving companies in the commercial banking industry. Unless otherwise indicated in the table below, Merrill Lynch calculated the premium of the exchange ratio in the selected transactions to the ratio of the stock price for the parties in the selected transaction on the day prior to the announcement of the transaction, and calculated the resulting ownership percentages of the constituent shareholders in the combined company. Merrill Lynch also reviewed the selected transactions to determine (1) the relative contributions of each merger partner to the total assets, tangible equity, market value and earnings of the combined company and (2) the composition of the board of directors of the combined company. The results of this analysis are as follows:

								Pro Forma
								Owner-	Board
				Contribution of Smaller Partner				ship of	Rep. of
Larger	Smaller	Market			Tangible	Market		Smaller	Smaller
Partner	Partner	Premium		Assets	Equity	Value	Earnings	Partner	Partner

First Union	Wachovia	7%		23%	31%	26%	25%	28%	50%
Fleet Financial	BankBoston	29	(1)	41	38	30	36	38	45
Bank One	First Chicago	6		50	45	41	36	42	50
Regions	Union Planters	0		40	39	41	40	41	50
J.P. Morgan Chase	Bank One	15		27	36	39	37	42	50
Firstar	U.S. Bancorp	21		54	50	45	51	50	44
Norwest	Well Fargo	9		50	41	50	48	53	50
NationsBank	BankAmerica	0		50	55	45	43	45	45
Regions	AmSouth	0		38	38	38	39	38	43

(1)	Based on stock prices one week prior to the announcement of the merger.

Pro Forma Financial Impact

Based on the offer price of 0.7974 shares of Regions common stock for each share of AmSouth common stock, Merrill Lynch analyzed the pro forma per share financial impact of the merger on Regions’ cash earnings per share and GAAP earnings per share. This analysis was based on the First Call consensus earnings per share estimates for AmSouth and Regions for 2007. After 2007, earnings per share were assumed to increase annually at 8% for Regions and 7.5% for AmSouth, their respective First Call consensus projected earnings growth rates. The analysis assumed pre-tax cost synergies of $420 million, of which approximately 36% were projected to be realized in 2007, 83% in 2008 and 100% in 2009. In analyzing the pro forma financial impact of the merger, Merrill Lynch also assumed that there would be a pre-tax restructuring charge of $700 million, of which $350 million would be taken in 2006, $175 million in 2007 and $175 million in 2008. The analysis further assumed (1) incremental share repurchases in order to maintain a projected pro forma common equity ratio of 6.11%, and (2) that a deposit premium of 12% will be received for approximately $2.5 billion in assumed deposit divestitures, with a 1.25% return on assets. The following table sets forth Merrill Lynch’s analyses.

	2007	2008	2009

Accretion/(Dilution) to GAAP EPS
Regions	(0.39)%	6.34%	8.98%
AmSouth	(4.35)	2.59	5.63

Accretion/(Dilution) to Cash EPS
Regions	4.14	10.10	12.08
AmSouth	1.32	7.55	9.93

General

In conducting its analyses and arriving at its opinions, Merrill Lynch utilized a variety of generally accepted valuation methods. The analyses were prepared for the purpose of enabling Merrill Lynch to provide its opinion to the Regions board of directors as to the fairness, from a financial point view, to Regions of the exchange ratio pursuant to the merger agreement and do not purport to be appraisals or necessarily to reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Merrill Lynch made, and was provided by the management of AmSouth and Regions management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Merrill Lynch, Regions or AmSouth. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of AmSouth, Regions or their respective advisors, neither Regions nor Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the merger were determined through negotiations between AmSouth and Regions and were approved by the board of directors of Regions. Although Merrill Lynch provided advice to Regions during the course of these negotiations, the decision to enter into the merger was solely that of Regions’ board of directors. The opinion and presentation of Merrill Lynch to Regions’ board of directors was only one of a number of factors taken into consideration by Regions’ board of directors in making its determination to approve and adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. Merrill Lynch’s opinion should not be viewed as determinative of the views of the board of directors of Regions or management with respect to the merger or the exchange ratio. Merrill Lynch’s opinion was provided to Regions’ board of directors to assist it in connection with its consideration of the merger and does not constitute a recommendation to any stockholder as to how to vote or take any other action with respect to the merger.

Regions retained Merrill Lynch based upon Merrill Lynch’s experience and expertise. Merrill Lynch is an internationally recognized investment banking and advisory firm. Merrill Lynch, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Merrill Lynch is acting as financial advisor to Regions in connection with the merger and will receive a fee for its services, a significant portion of which is contingent upon the consummation of the merger. In addition Regions has agreed to reimburse Merrill Lynch for certain expenses incurred in connection with the services provided by Merrill Lynch and to indemnify Merrill Lynch and certain related persons and entities for certain liabilities, including liabilities under the U.S. federal securities laws, related to or arising out of its engagement.

Merrill Lynch has in the past provided financial advisory and financing services to Regions and AmSouth and may continue to do so. Merrill Lynch has received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of its business, Merrill Lynch may actively trade the common stock and other securities of AmSouth as well as the common stock of Regions and other securities of Regions, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of AmSouth’s Financial Advisor

Goldman Sachs was retained to act as financial advisor to AmSouth in connection with the merger. At a meeting of AmSouth’s board of directors held on May 24, 2006, Goldman Sachs rendered its opinion to the effect that, based upon and subject to the considerations set forth in the opinion and based upon such other matters as Goldman Sachs considered relevant, as of May 24, 2006, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of AmSouth common stock.

The full text of the written opinion of Goldman Sachs, dated May 24, 2006, which sets forth the procedures followed, assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this document and is incorporated herein by reference. AmSouth’s stockholders should read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of AmSouth’s board of directors in connection with its consideration of the merger. The Goldman Sachs opinion is not a recommendation as to how any holder of AmSouth’s common stock should vote with respect to the merger.

In connection with rendering its opinion and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of AmSouth and Regions for the five fiscal years ended December 31, 2005;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of AmSouth and Regions;

•	certain other communications from AmSouth and Regions to their respective stockholders;

•	certain research analyst estimates for AmSouth and Regions; and

•	certain internal financial analyses and forecasts for AmSouth and Regions prepared by their respective managements, including certain cost savings and the impact of certain divestitures projected by the managements of AmSouth and Regions to result from the merger.

Goldman Sachs also held discussions with members of the senior managements of AmSouth and Regions regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies. In addition, Goldman Sachs:

•	reviewed the reported price and trading activity for shares of AmSouth common stock and Regions common stock;

•	compared certain financial and stock market information for AmSouth and Regions with similar information for certain other companies the securities of which are publicly traded;

•	reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally; and

•	performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion. In that regard, Goldman Sachs assumed with AmSouth’s consent that the financial forecasts for AmSouth and Regions, including the cost savings and the impact of certain divestitures projected by the managements of AmSouth and Regions to result from the merger, were reasonably prepared on a basis reflecting the best currently available estimates and judgments of AmSouth and Regions.

Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary to complete the merger will be obtained without any adverse effect on AmSouth or Regions or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowance for losses with respect thereto and, accordingly, it assumed that such allowances for losses for AmSouth and Regions are in the aggregate adequate to cover such losses. In addition, Goldman Sachs did not review individual credit files nor did it make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of AmSouth, Regions or any of their respective subsidiaries, and it was not furnished with any such evaluation or appraisal.

Goldman Sachs’ opinion does not address the underlying business decision of AmSouth to engage in the merger, nor did Goldman Sachs express any opinion as to the prices at which shares of Regions common stock will trade at any time.

Set forth below is a summary of the material financial analyses performed by Goldman Sachs in connection with rendering its opinion. The summary of the analyses of Goldman Sachs set forth below is not a complete description of the analyses underlying its opinion, and the order in which these analyses are described below is not indicative of any relative weight or importance given to those analyses by Goldman Sachs. The following summaries of financial analyses include information presented in tabular format. You should read these tables together with the full text of the summary financial analyses, as the tables alone are not a complete description of the analyses.

Unless otherwise indicated, the following quantitative information, to the extent it is based on market data, is based on market data as of May 23, 2006, the last trading day prior to the date on which Goldman Sachs made its presentation to AmSouth’s board of directors, and is not necessarily indicative of market conditions after such date. Earnings per share estimates used in the analyses described below were provided by Institutional Brokerage Estimate System, or IBES (a data service that compiles earnings estimates issued by securities analysts), and First Call Corporation, or First Call, an industry service provider of earnings estimates based on an average of earnings estimates published by securities analysts. Goldman Sachs’ analyses include the use of earnings on both a “GAAP” and “cash” basis. “GAAP earnings” are computed in accordance with generally accepted accounting principles. “Cash earnings” add back the after-tax amortization of any intangibles.

Historical Exchange Ratio Analysis.  Goldman Sachs calculated and reviewed the historical exchange ratios implied by dividing the daily closing price per share of AmSouth common stock by the daily closing price per share of Regions common stock for each trading day in the three-year period ended May 23, 2006, as well as the average of these exchange ratios for this three-year period and for other specified periods within the three-year period.

The results of this analysis are as follows:

	Historical	Proposed Merger
Period	Exchange Ratio	Exchange Ratio

Three-year average	0.7858	0.7974
Two-year average	0.7845	0.7974
One-year average	0.7926	0.7974
Six-month average	0.7886	0.7974
Three-month average	0.7875	0.7974
Two-month average	0.7869	0.7974
One-month average	0.7933	0.7974
One-week average	0.7922	0.7974

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial and stock market information, ratios and multiples for AmSouth and Regions to corresponding financial and stock market information, ratios and multiples for a group of nine publicly-traded regional bank holding companies and a group of four publicly-traded large-cap bank holding companies set forth below:

Regional Bank Holding Companies	Large-Cap Bank Holding Companies

• SunTrust Banks, Inc.	• Bank of America Corporation
• National City Corporation	• Wells Fargo & Company
• BB&T Corporation	• Wachovia Corporation
• Fifth Third Bancorp	• U.S. Bancorp
• The PNC Financial Services Group, Inc.
• KeyCorp
• M&T Bank Corporation
• Marshall & Ilsley Corporation
• Comerica Incorporated

Goldman Sachs calculated and compared selected multiples and ratios for AmSouth, Regions and the selected companies based upon publicly available information. For companies that have recently made acquisitions, the calculations were made based upon publicly available pro forma data reflecting those acquisitions. Goldman Sachs used balance sheet and income statement information at or for the twelve months ended March 31, 2006. For the financial statistics set forth below, Goldman Sachs relied on information published by SNL DataSource, a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and mergers and acquisitions data for companies in the industries it covers, and FactSet, a data service that monitors and publishes compilations of earnings estimates by research analysts and other financial information. The selected multiples, statistics and ratios that were calculated and compared by Goldman Sachs were as follows:

•	Closing share price as a percentage of 52-week high share price;

•	Closing share price as a multiple of IBES EPS estimate for the next twelve months;

•	Closing share price as a multiple of 2005 and estimated 2006 and 2007 GAAP EPS;

•	Closing share price as a multiple of 2005 and estimated 2006 and 2007 cash EPS;

•	GAAP EPS growth for 2005-2006;

•	IBES long-term earnings growth rate estimate;

•	Ratio of the 2007 forward GAAP P/E multiple to the IBES long-term earnings growth rate estimate;

•	Fully diluted market capitalization as a multiple of stated book value;

•	Fully diluted market capitalization as a multiple of tangible book value;

•	Dividend yield represented by closing share price;

•	Return on average assets;

•	Return on average common equity;

•	Cash return on average tangible assets;

•	Cash return on average tangible common equity;

•	Fee income ratio;

•	Efficiency ratio;

•	Net interest margin;

•	Ratio of non-performing assets to total assets;

•	Ratio of reserves to non-performing loans;

•	Ratio of reserves to total loans;

•	Ratio of net charge-offs to average loans;

•	Ratio of equity to total assets; and

•	Ratio of tangible common equity to tangible assets.

The results of this analysis are summarized as follows:

					Selected Holding Companies
					Large-Cap		Regional Bank
					Bank Holding		Holding
	AmSouth		Regions		Companies		Companies
					(Median)		(Median)

Closing share price as a percentage of 52-week high share price	98.2%		97.6%		96.3%		95.5%
Closing share price as a multiple of IBES EPS estimate for the next twelve months	13.1	x	13.5	x	11.3	x	12.5x
Closing share price as a multiple of:
2005 GAAP EPS	14.6	x	14.6	x	12.7	x	13.7x
estimated 2006 GAAP EPS	13.4	x	13.8	x	11.6	x	12.8x
estimated 2007 GAAP EPS	12.4	x	12.9	x	10.7	x	11.8x
Closing share price as a multiple of:
2005 cash EPS	14.6	x	14.3	x	12.2	x	13.2x
estimated 2006 cash EPS	13.4	x	13.5	x	11.1	x	12.3x
estimated 2007 cash EPS	12.4	x	12.6	x	10.2	x	11.5x
GAAP EPS growth for 2005-2006	9.1%		6.0%		13.3%		5.3%
IBES long-term earnings growth rate estimate	7.5%		8.0%		10.0%		9.3%
Ratio of the 2007 forward GAAP P/E multiple to the IBES long-term earnings growth rate estimate	1.7	x	1.6	x	1.1	x	1.3x
Fully diluted market capitalization as a multiple of stated book value	2.8	x	1.5	x	2.2	x	2.1x
Fully diluted market capitalization as a multiple of tangible book value	3.0	x	3.1	x	3.8	x	3.0x
Dividend yield represented by closing share price	3.6%		3.9%		4.0%		3.6%
Return on average assets	1.35%		1.33%		1.47%		1.49%
Return on average common equity	19.5%		10.7%		17.4%		15.4%
Cash return on average tangible assets	1.36%		1.48%		1.60%		1.56%

Selected Holding Companies
Large-Cap	Regional Bank
Bank Holding	Holding
AmSouth	Regions	Companies	Companies
(Median)	(Median)

Cash return on average tangible common equity	21.4%	21.9%	32.9%	23.2%
Fee income ratio	35.4%	38.0%	44.3%	40.8%
Efficiency ratio	53.0%	59.7%	51.8%	59.4%
Net interest margin	3.38%	3.99%	3.52%	3.72%
Ratio of non-performing assets to total assets	0.19%	0.48%	0.24%	0.27%
Ratio of reserves to non-performing loans	4.2	x	2.3	x	3.4	x	3.3x
Ratio of reserves to total loans	0.95%	1.30%	1.27%	1.06%
Ratio of net charge-offs to average loans	0.33%	0.23%	0.54%	0.20%
Ratio of equity to total assets	6.84%	12.60%	9.28%	9.41%
Ratio of tangible common equity to tangible assets	6.32%	6.77%	5.19%	5.88%

Discounted Cash Flow Analysis.  Goldman Sachs performed a discounted cash flow analysis to determine a range of estimated present values per share of AmSouth common stock and Regions common stock assuming each company continued to operate as a stand-alone company. This range was determined in each case by adding, respectively, (1) the “present value” of the estimated future excess capital of AmSouth and Regions and (2) the “present value” of the estimated “terminal value” of AmSouth common stock and Regions common stock as of March 31, 2011. “Terminal value” refers to the value of a particular asset at a specific future time. “Present value” refers to the current value of future cash flows obtained by discounting such future cash flows by an interest rate that takes into account risk, the opportunity cost of capital, expected returns and other appropriate factors.

Goldman Sachs estimated alternative reference ranges of per share values for AmSouth on a stand-alone basis as of March 31, 2011 using:

•	median earnings estimates with respect to AmSouth for 2006 and 2007, as reported by First Call, the median First Call long-term EPS growth rate for AmSouth of 7.5% for 2008 through March 31, 2011, discount rates ranging from 8.0% to 12.0%, and a range of terminal P/E multiples of 11.0x to 15.0x; and

•	median earnings estimates with respect to AmSouth for 2006 and 2007, as reported by First Call, GAAP EPS growth rates ranging from 5.5% to 9.5% for 2008 through March 31, 2011, a discount rate of 10.0%, and a range of terminal P/E multiples of 11.0x to 15.0x.

Goldman Sachs estimated alternative reference ranges of per share values for Regions on a stand-alone basis as of March 31, 2011 using:

•	median earnings estimates with respect to Regions for 2006 and 2007, as reported by First Call, the median First Call long-term EPS growth rate for Regions of 8.0% for 2008 through March 31, 2011, discount rates ranging from 8.0% to 12.0%, and a range of terminal P/E multiples of 11.0x to 15.0x; and

•	median earnings estimates with respect to Regions for 2006 and 2007, as reported by First Call, GAAP EPS growth rates ranging from 6.0% to 10.0% for 2008 through March 31, 2011, a discount rate of 10.0%, and a range of terminal P/E multiples ranging from 11.0x to 15.0x.

This analysis resulted in the following reference ranges of indicated per share values for AmSouth and Regions common stock:

Range

AmSouth Stand-Alone
Median First Call earnings estimates for 2006 and 2007; median First Call long-term EPS growth rate of 7.5%; discount rates ranging from 8.0% to 12.0%; terminal P/E multiples ranging from 11.0x to 15.0x
$23.78 to $35.36
Median First Call earnings estimates for 2006 and 2007; long-term GAAP EPS growth rates ranging from 5.5% to 9.5%; discount rate of 10.0%; terminal P/E multiples ranging from 11.0x to 15.0x	$24.57 to $34.14
Regions Stand-Alone
Median First Call earnings estimates for 2006 and 2007; median First Call long-term EPS growth rate of 8.0%; discount rates ranging from 8.0% to 12.0%; terminal P/E multiples ranging from 11.0x to 15.0x
$30.00 to $44.01
Median First Call earnings estimates for 2006 and 2007; long-term GAAP EPS growth rates ranging from 6.0% to 10.0%; discount rate of 10.0%; terminal P/E multiples ranging from 11.0x to 15.0x	$30.97 to $42.52

Contribution Analysis.  Goldman Sachs computed the relative contributions of AmSouth and Regions to (1) the assets, loans, deposits, common equity and tangible common equity of the combined company as at March 31, 2006, (2) actual 2005 and first quarter 2006 and estimated 2006, 2007 and 2008 net income of the combined company on both a “GAAP” basis and a “cash” basis, (3) the net interest income and operating non-interest income and expense of the combined company for the 12 months ending March 31, 2006, and (4) the fully-diluted market capitalization of the combined company as of May 23, 2006. Goldman Sachs used estimates provided by First Call for AmSouth and Regions GAAP and cash net income estimates for 2006 and 2007, and applied the median IBES long-term growth rate to the 2007 estimates to calculate GAAP and cash net income estimates for 2008.

The results of this analysis are set forth in the following table ($ in millions):

Contribution	AmSouth		Regions

Fully diluted market capitalization	$10,083	37.9%	$16,488	62.1%
2005 GAAP net income	694	37.9	1,135	62.1
First quarter 2006 GAAP net income	178	38.0	291	62.0
2006 estimated GAAP net income	749	38.6	1,189	61.4
2007 estimated GAAP net income	801	39.2	1,242	60.8
2008 estimated GAAP net income	840	39.1	1,310	60.9
2005 cash net income	696	37.4	1,165	62.6
First quarter 2006 cash net income	179	37.5	298	62.5
2006 estimated cash net income	750	38.2	1,213	61.8
2007 estimated cash net income	801	38.8	1,263	61.2
2008 estimated cash net income	840	38.7	1,329	61.3
Net interest income (FTE)	1,587	34.8	2,972	65.2
Operating non-interest income	868	32.2	1,824	67.8
Operating non-interest expense	1,300	31.2	2,865	68.8
Assets	52,858	38.5	84,595	61.5
Loans	37,014	38.2	60,008	61.8
Deposits	37,119	38.0	60,519	62.0
Common equity	3,618	25.3	10,657	74.7
Tangible common equity	3,322	38.2	5,365	61.8

Accretion/Dilution Analysis.  Goldman Sachs performed pro forma analyses of the financial impact of the merger on AmSouth’s and Regions’ (1) estimated earnings per share on both a “GAAP” and “cash” basis for 2007 and 2008 (assuming that cost savings are partially phased-in) and 2008 (assuming that cost savings are fully phased-in), (2) estimated closing book value per share and (3) pro forma annual dividend. The following assumptions were applied:

•	Transaction closes on December 31, 2006;

•	Financial data as of March 31, 2006;

•	38% marginal corporate tax rate on transaction and earnings adjustments (excluding restructuring charges);

•	GAAP earnings based on First Call EPS estimates for 2006 and 2007; 2008 estimates apply the First Call long-term growth rate to 2007 earnings; AmSouth and Regions First Call long-term growth rates equal to 7.5% and 8.0%, respectively;

•	Cash earnings are equal to GAAP earnings, plus tax effected intangible asset amortization expense;

•	Regions and AmSouth asset growth of 5.1% and 8.0%, respectively, until closing; pro forma tangible asset growth of 5.0% thereafter;

•	AmSouth deposit growth of 5.0% until transaction close;

•	Excess of purchase price over AmSouth’s tangible book value is allocated first to identifiable intangibles — 3.0% of core deposits (equal to total deposits less time deposits greater than $100,000 and foreign deposits), amortized using sum-of-years digits over 10 years, tax deductible for book purposes; transaction goodwill is the remaining portion of the premium to tangible book value, plus the goodwill associated with the deferred tax liability related to the identifiable intangible, not amortized;

•	Pro forma analysis does not include purchase accounting adjustments other than core deposit intangibles;

•	AmSouth options are converted into Regions options on the basis of the exchange ratio;

•	Restructuring charge of $700 million: $350 million at closing; $175 million in 2007; $175 million in 2008; assumes a 5.50% pre-tax opportunity cost of cash and a 30% marginal corporate tax rate on restructuring charges;

•	Pre-tax run rate of annual cost savings of $400 million: $150 million in 2007; $350 million in 2008;

•	AmSouth annual expense growth of 5.0%;

•	No revenue synergies included;

•	$2.5 billion in deposits are divested at a 12.0% premium (earnings adjustments based on 1.25% after-tax return on average assets, a 53% efficiency ratio and a 35% fee income ratio);

•	Proceeds of divestitures and excess capital utilized to fund share repurchases to target the pro forma transaction ratio of tangible common equity to tangible assets;

•	Regions’ and AmSouth’s balance sheets are rolled forward to the transaction date; and

•	Dividends per share increase $0.04 per year ($0.01 per quarter).

The results of Goldman Sachs’ analysis are set forth in the following tables:

		2008	2008
		(Partial	Full
EPS	2007	Phase-In)	Phase-In

AmSouth
Accretion/(Dilution) — GAAP	(5.0)%	1.7%	3.1%
Accretion/(Dilution) — Cash	0.9%	6.7%	8.1%
Regions
Accretion/(Dilution) — GAAP	(1.0)%	5.4%	6.9%
Accretion/(Dilution) — Cash	3.3%	9.0%	10.5%

	AmSouth	Regions

Book Value per share
Accretion/(Dilution) — 2006 Stated at Close	98.9%	17.5%
Accretion/(Dilution) — 2006 Tangible at Close	(10.9)%	(3.4)%
Dividend Impact
Accretion/(Dilution) — Pro Forma Annual Dividend	7.3%	—

Pro Forma Shareholder Value Analysis.  Goldman Sachs performed a discounted cash flow analysis to determine an estimated present value per share of the common stock and estimated total market capitalization of the combined company. This value was determined by adding, respectively, (1) the “present value” of the estimated future excess capital of AmSouth and Regions on a pro forma basis and (2) the “present value” of the estimated “terminal value” of AmSouth’s and Regions’ common stock on a pro forma basis as of December 31, 2011.

Goldman Sachs estimated the “present values” of AmSouth’s and Regions’ common stock using median earnings estimates with respect to AmSouth and Regions for 2007, as reported by First Call, median First Call long-term EPS growth rates of 7.5% and 8.0%, respectively, and a discount rate of 10%. In estimating the pro forma excess capital of the combined company, Goldman Sachs took into account certain transaction adjustments, including cost savings, the opportunity cost of restructuring charges, the opportunity cost of increased dividends, the impact of deposit divestitures and intangible amortization (as more fully described above under the caption “Accretion/Dilution Analysis”).

As a result of this analysis, Goldman Sachs calculated an implied present value per share of the common stock of the combined company of $41.47 and an implied present value of total pro forma market capitalization of approximately $30.873 billion, which was accretive to the combined market capitalizations of AmSouth and Regions on a stand-alone basis, as set forth below ($ in millions):

	Regions	AmSouth	Combined

Current market capitalization	$16,488	$10,055 (1)	$26,543
Ownership %	62.1%	37.9%	100.0%
Pro forma market cap	$19,178	$11,695	$30,873
Accretion/(Dilution)	16.3%	16.3%	16.3%

(1)	AmSouth market capitalization calculated by reference to the exchange ratio for the merger and Regions’ closing market price on May 23, 2006.

Precedent Transactions Analysis.  Goldman Sachs analyzed publicly available information for eleven selected comparable “merger-of-equal” transactions in the commercial banking industry, consisting of:

•	Travelers Group Inc./Citicorp

•	NationsBank Corporation/BankAmerica Corporation

•	Norwest Corporation/Wells Fargo & Company

•	First Chicago NBD Corporation/Banc One Corporation

•	Fleet Financial Group Inc./BankBoston Corporation

•	Travelers Property Casualty Corporation/The St. Paul Companies

•	First Union Corporation/Wachovia Corporation

•	Chemical Banking Corporation/Chase Manhattan Corporation

•	Regions Financial Corporation/Union Planters Corporation

•	First Chicago Corporation/NBD Bancorp Inc.

•	KeyCorp/Society Corporation

Goldman Sachs calculated the premium to the stock price for the last trading day prior to the announcement of the transaction implied by the exchange ratio for the precedent transaction and the contribution to market value of each company in the precedent transaction, as well as certain non-financial terms of the precedent transactions, including a review of the respective affiliations of the executive officers of the combined company, the composition of the board of directors of the combined company, the name of the combined company and the pro forma ownership of the combined company. The results of these analyses and reviews are summarized in the following table:

	Date of	Premium	Market			Board	Executive
	Announcement	to Market	Value	Ownership	Name	Split	Officers

Travelers/Citicorp	Apr-1998	7.9%	52%/48%	50%/50%	Citigroup	50%/50%	Co-CEOs — Travelers and Citicorp
NationsBank/ BankAmerica	Apr-1998	0.0%	55%/45%	55%/45%	BankAmerica	50%/50%	Chairman & CEO — NationsBank
							President — BankAmerica
Norwest/Wells Fargo	Jun-1998	9.3%	49%/51%	53%/47%	Wells Fargo	50%/50%	Chairman — Wells Fargo
							CEO — Norwest
Banc One/First Chicago NBD	Apr-1998	6.4%	62%/38%	60%/40%	Bank One	50%/50%	Chairman — First Chicago
							CEO & President — Banc One
Fleet Financial/Bank Boston	Mar-1999	12.9%	62%/38%	60%/40%	Fleet Boston	55%/45%	Chairman & CEO — Fleet
							President & COO/ to be CEO & Chairman — Bank Boston
Travelers/St. Paul	Nov-2003	0.0%	65%/35%	65%/35%	St. Paul Travelers	52%/48%	Chairman- Travelers CEO (Chairman 1/06) — St. Paul
First Union/Wachovia	Apr-2001	7.9%	74%/26%	73%/27%	Wachovia	50%/50%	Chairman — Wachovia
							CEO & President — First Union
Chemical/Chase	Aug-1995	6.7%	59%/41%	58%/42%	Chase	56%/44%	Chairman & CEO — Chemical
							President & COO — Chase
Regions/Union Planters	Jan-2004	0.0%	59%/41%	59%/41%	Regions	50%/50%	Chairman & CEO — Regions
							CEO (6/05) and Chairman (6/06) — Union Planters
First Chicago/NBD	Jul-1995	0.0%	51%/49%	50%/50%	First Chicago NBD	50%/50%	Chairman — First Chicago CEO & President — NBD

KeyCorp/Society	Oct-1993	0.0%	52%/48%	52%/48%	KeyCorp	50%/50%	Chairman & CEO — KeyCorp
							President — Society

The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Goldman Sachs considered the results of all of the analyses and factors and did not isolate specific analyses or factors and reach separate conclusions as to whether or not any particular analysis or factor supported its opinion; rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the underlying analyses and factors. Accordingly, Goldman Sachs believes that its analyses must be considered as a whole and that selecting portions of its analyses or certain factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the processes underlying its opinion.

In its analyses, Goldman Sachs made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and various other matters, many of which are beyond the control of the parties and their advisors. Furthermore, no company or transaction used in Goldman Sachs’ analysis is identical to AmSouth, Regions or the proposed merger. Rather, the analyses of comparable companies and transactions involve complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the acquisition, public trading or other values of the companies or transactions being compared.

Goldman Sachs prepared its analyses for purposes of providing its opinion to AmSouth’s board of directors as to the fairness from a financial point of view to holders of shares of AmSouth common stock of the exchange ratio and to assist AmSouth’s board of directors in analyzing the proposed merger. The analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties and their respective advisors, none of AmSouth, Regions, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasted.

Goldman Sachs’ opinion was one of many factors considered by the AmSouth board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the board of directors of AmSouth or management with respect to the merger or the exchange ratio.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to AmSouth in connection with, and participated in certain of the negotiations leading to, the merger. In addition, Goldman Sachs has provided certain investment banking services to AmSouth from time to time, including having acted as:

•	its financial advisor with respect to the sale of its credit card portfolio in November 2004;

•	its financial advisor with respect to the sale of its mutual fund operations in September 2005;

•	lead manager with respect to an offering of its fixed rate, 5.20% coupon, 10-year subordinated notes (aggregate principal amount $500,000,000) in March 2003; and

•	lead manager with respect to an offering of its fixed rate, 4.85% coupon, 10-year subordinated notes (aggregate principal amount $450,000,000) in March 2005.

Goldman Sachs may also provide investment banking services to Regions in the future. In connection with the above-described investment banking services, Goldman Sachs has received, and may receive, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to AmSouth, Regions and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of AmSouth and Regions for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

AmSouth selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger. Pursuant to a letter agreement dated May 24, 2006, AmSouth engaged Goldman Sachs as financial advisor in connection with the contemplated transaction. Pursuant to the terms of the engagement letter, AmSouth has agreed to pay Goldman Sachs a transaction fee upon completion of the merger. AmSouth has also agreed to reimburse Goldman Sachs for all reasonable out-of-pocket expenses, including fees of counsel, and to indemnify Goldman Sachs and certain related persons against specified liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

Board of Directors and Management of Regions Following the Merger

Composition of the Board of Directors

Upon completion of the merger, the board of directors of Regions will consist of twelve current directors of Regions designated by Regions (plus up to one additional director to be added prior to the completion of the merger with the mutual agreement of Regions and AmSouth), and nine current directors of AmSouth designated by AmSouth (plus up to one additional director to be added prior to the completion of the merger with the mutual agreement of Regions and AmSouth). The former Regions directors and former AmSouth directors will be apportioned among the three classes of the Regions board of directors as equally as possible.

Until the third anniversary of the completion of the merger, if there is a vacancy created by the cessation of service of a Regions designee, a majority of the remaining Regions designees will propose a nominee to the nominating and corporate governance committee of the Regions board of directors to fill the vacant position, and if there is a vacancy created by the cessation of service of an AmSouth designee, a majority of the remaining AmSouth designees will propose a nominee to the nominating and corporate governance committee of the Regions board of directors to fill the vacant position.

Committees of the Board of Directors

Until the third anniversary of the completion of the merger, the chairmanships of the following committees of the board of directors of Regions will be divided evenly between individuals who are former Regions directors and those who are former AmSouth directors: the audit committee, the nominating and corporate governance committee, the compensation committee and the risk management committee. Also until the third anniversary of the completion of the merger, the total membership on the nominating and governance committee will include an equal number of former Regions directors and former AmSouth directors. In addition, it is the intention of Regions and AmSouth that until the third anniversary of the completion of the merger, subject to any relevant independence and expertise requirements under applicable law or stock exchange rule, the membership of each of the audit committee, the nominating and corporate governance committee, the compensation committee and the risk management committee will be divided as evenly as practicable between former Regions directors and former AmSouth directors.

Executive Officers of Regions

Following the merger, Jackson W. Moore, Chairman, President and Chief Executive Officer of Regions, will serve as Chairman of the Board of Regions and C. Dowd Ritter, Chairman of the Board, President and Chief Executive Officer of AmSouth, will serve as President and Chief Executive Officer of Regions. During the period that Mr. Moore is serving as Chairman, he will preside at all meetings of the board of directors and stockholders and have the right to attend all meetings of committees of the board of directors (since Mr. Moore will be deemed an executive officer of the combined company, the foregoing right will be subject to applicable law or stock exchange rules regarding the composition and executive sessions of committees) and participate in any regular meetings of management of the combined company. In the event that, prior to the third anniversary of the completion of the merger, Mr. Moore resigns or retires from his position as Chairman of the Board and Mr. Ritter is then continuing to serve as the President and Chief Executive Officer, Mr. Ritter will then also assume the position of Chairman of the Board. Until the third anniversary of the completion of the merger, removal of Mr. Moore or Mr. Ritter from their respective offices, and any determination not to nominate either as a director of the combined company, would require the affirmative vote of not less than 75% of the full board of directors.

Interests of AmSouth’s Directors and Officers in the Merger

AmSouth’s executive officers and directors may be deemed to have financial interests in the merger that are in addition to or different from their interests as stockholders of AmSouth. The AmSouth board of directors was aware of these financial interests and considered them, among other matters, in approving the merger agreement.

  C. Dowd Ritter Employment Agreement and Life Insurance Agreements

On May 24, 2006, C. Dowd Ritter, chairman, president and chief executive officer of AmSouth, executed a letter waiving his right under his employment agreement with AmSouth to serve as chairman of the board of directors of the company resulting from the merger so long as Jackson W. Moore continues to serve as chairman of the board of the combined company. Mr. Ritter’s employment agreement will be assumed by the combined company and will continue to govern the terms of his employment after the merger. As a result of Mr. Ritter’s letter, the occurrence of the merger will not entitle him to any termination or additional payment rights under his employment agreement so long as Mr. Moore or Mr. Ritter serves as chairman of the combined company. Mr. Ritter has also entered into two split-dollar life insurance agreements with AmSouth, one of which has a coverage amount of $6,770,034, payable at the death of the last of Mr. Ritter and his spouse and the other of which has a coverage amount of $3,339,795, payable at the death of Mr. Ritter. Upon a change in control, AmSouth’s obligation to pay associated premiums will become irrevocable, AmSouth is obligated to transfer ownership of the policy to an irrevocable trust and AmSouth will be obligated to fund the trust as necessary to pay all projected premiums. In addition, Mr. Ritter’s equity based compensation is subject to the effects described below under “Equity Based Compensation.”

Equity Based Compensation

Under AmSouth’s long term incentive compensation plans (“LTICPs”), AmSouth’s executive officers have been granted the following forms of equity based compensation: options to purchase AmSouth’s common shares, shares of restricted stock and performance unit awards. Approval of the merger by AmSouth’s stockholders will constitute a “change in control” under the LTICPs and will consequently have the following effects on the equity based compensation: all unvested options become immediately exercisable and will remain exercisable throughout their term; and any restriction periods imposed on shares of restricted stock will lapse. In addition, under the performance unit grant agreements, upon a change in control, the executive is entitled to immediate payout for the full term without pro-ration, based on company performance relative to goals in the year prior to the change in control, or, if greater, payout amount based on achievement of target performance.

Change in Control Agreements

Each of the following executive officers is a party to a change in control agreement with AmSouth: Candice W. Bagby, David B. Edmonds, John M. Gaffney, O.B. Grayson Hall, Jr., Susan Martinez, W. Charles Mayer, III, E .W. Stephenson, Jr., Geoffrey A. von Kuhn, William C. Wells, II and Alton E. Yother. Under the terms of these agreements, each executive officer is entitled to employment with Regions for two years following the change in control. In the event of termination of an executive’s employment by Regions without “cause” or by the executive for “good reason” (as these terms are defined in the change in control agreements), in each case prior to or within two years following the completion of the merger, the executive has a right to receive a cash payment equal to (i) three times (except in the case of Mr. Yother, two times) the sum of (x) the executive’s annual base salary, (y) the executive’s highest annual bonus out of the last three full fiscal years, and (z) a fair value competitive annual long term incentive grant; (ii) the actuarial present value of the executive’s aggregate benefits under the Supplemental Retirement Plan calculated under the assumption that the executive’s employment continued for the number of years remaining under the terms of the agreement and will be paid in lieu of any benefit under the Supplemental Retirement Plan; (iii) if the executive so elects, the executive’s aggregate benefits accrued through the date of termination under AmSouth’s Supplemental Thrift Plan paid in lieu of any benefit under the Plan itself; and (iv) three times (except in the case of Mr. Yother, two times) the sum of (x) the executive’s annual club dues bonus, and (y) the executive’s annual automobile allowance; (v) continued welfare benefits for the executive and the executive’s family for three years (except in the case of Mr. Yother, two years) from the date of termination; and (vi) relocation benefits or payment of accrued relocation benefits, outplacement assistance at the discretion of the executive and continued coverage under officer and director liability insurance, under the same terms and conditions and for the same amounts as in effect prior to termination, lasting through the expiration of the statutes of limitations on claims that might be brought against the executive, as well as indemnification and advancement of related litigation expenses. Each change in control agreement provides for full indemnification of the executive officer for excise taxes on “excess parachute payments” (within the meaning of section 280G of the Internal

Revenue Code, as amended in 1986 (or the Code)), if applicable, made to the executive officer as a result of the merger.

Supplemental Retirement and Thrift Plans

Each of the executive officers is party to AmSouth’s Supplemental Retirement Plan and Supplemental Thrift Plan (collectively referred to as the SERPs). In the event of termination of employment of an executive under his or her change in control agreement, the executive’s benefits as defined under the Supplemental Retirement Plan will be calculated using actual years of credited service times 4% of average pay for each of the first 10 years and 1% of average pay for each additional year up to a total of 35 years of credited service and reduced by benefits from Social Security and other employers and will be payable as an actuarially reduced benefit as early as age 55 and as an unreduced benefit as of age 60 or later. In addition, in the event the executive is terminated within two years of a change in control, the executive is entitled to a lump sum payment of any retirement benefits under the Supplemental Thrift Plan.

Interests of Regions’ Officers in the Merger

Regions’ executive officers may be deemed to have financial interests in the merger that are in addition to or different from their interests as stockholders of Regions. The Regions board of directors was aware of these financial interests and considered them, among other matters, in approving the merger agreement.

Employment Agreement with Jackson W. Moore

In connection with the execution of the merger agreement, Jackson W. Moore, Regions’ Chief Executive Officer, entered into an employment agreement with a four-year term commencing upon completion of the merger, which will supersede his existing agreement. During the term, Mr. Moore will serve as the Chairman of the Board of Directors of the combined company and as a member of its board of directors. Mr. Moore will be provided with office space and secretarial services at both Regions’ headquarters and a location to be determined by Mr. Moore. During the term, Mr. Moore will receive annual base salary, annual bonus and long-term incentive compensation of not less than 75 percent of those provided to Regions’ chief executive officer, with newly granted long-term incentive awards to vest no later than the expiration of the four-year term. Mr. Moore will participate in all benefit, perquisite and other plans (other than certain retirement plans of AmSouth) generally applicable to Regions’ chief executive officer and other senior executives, including retiree medical benefits for him and his spouse and use of a corporate aircraft. On completion of the merger, all equity-based compensation awards will vest and options will remain exercisable in accordance with their terms. Following completion of the merger, Mr. Moore will be paid his accrued SERP benefit, the balance of his deferred stock account and the change-in-control benefits under his existing employment agreement. In addition, Regions will honor the existing terms of the trust agreement pertaining to the payment of premiums on Mr. Moore’s life insurance policy. In the event that, during the term, Mr. Moore’s employment is terminated by Regions without “cause” or by Mr. Moore for “good reason,” Mr. Moore will be paid a lump sum cash payment equal to the sum of (1) a pro rata bonus for the year of termination and (2) Mr. Moore’s annual base salary and average annual bonus as Chairman (or if no such bonus has been paid, his last bonus as chief executive officer) for the remainder of the term. In addition, upon such a termination all equity compensation awards will vest and remain exercisable for their full term.

Merger-Related Retention Plans For Executive Officers

Regions Career Award Program.  The Regions’ Career Award Program will be enhanced for retention purposes to provide the opportunity for increased benefits for certain executive officers of Regions. Under the existing program, certain executive officer participants, including Messrs. Horsley, Upchurch and Miller, will receive, upon certain terminations of employment, a payment equal to one year (or two years, depending upon the form of agreement) of base salary and accelerated vesting of previously granted restricted stock with an aggregate value generally equal to one-half of the value of the change-of-control benefit that would have been paid to such participants upon a termination without “cause” or for “good reason” in connection with the Regions/Union Planters merger. Subject to a participant’s agreement to remain employed through a specified date, if he or she (other than Mr. Horsley) is terminated without “cause” or resigns for “good reason” in connection with the Regions/AmSouth merger, the payment amount described above will be increased so that the value of the payment and restricted stock received will approximate the change-of-control benefit the participant otherwise would have received upon a termination without “cause” or for “good reason” in connection with the Regions/Union Planters merger. This increase is contingent upon the participant’s continuing to work regular business hours through termination and agreeing to a waiver and release of claims in respect of his or her existing agreement. In addition, for purposes of determining Mr. Horsley’s supplemental executive retirement benefit, his average compensation will be calculated based on both salary and bonus. To the extent that the stock options of certain retiring executive officer participants under the program cannot be extended in accordance with Regions’ past practice upon an executive officer’s retirement due to limitations on such extensions under applicable deferred compensation laws and regulations, Regions may provide the executives with equity compensation benefits of comparable value. In addition, the vesting of all unvested restricted stock held by certain executive officers will accelerate to a date to be specified in the future.

Other Retention Agreements with Certain Remaining Executive Officers.  Certain of the remaining executive officers (other than Mr. Moore) who (i) do not participate in Regions’ Career Award Program, (ii) have an existing change-of-control agreement (or change-of-control provision in an employment agreement), (iii) agree to remain employed through a specified date, and (iv) are terminated without “cause” in connection with the merger, will receive payments and benefits in the amounts set forth in their existing agreements including a payment equal to a multiple (from one to three) times annual base salary and annual bonus and, in certain cases, a pro rata bonus for the year of termination and three years of welfare benefit continuation. This payment is contingent upon the executive officer continuing to work regular business hours through termination and agreeing to a waiver and release of claims in respect of his or her existing agreement. In addition, the vesting of all unvested restricted stock held by certain executive officers will accelerate to a date to be specified in the future.

Material Federal Income Tax Consequences of the Merger

The following is a summary of the material anticipated United States federal income tax consequences generally applicable to a U.S. Holder (as defined below) of AmSouth common stock with respect to the exchange of AmSouth common stock for Regions common stock pursuant to the merger. This discussion assumes that U.S. Holders hold their AmSouth common stock as capital assets within the meaning of section 1221 of the Code. This summary is based on the Code, administrative pronouncements, judicial decisions and Treasury Regulations, each as in effect as of the date of this joint proxy statement/prospectus. All of the foregoing are subject to change at any time, possibly with retroactive effect, and all are subject to differing interpretation. No advance ruling has been sought or obtained from the Internal Revenue Service (or the IRS), regarding the United States federal income tax consequences of the merger. As a result, no assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

This summary does not address any tax consequences arising under United States federal tax laws other than United States federal income tax laws, nor does it address the laws of any state, local, foreign or other taxing jurisdiction. In addition, this summary does not address all aspects of United States federal income taxation that may apply to U.S. Holders of AmSouth common stock in light of their particular circumstances or U.S. Holders that are subject to special rules under the Code, such as holders of AmSouth common stock that are not U.S. Holders, holders that are partnerships or other pass-through entities (and persons holding their AmSouth common stock through a partnership or other pass-through entity), persons who acquired shares of AmSouth common stock as a result of the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan, persons subject to the alternative minimum tax, tax-exempt organizations, financial institutions, broker-dealers, traders in securities that have elected to apply a mark to market method of accounting, insurance companies, persons having a “functional currency” other than the U.S. dollar and persons holding their AmSouth common stock as part of a straddle, hedging, constructive sale or conversion transaction.

For purposes of this summary, a “U.S. Holder” is a beneficial owner of AmSouth common stock that is for United States federal income tax purposes:

•	a United States citizen or resident alien;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state therein or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; and

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If a partnership (including any other entity treated as a partnership for United States federal income tax purposes) holds AmSouth common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor.

The Merger

The merger is intended to qualify as a reorganization under section 368(a) of the Code. It is a condition to the completion of the merger that each of Regions and AmSouth receive an opinion dated the closing date from Wachtell, Lipton, Rosen & Katz and Sullivan & Cromwell LLP, respectively, to the effect that on the basis of facts, representations and assumptions set forth or referred to in the opinion, the merger will constitute a reorganization within the meaning of section 368(a) of the Code. These opinions will be based in part on representation letters provided by AmSouth and Regions and on customary factual assumptions. If any of the facts, representations or assumptions upon which the opinions are based are inconsistent with the actual facts, the tax consequences of the merger could be adversely affected, the opinions and this summary may not accurately describe the United States federal income tax treatment of the merger, and the tax consequences of the merger to U.S. Holders may be materially different from those described in this summary.

Assuming the merger qualifies as a reorganization within the meaning of section 368(a) of the Code, AmSouth and Regions will not recognize any gain or loss for United States federal income tax purposes as a result of the merger. Assuming the merger qualifies as a reorganization within the meaning of section 368(a) of the Code, the United States federal income tax consequences of the merger to U.S. Holders of AmSouth common stock are, in general, as follows:

•	a U.S. Holder that receives Regions common stock in exchange for its shares of AmSouth common stock in the merger will not recognize gain or loss on the exchange, except to the extent the U.S. Holder receives cash instead of a fractional share interest in Regions common stock;

•	the aggregate tax basis of the shares of Regions common stock received in the merger (including any fractional shares deemed received and redeemed for cash as described below) will be equal to the aggregate tax basis in the shares of AmSouth common stock surrendered in exchange for the Regions common stock; and

•	an exchanging U.S. Holder’s holding period in the Regions common stock received in the merger (including any fractional shares deemed received and redeemed for cash as described below) will include the holding period of the AmSouth common stock surrendered in exchange for Regions common stock.

Cash Instead of Fractional Shares

A U.S. Holder that receives cash instead of a fractional share should be treated as if such U.S. Holder had received a fractional share of Regions common stock and then exchanged such fractional share for cash in a redemption by Regions. Assuming that the deemed redemption of a fractional share of Regions common stock is treated as a sale or exchange, and not as a dividend, a U.S. Holder will generally recognize capital gain or loss on such deemed redemption of the fractional share in an amount equal to the difference between the amount of cash received instead of the fractional share and the U.S. Holder’s tax basis in the fractional share of Regions common stock. Such capital gain or loss will be long term capital gain or loss if the AmSouth common stock exchanged was held for more than one year at the effective time of the merger.

Information Reporting and Backup Withholding

A non-corporate U.S. Holder of AmSouth common stock may be subject to information reporting and backup withholding on any cash payments it receives instead of fractional share interests in Regions common stock. Backup withholding will not apply, however, if such U.S. Holder (a) furnishes a correct taxpayer identification number and properly certifies that it is not subject to backup withholding (generally on a substitute Form W-9) or (b) otherwise establishes an exemption from backup withholding.

Any amounts withheld under the backup withholding rules may be allowed as a refund or credit against the U.S. Holder’s United States federal income tax liability, provided such U.S. Holder timely furnishes the required information to the IRS. U.S. Holders should consult their tax advisors as to their qualifications for an exemption from backup withholding and the procedure for establishing an exemption.

Reporting Requirements

A U.S. Holder that receives Regions common stock as a result of the merger will be required to retain records pertaining to the merger and will be required to file with its United States federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger.

Regulatory Matters

We have agreed to use our reasonable best efforts to obtain the regulatory approvals required to complete the merger. We refer to these approvals, along with the expiration of any statutory waiting periods related to these approvals, as the “requisite regulatory approvals.” These include approval from the Board of Governors of the Federal Reserve System, or Federal Reserve Board, and various other federal and state regulatory authorities. In addition to the application relating to that approval, we have filed or intend promptly to complete the filing of applications and notifications to obtain the other requisite regulatory approvals.

The merger cannot proceed in the absence of the requisite regulatory approvals. As discussed below, as of the date of this document, we estimate that we will need to make divestitures of branches in 14 markets with aggregate deposits of approximately $2.2 to $2.5 billion, and related loans and securities, in order to obtain approval of the merger by the Federal Reserve Board and the consent of the U.S. Department of Justice, or “DOJ”, although this is a preliminary estimate and the actual divestitures we will need to make may be more or less than this estimate.

Regions and AmSouth believe that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Regions or AmSouth. However, we cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, we cannot assure you as to the date of receipt of any of these approvals or the absence of any litigation challenging them. Likewise, we cannot assure you that the DOJ, or a state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, as to the result of that challenge.

We are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger other than those described below. We presently contemplate that if any additional governmental approvals or actions are required, these approvals or actions will be sought. However, we cannot assure you that any of these additional approvals or actions will be obtained.

Federal Reserve Board

Completion of the merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended.

The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that (1) would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States or (2) whose effect in any section of the United States may be to substantially lessen competition, or to tend to create a monopoly or result in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

In addition, in reviewing the merger, the Federal Reserve Board will consider the financial and managerial resources of Regions and AmSouth and their subsidiary banks, the convenience and needs of the communities to be served, applicable overall capital and safety and soundness standards, the effectiveness of each company in combating money laundering activities, as well as Regions’ and AmSouth’s regulatory status, including legal and regulatory compliance.

Under the Community Reinvestment Act of 1977, as amended, the Federal Reserve Board will take into account our records of performance in meeting the credit needs of our entire community, including low- and moderate-income neighborhoods, served by our companies. Regions’ banking subsidiary has received a “satisfactory” rating, and AmSouth’s banking subsidiary received an “outstanding” rating, from their respective federal regulator in its most recent Community Reinvestment Act examination with respect to this criterion.

Furthermore, the Bank Holding Company Act and Federal Reserve Board regulations require published notice of, and the opportunity for public comment on, our application, and authorize the Federal Reserve Board to hold a public hearing or meeting if the Federal Reserve Board determines that a hearing or meeting would be appropriate. Any hearing or meeting or comments provided by third parties could prolong the period during which the application is under review by the Federal Reserve Board.

Pursuant to the Bank Holding Company Act, a transaction approved by the Federal Reserve Board may not be consummated until 30 days after such approval is received, during which time the DOJ may challenge the merger on antitrust grounds. With the approval of the Federal Reserve Board and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’s effect on competition differently than the Federal Reserve Board, and thus it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

We estimate, as of the date of this document, that we will need to make divestitures of branches in 14 markets with aggregate deposits of approximately $2.2 to $2.5 billion, and related loans and securities, in order to obtain approval of the merger by the Federal Reserve Board and the consent of the DOJ. These estimates are preliminary and are based on Federal Reserve Board decisions in other cases and published deposit figures and, while we currently believe this estimate is reasonable, there can be no assurance that the final amount will not be different than this preliminary estimate. Under Federal Reserve Board policy, the merger cannot be completed until there is an executed definitive agreement for the divestitures. Regions and AmSouth are working to receive clearance for the merger as promptly as practicable.

Other Antitrust Authorities

The merger may be reviewed by the state attorneys general in the various states in which Regions and AmSouth operate. While Regions and AmSouth believe there are substantial arguments to the contrary, these authorities may claim that there is authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the merger under the circumstances and based upon the review set forth in applicable state laws and regulations. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger.

In addition, private parties also may seek to take legal action under the antitrust laws under some circumstances. Based upon an examination of information available relating to the businesses in which the companies are engaged, Regions and AmSouth believe that the completion of the merger will not violate U.S. antitrust laws. However, Regions and AmSouth can give no assurance that a challenge to the merger on antitrust grounds will not be made, or, if such a challenge is made, that Regions and AmSouth will prevail.

Other Regulatory Authorities

Applications or notifications are being filed with various state and/or foreign regulatory authorities and self-regulatory organizations, including the NASD, in connection with acquisitions or changes in control of subsidiaries of Regions and/or AmSouth, including banks, broker-dealers and insurance subsidiaries, that may be deemed to result from the merger. In addition, the merger may be reviewed by the attorneys general in the various states in which Regions and AmSouth own banking subsidiaries. These authorities may be empowered under applicable state laws and regulations to investigate or disapprove the merger under the circumstances and based upon the review provided for in applicable state laws and regulations.

Accounting Treatment

The merger will be accounted for as a “purchase” by Regions of AmSouth, as that term is used under U.S. Generally Accepted Accounting Principles, which we refer to as GAAP, for accounting and financial reporting purposes. As a result, the historical financial statements of Regions will continue to be the historical financial statements of Regions following the completion of the merger. The assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of AmSouth as of the effective time of the merger will be recorded at their respective fair values and added to those of Regions. Any excess of purchase price over the net fair values of AmSouth assets and liabilities is recorded as goodwill (excess purchase price). Financial statements of Regions issued after the merger will reflect such fair values and will not be restated retroactively to reflect the historical financial position or results of operations of AmSouth. The results of operations of AmSouth will be included in the results of operations of Regions beginning on the effective date of the merger.

Exchange of Certificates in the Merger

At or prior to the completion of the merger, Regions will cause to be deposited with the exchange agent certificates representing shares of Regions common stock for the benefit of the holders of certificates representing shares of AmSouth common stock and cash instead of any fractional shares that would otherwise be issued to AmSouth stockholders in the merger.

Promptly after the completion of the merger, Regions will cause the exchange agent to send transmittal materials to each holder of an AmSouth stock certificate for use in exchanging AmSouth stock certificates for certificates representing shares of Regions common stock and cash instead of fractional shares, if applicable. The exchange agent will deliver certificates for Regions common stock and/or a check instead of any fractional shares of Regions common stock once it receives the properly completed transmittal materials together with certificates representing a holder’s shares of AmSouth common stock.

AmSouth stock certificates may be exchanged for Regions stock certificates with the exchange agent for up to six months after the completion of the merger. At the end of that period, any Regions stock certificates and cash will be returned to Regions. Any holders of AmSouth stock certificates who have not exchanged their certificates will be entitled to look only to Regions, and only as general creditors of Regions, for Regions stock certificates and any cash to be received instead of fractional shares of Regions common stock.

Starting 30 days after the merger, until you exchange your AmSouth stock certificates for Regions common stock certificates, you will not be able to vote on any matter on which Regions stockholders are entitled to vote and you will not receive any dividends or other distributions in respect of shares of Regions common stock. Once you exchange your AmSouth stock certificates for Regions stock certificates, you will receive, without interest, any dividends or distributions with a record date after the effective time of the merger and payable with respect to your shares, as well as any dividends with respect to Regions common stock declared before the effective time of the merger but unpaid.

If your AmSouth stock certificate has been lost, stolen or destroyed you may receive a Regions stock certificate upon the making of an affidavit of that fact. Regions may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Regions with respect to the lost, stolen or destroyed AmSouth stock certificate.

Neither Regions nor AmSouth, nor any other person, will be liable to any former holder of AmSouth common stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Treatment of AmSouth Options and Other Stock-Based Awards

Upon completion of the merger, each outstanding option to acquire AmSouth common stock, whether or not exercisable, will be assumed by Regions and converted into an option to acquire that number of whole shares of

Regions common stock equal to the product of the number of shares of AmSouth common stock that were subject to the original AmSouth stock option multiplied by the exchange ratio at a per share exercise price equal to the exercise price per share of the original AmSouth stock option divided by the exchange ratio. Each converted AmSouth stock option will have the same terms and conditions as were in effect immediately prior to the completion of the merger, subject to any accelerated vesting as a result of the merger to the extent provided by the terms of the applicable AmSouth stock plan.

Each other AmSouth stock-based award will be converted into an award with respect to Regions common stock on the same basis as described for AmSouth stock options above.

As soon as practicable following the completion of the merger, Regions has agreed to file a registration statement to register the issuance of the shares of Regions common stock upon the exercise of the assumed AmSouth and Regions stock options and other rights.

Fractional Shares

Regions will not issue any fractional shares of Regions common stock. Instead, an AmSouth stockholder who would otherwise have received a fraction of a share of Regions common stock will receive an amount of cash equal to the fraction of a share of Regions common stock to which such holder would otherwise be entitled multiplied by the closing sale price per share of Regions common stock on the trading day immediately preceding the completion of the merger as reported on the NYSE Composite Transaction Tape.

Resales of Regions Stock by Affiliates

Stockholders of AmSouth who may be deemed to be affiliates of AmSouth and Regions, as defined under Rule 145 under the Securities Act, generally may not sell their shares of Regions common stock acquired in the merger except pursuant to an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rules 144 and 145 promulgated by the SEC under the Securities Act. Affiliates include directors, executive officers, and beneficial owners of 10% or more of any class of capital stock.

Pursuant to the merger agreement, AmSouth has agreed to deliver a letter of agreement from each person it reasonably believes to be an “affiliate” by which that person will agree, among other things, not to offer to sell, transfer or otherwise dispose of any of the shares of Regions common stock distributed to him or her pursuant to the merger except in compliance with Rule 144 and Rule 145 under the Securities Act, in a transaction that is otherwise exempt from the registration requirements of the Securities Act, or in an offering registered under the Securities Act. Regions may place restrictive legends on its common stock certificates that are issued to persons who are deemed to be affiliates under the Securities Act. This document does not cover any resales of Regions common stock received in the merger by any person who may be deemed an affiliate of AmSouth and Regions.

Public Trading Markets

AmSouth common stock is currently listed on the New York Stock Exchange under the symbol “ASO.” Upon completion of the merger, AmSouth common stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended. Regions common stock is listed on the New York Stock Exchange and trades under the symbol “RF.”

The shares of Regions common stock to be issued in connection with the merger will be freely transferable under the applicable securities laws, except for shares issued to any stockholder who may be deemed to be an affiliate of Regions or AmSouth, as discussed in “ — Resales of Regions Stock by Affiliates.”

Appraisal Rights

Under Delaware law, AmSouth stockholders are not entitled to appraisal rights in connection with the merger.

Litigation Relating to the Merger

On May 30, 2006, a putative stockholder class action lawsuit related to the merger agreement was filed in the United States District Court for the Northern District of Alabama against AmSouth and its directors. The lawsuit, captioned, Tucker v. AmSouth Bancorporation, et al. (Case No. CV-06-RRA-1039-S), alleges, among other things, that the exchange ratio agreed to in the merger agreement was inadequate and unfair to the AmSouth stockholders and that the individual defendants breached their duties to the stockholders in negotiating and approving the merger agreement. Two additional putative class actions, captioned David B. Shaev, IRA v. AmSouth Bancorporation, et al. (Case No. CV-06-P-1052-W) and Stone v. Ritter, et al. (Case No. CV200603121), were filed in the United States District Court for the Northern District of Alabama and in the Circuit Court of Jefferson County, Alabama, respectively. Like the Tucker complaint, the Shaev and Stone complaints allege claims for breach of fiduciary duty and seek injunctive, declaratory and other equitable relief.

On June 22, 2006, the defendants moved to dismiss the Shaev action, and that action was dismissed without prejudice on July 6, 2006 at the request of the plaintiff. On June 23, 2006, the defendants filed a motion seeking a stay of all proceedings in the Stone action and that motion was granted on July 25, 2006. On June 26, 2006 the defendants answered the complaint in the Tucker action by denying generally the allegations of the complaint, and, on August 1, 2006, the defendants filed a motion to dismiss the Tucker action. That motion remains pending. AmSouth believes that these lawsuits are without merit and intends to vigorously defend the actions.

THE MERGER AGREEMENT

The following describes material provisions of the merger agreement, which is attached as Annex A to this document and is incorporated by reference into this document. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. We urge you to read the merger agreement carefully and in its entirety.

The Merger

AmSouth will merge with and into Regions. Regions will be the surviving corporation and will continue its corporate existence under the laws of the State of Delaware under the name “Regions Financial Corporation,” and the separate corporate existence of AmSouth will terminate. Upon the completion of the merger, each share of AmSouth common stock outstanding, other than shares of AmSouth common stock held by either Regions or AmSouth, will be automatically converted into the right to receive 0.7974 shares of Regions common stock. All shares of AmSouth common stock converted into shares of Regions common stock will automatically be cancelled and retired as of the effective time of the merger. In addition, any shares of AmSouth common stock held by either AmSouth or Regions, or any of their respective subsidiaries, will be cancelled and retired as of the effective time of the merger.

Completion of the Merger

Unless the parties agree otherwise, the completion of the merger will take place at a time and place to be agreed by the parties, but no later than the third business day after all closing conditions have been satisfied or waived. The merger will be completed when we file a certificate of merger with the Delaware Secretary of State, unless we agree to a later time for the completion of the merger and specify that time in the certificate of merger. We currently expect to complete the merger in the fourth quarter of 2006, subject to receipt of required stockholder and regulatory approvals.

Conditions to Completion of the Merger

Our respective obligations to complete the merger are subject to the fulfillment or waiver of certain conditions, including:

•	the adoption of the merger agreement by the holders of a majority of the outstanding shares of AmSouth common stock and Regions common stock;

•	the receipt of all regulatory consents required to complete the merger, which consents must not be subject to any term or condition that would reasonably be likely to have a material adverse effect on the combined company after the completion of the merger, and the expiration of all waiting periods required by law;

•	the absence of any law, statute, judgment, decree, administrative decision, award, injunction, writ or other order of any court, arbitrator, mediator, tribunal, administrative agency, or other governmental authority that prohibits, restrains, or makes illegal the completion of the merger;

•	the effectiveness of the registration statement with respect to the Regions common stock to be issued in connection with the merger, the absence of any stop orders suspending the effectiveness of the registration statement, and the absence of any initiated, continuing or threatened action, suit, proceeding, or investigation by the SEC or any other governmental authority to suspend the effectiveness of the registration statement;

•	the authorization for listing by the New York Stock Exchange of the shares of Regions common stock to be issued to the holders of AmSouth common stock upon completion of the merger, subject to official notice of issuance;

•	the truth and correctness of the other party’s representations and warranties as of the date of the merger agreement and the date of the completion of the merger (with the exception of those representations and warranties that by their terms speak specifically as of the date of the merger agreement or some other date, which representations and warranties shall be true and correct as of such date), subject to the material adverse effect standard in the merger agreement;

•	the other party’s due performance and compliance with the agreements and covenants of the merger agreement in all material respects; and

•	the receipt by each party from its legal advisor of a written legal opinion, dated as of the completion of the merger, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will constitute a reorganization within the meaning of section 368(a) of the Code.

Reasonable Best Efforts to Obtain Required Stockholder Votes

Each company has agreed to call a meeting of its stockholders as soon as reasonably practicable for the purpose of obtaining the required stockholder vote, and each party has agreed to use its reasonable best efforts to hold the meetings on the same date. In addition, each party has agreed to use its reasonable best efforts to obtain from its stockholders the required stockholder vote in favor of adoption of the merger agreement.

If either Regions or AmSouth fails to obtain the adoption of the merger agreement by its stockholders, Regions and AmSouth will in good faith use their reasonable best efforts to negotiate a restructuring of the merger and/or to resubmit the merger to the stockholders of Regions and AmSouth. The obligation does not require either party to alter or change the amount or kind of the merger consideration in a manner adverse to such party or its stockholders.

No Solicitation

Each of AmSouth and Regions has agreed that it will not, and will cause its subsidiaries and its subsidiaries’ officers, directors, representatives and affiliates not to:

•	initiate, solicit, encourage or knowingly facilitate any inquiries or proposals with respect to any “acquisition proposal” (as defined below); or

•	engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data to, or have or engage or participate in any discussions with, any person relating to any acquisition proposal.

Under the merger agreement, however, if either AmSouth or Regions receives an unsolicited bona fide written acquisition proposal, the recipient of such proposal may furnish nonpublic information or data and participate in negotiations or discussions to the extent that its board of directors concludes, in good faith, after receiving the advice of its outside counsel and its financial advisors, that the failure to do so would violate its fiduciary duties under applicable law, and provided that prior to furnishing such nonpublic information or data or participating in such negotiations or discussions, it enters a confidentiality agreement with the party that submitted the unsolicited bona fide written acquisition proposal on terms no less favorable than those of the confidentiality agreement between Regions and AmSouth.

Each of AmSouth and Regions has agreed to advise the other party within one day following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, including describing the substance of the acquisition proposal (including the identity of the proposing party), and to keep the other party apprised of any related developments, discussions and negotiations on a current basis.

For purposes of the merger agreement, an “acquisition proposal” means, other than transactions contemplated by the merger agreement, any proposal, offer or inquiry relating to, or any third party indication of interest in:

•	any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of a party and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party;

•	any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party;

•	a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute more than twenty-five percent (25%) of the consolidated assets of the party.

Termination

The merger agreement may be terminated, and the merger abandoned, by us at any time before the merger is completed if both of our boards of directors vote to do so. In addition, the merger agreement may be terminated, and the merger abandoned, by either of our boards of directors if:

•	the merger has not been completed by May 31, 2007, unless the failure to complete the merger by such time is caused by a breach of the merger agreement by the terminating party;

•	any regulatory consent required to complete the merger is denied, and the denial is final and nonappealable;

•	(i) the board of directors of the other party fails to recommend that its stockholders vote in favor of approving and adopting the merger agreement or withdraws, modifies or qualifies its recommendation in a manner adverse to the terminating party, (ii) the other party fails substantially to comply with its obligation to call a meeting of its stockholders and to use its reasonable best efforts to cause its stockholders to adopt the merger agreement, or breaches its non-solicitation covenant, (iii) the other party negotiates or authorizes negotiations with a third party regarding an acquisition proposal, which negotiations continue for twenty business days, or (iv) the board of directors of the other party recommends or endorses an acquisition proposal other than the merger agreement;

•	the stockholders of either party fail to adopt the merger agreement, and that party substantially engages in bad faith in breach of its obligation to use its reasonable best efforts to negotiate a restructuring of the transaction and to resubmit the transaction to its stockholders for adoption and approval; or

•	the other party breaches any representation, warranty, covenant or agreement contained in the merger agreement, which breach would, if it were occurring on the date of the completion of the merger, result in the failure of the conditions to the terminating party’s obligation to complete the merger, and which cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach.

Effect of Termination.  If the merger agreement is terminated and abandoned, it will become void and there will be no liability on the part of AmSouth or Regions or their respective subsidiaries, directors or officers, except that:

•	designated provisions of the merger agreement will survive the termination, including provisions relating to the payment of fees and expenses, non-survival of the representations and warranties, confidential treatment of information and the representation of the parties with respect to brokers and finders;

•	termination will not relieve a breaching party from liability for any uncured willful breach of the merger agreement;

•	AmSouth and Regions, and their respective representatives, will keep confidential and will not use any information obtained from the other party for any purpose unrelated to the completion of the transactions contemplated by the merger agreement. AmSouth and Regions will also promptly return or destroy all documents, copies of documents and work papers containing confidential information and data regarding the other party; and

•	the stock option agreements will remain in effect in accordance with their terms.

Bylaw Amendments

In connection with entering into the merger agreement, Regions’ board of directors approved changes to the Regions bylaws which will become effective upon the completion of the merger. These bylaw amendments will affect the corporate governance agreements described below. Following completion of the merger, the affirmative vote of at least 75% of the full board of directors of Regions will be required to amend, repeal or modify the bylaw provisions providing for these governance arrangements, or to adopt any bylaw provision inconsistent with these arrangements.

•	Composition of the Board of Directors. Upon completion of the merger, the board of directors of Regions will consist of twelve current directors of Regions designated by Regions (plus up to one additional director to be added prior to the completion of the merger with the mutual agreement of Regions and AmSouth), and nine current directors of AmSouth designated by AmSouth (plus up to one additional director to be added prior to the completion of the merger with the mutual agreement of Regions and AmSouth). The former Regions directors and former AmSouth directors will be apportioned among the three classes of the Regions board of directors as equally as possible.

•	Replacement of Vacant Directorships. Until the third anniversary of the completion of the merger, if there is a vacancy created by the cessation of service of a Regions designee, a majority of the remaining Regions designees will propose a nominee to the nominating and corporate governance committee of the Regions board of directors to fill the vacant position, and if there is a vacancy created by the cessation of service of an AmSouth designee, a majority of the remaining AmSouth designees will propose a nominee to the nominating and corporate governance committee of the Regions board of directors to fill the vacant position.

•	Committees of the Board of Directors. Until the third anniversary of the completion of the merger, the chairmanships of the following committees of the board of directors of Regions will be divided evenly between individuals who are former Regions directors and those who are former AmSouth directors: the audit committee, the nominating and corporate governance committee, the compensation committee and the risk management committee. Also until the third anniversary of the completion of the merger, the total membership on the nominating and governance committee will include an equal number of former Regions directors and former AmSouth directors. In addition, it is the intention of Regions and AmSouth that until the third anniversary of the completion of the merger, subject to any relevant independence and expertise requirements under applicable law or stock exchange rule, the membership of each of the audit committee, the nominating and corporate governance committee, the compensation committee and the risk management committee will be divided as evenly as practicable between former Regions directors and former AmSouth directors.

•	Executive Officers of Regions. Jackson W. Moore, Chairman, President and Chief Executive Officer of Regions, will serve as Chairman of the Board of Regions and C. Dowd Ritter, Chairman of the Board, President and Chief Executive Officer of AmSouth, will serve as President and Chief Executive Officer of Regions following the merger. During the period that Mr. Moore is serving as Chairman, he will preside at all meetings of the board of directors and stockholders and have the right to attend all meetings of committees of the board of directors (since Mr. Moore will be deemed an executive officer of the combined company, the foregoing right will be subject to applicable law or stock exchange rules regarding the composition and executive sessions of committees) and participate in any regular meetings of management of the combined company. In the event that, prior to the third anniversary of the completion of the merger, Mr. Moore resigns or retires from his position as Chairman of the Board and Mr. Ritter is then continuing to serve as the President and Chief Executive Officer, Mr. Ritter will then also assume the position of Chairman of the Board. Until the third anniversary of the completion of the merger, removal of Mr. Moore or Mr. Ritter from their respective offices, and any determination not to nominate either as a director of the combined company, would require the affirmative vote of not less than 75% of the full board of directors.

Other Covenants and Agreements

Each of AmSouth and Regions has made customary agreements that place restrictions on it and its subsidiaries until the effective time of the merger. In general, AmSouth and Regions and their respective subsidiaries are required to use their reasonable best efforts to maintain and preserve intact their business organizations, assets, employees and relationships with customers, suppliers, employees and business associates. In addition, AmSouth and Regions and their respective subsidiaries are required to conduct their business in the ordinary course and to take no action that would adversely affect or delay the ability of any party to obtain any required consents or perform its covenants and agreements under the merger agreement or complete the merger on a timely basis. Each of

AmSouth and Regions has also agreed that, with certain exceptions, it shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of the other party:

•	amend its articles of incorporation, certificate of incorporation, charter, bylaws or other similar governing instruments (except as provided by the merger agreement);

•	adjust, split, combine or reclassify any capital stock;

•	make, declare or pay any dividends or other distributions on, or redeem, purchase or otherwise acquire, any shares of its capital stock;

•	issue any additional shares of capital stock or grant any stock options, restricted shares or other equity-based awards;

•	make any change in any instrument or contract governing the terms of any of its securities;

•	make any material investment in or acquisition of any other person or entity, other than in the ordinary course of business or pursuant to current contracts or in satisfaction of debts previously contracted in good faith;

•	enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable law;

•	sell, transfer, mortgage, encumber or otherwise dispose of any part of its business or any of its properties or assets, or cancel, release or assign any indebtedness or any claims against any person or entity other than a wholly owned subsidiary, except in the ordinary course of business or pursuant to current contracts or as may be required in connection with complying with its obligations under the merger agreement;

•	incur any indebtedness, become responsible for the obligations of another or make any loan or advance, in all cases other than in the ordinary course of business;

•	restructure or materially change its investment securities or other financial portfolio or its interest rate exposure;

•	terminate, waive or knowingly fail to use reasonable best efforts to enforce any material provision of any material contract, other than in the ordinary course of business;

•	other than as required under current benefit plans and subject to certain exceptions, increase the compensation or benefits of any of its officers, employees or directors, pay any pension or retirement allowance not required by any existing benefit plan, become a party to or amend any benefit plan or contract or employment agreement, or accelerate vesting of any stock options or stock-based awards;

•	settle any material litigation;

•	change its tax or financial accounting methods, other than as required by law;

•	file or amend any tax return other than in the ordinary course of business, make, change or revoke any material tax election, settle or compromise any material tax liability, agree to an extension of the statute of limitations with respect to the assessment or collection of material taxes or make or surrender any claim for a tax refund;

•	take any action or fail to take any action that is intended or may be reasonably expected to result in any of the conditions to the merger not being satisfied, or take any action that would reasonably be expected to prevent the merger from qualifying as a reorganization for federal income tax purposes;

•	agree to take, or adopt any resolutions by the board of directors in support of, any of the actions prohibited by the preceding bullet points.

The merger agreement also contains mutual agreements relating to coordinating the payment schedule for ordinary course dividends, filing required regulatory applications and obtaining required regulatory consents, access to information of the other party and public announcements with respect to the transactions contemplated by the merger agreement.

Representations and Warranties

The merger agreement contains reciprocal representations and warranties of AmSouth and Regions relating to their respective businesses, including as relates to:

•	corporate organization, standing and power, and subsidiaries,

•	requisite corporate authority to enter into the merger agreement and stock option agreements and to complete the contemplated transactions,

•	capitalization,

•	securities law filings and financial statements,

•	absence of certain changes,

•	tax matters,

•	absence of any actions reasonably likely to prevent the merger from qualifying as a tax-free reorganization or reasonably likely to impede or materially delay the receipt of any required regulatory consents,

•	environmental matters,

•	compliance with permits, laws and orders, and reporting requirements,

•	labor relations,

•	employee benefit matters,

•	material contracts,

•	litigation,

•	reports to governmental authorities,

•	intellectual property,

•	state takeover laws,

•	fairness opinions,

•	insurance, and

•	brokers and finders.

With the exception of specified representations relating to capitalization, corporate authority and fairness opinions that must be true and correct in all material respects, and representations relating to absence of conflict with organizational documents and absence of certain changes reasonably likely to have a material adverse effect which must be true and correct in all respects, no representation will be deemed untrue or incorrect as a consequence of the existence or absence of any fact or event unless that fact or event, individually or taken together with all other facts or events, has had or is reasonably likely to have a material adverse effect on the company making the representation.

The representations described above and included in the merger agreement were made for purposes of the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters as facts. This description of the representations and warranties, and their reproduction in the copy of the merger agreement attached to this document as Annex A, are included solely to provide investors with information regarding the terms of the merger agreement. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should only be read together with the information provided elsewhere in this document and in the documents incorporated by reference into this document, including the periodic and current reports and statements that Regions and AmSouth file with the SEC. See “Where You Can Find More Information” on page 79.

Regions Employee Benefit Plans

The merger agreement provides that after the completion of the merger, Regions, at its election, may, with respect to AmSouth employees who become Regions employees following the completion of the merger, either:

•	provide employee benefits under Regions compensation and benefit plans on terms and conditions that are the same for similarly situated employees of Regions, or

•	maintain for the benefit of such continuing AmSouth employees the compensation and benefit plans maintained by AmSouth immediately prior to the completion of the merger.

Regions will recognize, for purposes of participation, vesting and benefit accrual (but not for benefit accrual with respect to any plan in which such credit would result in a duplication of benefits) all service with AmSouth as service with Regions. This recognition will not cause Regions’ tax-qualified defined benefit pension plan (which is not open to new participants) to be opened to new participants.

Expenses and Fees

In general, each party will be responsible for all expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement. However, AmSouth and Regions will each pay one-half of the costs incurred in connection with the preparation (including printing and filing) of this document.

Possible Alternative Merger Structure

The merger agreement provides that AmSouth and Regions may mutually agree to change the structure of the merger. However, no change may be made that:

•	alters or changes the number of shares of Regions common stock into which shares of AmSouth common stock will be converted in the merger,

•	adversely affects the tax treatment of AmSouth or Regions or their respective stockholders pursuant to the merger agreement, or

•	materially impedes or delays completion of the merger in a timely manner.

Amendment or Waivers

The merger agreement may be amended or modified, in accordance with applicable law, by our written agreement, except that any amendment that would require the approval of either company’s stockholders will not be made unless such required approval is first obtained. The provisions of the merger agreement may be waived by the party benefited by those provisions, except as would be prohibited under applicable law.

THE STOCK OPTION AGREEMENTS

The following description, which sets forth the material provisions of the stock option agreements under which AmSouth has granted an option to Regions to purchase shares of AmSouth common stock in specified circumstances, and Regions has granted an option to AmSouth to purchase shares of Regions common stock in specified circumstances, is subject to the full text of, and qualified in its entirety by reference to, the stock option agreements, which are attached to this document as Annexes B and C, respectively, and each of which is incorporated by reference into this document. We urge you to read the stock option agreements carefully and in their entirety, as they are the legal documents governing the stock options.

The Stock Options

When we entered into the merger agreement, we also entered into reciprocal stock option agreements. Under the terms of the stock option granted by AmSouth to Regions, Regions may purchase up to 69,027,842 shares of AmSouth common stock at an exercise price equal to the lesser of $28.90 per share or the closing sale price of the common stock on the NYSE Composite Transaction Tape on the trading day immediately preceding the exercise date. Under the terms of the stock option granted by Regions to AmSouth, AmSouth may purchase up to 90,767,194 shares of Regions common stock at an exercise price equal to the lesser of $35.53 per share or the closing sale price of the common stock on the NYSE Composite Transaction Tape on the trading day immediately preceding the exercise date. However, the number of shares issuable upon exercise of the two options cannot respectively exceed 19.9% of AmSouth and Regions common stock outstanding without giving effect to any shares issued under the options. In the event that any additional shares of common stock are either issued or redeemed after the date of the stock option agreements, the number of the relevant shares of common stock subject to the option will be adjusted so that such number equals 19.9% of the number of relevant shares of common stock then issued and outstanding without giving effect to any shares of common stock subject to or issued under the option. The terms of the stock option agreements are identical in most respects and are summarized below.

Purpose of the Stock Option Agreements

The stock option agreements may have the effect of making an acquisition or other business combination of AmSouth or Regions by a third party more costly because of the need in any transaction to acquire any shares of common stock issued under the stock option agreements or because of any cash payments made under the stock option agreements. The stock option agreements may, therefore, discourage third parties from proposing an alternative transaction to the merger.

To our knowledge, no event giving rise to the right to exercise either stock option has occurred as of the date of this document.

Exercise; Expiration

Each grantee of the option may exercise its respective option in whole or in part if both an Initial Triggering Event and a Subsequent Triggering Event occur prior to the occurrence of an Exercise Termination Event, as these terms are described below. The purchase of any shares of AmSouth common stock or Regions common stock under the options is subject to compliance with applicable law, which may require regulatory approval.

The term “Initial Triggering Event” generally means the following:

•	an option issuer or any of its subsidiaries, without the grantee’s prior written consent, enters into an agreement to engage in an “Acquisition Transaction” (as defined below) with a third party, or an option issuer’s board of directors recommends that its stockholders approve or accept any Acquisition Transaction with any person other than the grantee;

•	an option issuer or any of its subsidiaries, without the grantee’s prior written consent, authorizes, recommends, proposes or publicly announces its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than the grantee or a grantee subsidiary, or an option issuer’s board of directors publicly withdraws or modifies, or publicly announces its intention to withdraw or modify, in a manner adverse to the grantee, its recommendation that its stockholders approve the transactions contemplated by the merger agreement;

•	any third party acquires beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of the option issuer’s common stock;

•	any person, other than the grantee, publicly makes a bona fide proposal to an option issuer or an option issuer’s stockholders to engage in an Acquisition Transaction;

•	after the receipt by an option issuer or its stockholders of any bona fide inquiry or proposal from a third party to an option issuer or any of its subsidiaries to engage in an Acquisition Transaction, such option issuer breaches any covenant or obligation contained in the merger agreement, the breach entitles the grantee to terminate the merger agreement and the breach has not been cured prior to the date of written notice of the grantee’s intention to exercise the option; or

•	any third person, without the written consent of the grantee, files an application or notice with the Federal Reserve Board or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

As used in the stock option agreements, the term “Acquisition Transaction” means:

•	a merger, consolidation or share exchange, or any similar transaction, involving the option issuer or any of its significant subsidiaries;

•	a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of the option issuer or any of its significant subsidiaries;

•	a purchase or other acquisition of securities representing 10% or more of the voting power of the option issuer; or

•	any substantially similar transaction, except that any substantially similar transaction involving only the option issuer and one or more of its wholly-owned subsidiaries or involving only any two or more of these wholly-owned subsidiaries will not be deemed to be an Acquisition Transaction, provided that it is not entered into in violation of the merger agreement.

The stock option agreements generally define the term “Subsequent Triggering Event” to mean any of the following events or transactions:

•	the acquisition by a third party of beneficial ownership of 20% or more of the outstanding shares of the option issuer’s common stock; or

•	the option issuer enters into an agreement to engage in an Acquisition Transaction with a third party, or its board of directors recommends that its stockholders approve or accept any Acquisition Transaction or proposed Acquisition Transaction other than the merger agreement. For this purpose, the percentage referred to in the definition of Acquisition Transaction is 20% instead of 10%.

The stock option agreements define the term “Exercise Termination Event” to mean any of the following:

•	completion of the merger;

•	termination of the merger agreement prior to the occurrence of an Initial Triggering Event, other than a termination of the merger agreement described in clauses (i) and (ii) in the next bullet;

•	the passage of 18 months after termination of the merger agreement if termination occurred after the occurrence of an Initial Triggering Event or is a termination of the merger agreement resulting from:

(i) the failure of the option issuer’s board of directors to recommend that its stockholders vote in favor of approving and adopting the merger agreement or its withdrawal or modification of its recommendation in a manner adverse to the other party, the failure of the option issuer substantially to comply with its obligation to call a meeting of its stockholders and to cause its stockholders to adopt the merger agreement, a breach by the option issuer of its non-solicitation covenant, the option issuer’s negotiation with a third party regarding an acquisition proposal which negotiations do not cease within 20 business days, or the recommendation by the option issuer’s board of an acquisition proposal other than the merger agreement, or

(ii) the option issuer’s willful and material breach of the merger agreement, which breach would, if it were occurring on the date of the completion of the merger, result in the failure of the related condition to the other party’s obligation to complete the merger, and which cannot be or has not been cured within 30 days.

If either option becomes exercisable, it may be exercised, in whole or in part, within 180 days following the Subsequent Triggering Event. Each grantee’s right to exercise its option and certain other rights under the stock option agreements are subject to an extension to the extent necessary in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods, to avoid liability under the short-swing trading restrictions contained in Section 16(b) of the Exchange Act, and when there exists an order that prohibits or delays exercise of such right.

Rights Under the Stock Option Agreements

In the event of a repurchase event (as defined below), and prior to an Exercise Termination Event subject to extension as described above, following a request of a grantee, an option issuer may be required to repurchase its option and all or any part of the shares issued under the option. The repurchase of the option will be at a price equal to the number of shares for which the option may be exercised multiplied by the amount by which the market/offer price, as that term is defined in the stock option agreements, exceeds the exercise price. At the request of the owner of option shares within 90 days of the occurrence of a repurchase event, an option issuer may be required to repurchase such number of the option shares from the owner as designated by the owner at a price equal to the market/offer price, as that term is defined in the stock option agreement, multiplied by the number of option shares so designated. The term “Repurchase Event” is defined to mean:

•	the completion of an Acquisition Transaction involving an option issuer, except that for this purpose the reference to 10% in the definition of Acquisition Transaction is deemed to be 50%; or

•	the acquisition by any person of beneficial ownership of 50% or more of the then-outstanding shares of common stock of an option issuer.

The stock option agreements also provide that a grantee may, at any time during which an option issuer would be required to repurchase the option or any option shares upon proper request or notice, subject to extension as described above, surrender the option and any shares issued under the option held by the grantee to the option issuer for a cash payment equal to $343,962,190, adjusted for the aggregate purchase price previously paid by such grantee with respect to any option shares and gains on sales of stock purchased under the option. However, a grantee may not exercise its surrender right if the option issuer repurchases the option, or a portion of the option, in accordance with the option issuer’s repurchase obligations described above.

If, prior to an Exercise Termination Event, an option issuer enters into certain mergers, consolidations or other transactions, certain fundamental changes in its capital stock occur, or it sells all or substantially all of its assets to any person other than the grantee or one of the grantee’s subsidiaries, the option will be converted into, or be exchanged for, a substitute option, at the grantee’s election, of:

•	the continuing or surviving corporation of a consolidation or merger with the option issuer,

•	the option issuer in a merger in which it is the continuing or surviving person,

•	the transferee of all or substantially all of the assets of the option issuer, or

•	any person that controls any of these entities, as the case may be.

The substitute option will have the same terms as the original option (including a repurchase right, but based on the closing price of the common stock of the substitute issuer). However, if, because of legal reasons, the terms of the substitute option cannot be the same as those of the original option, the terms of the substitute option will be as similar as possible and at least as advantageous to the grantee as the original option. Also, the number of shares exercisable under the substitute option is capped at 19.9% of the shares of common stock outstanding prior to exercise. In the event this cap would be exceeded, the issuer of the substitute option will pay the grantee the difference between the value of a capped and non-capped option.

The stock option agreements provide that the total profit, as defined in the stock option agreements, realized by a grantee as a result of a stock option agreement may in no event exceed $393,099,645.

INFORMATION ABOUT THE COMPANIES

Regions Financial Corporation
417 North 20th Street
Birmingham, Alabama 35203
(205) 944-1300

Regions Financial Corporation is a financial holding company headquartered in Birmingham, Alabama which operates throughout the South, Midwest and Texas. Regions’ operations consist of banking, brokerage and investment services, mortgage banking, insurance brokerage, credit life insurance, leasing, commercial accounts receivable factoring and specialty financing. At June 30, 2006, Regions had total consolidated assets of approximately $86.1 billion, total consolidated deposits of approximately $61.4 billion and total consolidated stockholders’ equity of approximately $10.7 billion. Regions is a Delaware corporation that, on July 1, 2004, became the successor by merger to Union Planters and the former Regions Financial Corporation.

Regions is a financial holding company, registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. As such, Regions and its subsidiaries are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

Additional information about Regions and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

AmSouth Bancorporation
1900 Fifth Avenue North
Birmingham, Alabama 35203
(205) 320-7151

AmSouth Bancorporation is a financial holding company and bank holding company, which was organized in 1970 as a Delaware corporation and began doing business in 1972. AmSouth offers a broad range of bank and bank-related services through its principal subsidiary, AmSouth Bank, and its other subsidiaries. At June 30, 2006, AmSouth had total consolidated assets of approximately $53.9 billion, total consolidated deposits of approximately $37.4 billion and total consolidated stockholders’ equity of approximately $3.6 billion. AmSouth operates through more than 680 branch banking offices located in Florida, Tennessee, Alabama, Mississippi, Louisiana and Georgia. In addition to these offices, AmSouth operates a network of more than 1,200 automated teller machines.

AmSouth is a financial holding company and bank holding company, registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. As such, AmSouth and its subsidiaries are subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the regulations of the Federal Reserve.

Additional information about AmSouth and its subsidiaries is included in documents incorporated by reference in this document. See “Where You Can Find More Information.”

DESCRIPTION OF REGIONS CAPITAL STOCK

In this section, we describe the material features and rights of the Regions capital stock after the merger. This summary is qualified in its entirety by reference to applicable Delaware law, Regions’ certificate of incorporation and Regions’ bylaws, as described below. See “Where You Can Find More Information.”

General

Regions is currently authorized to issue 1.5 billion shares of common stock having a par value of $0.01 per share and 10 million shares of preferred stock having a par value of $1.00 per share. Each share of Regions common stock has the same relative rights as, and is identical in all respects to, each other share of Regions common stock.

Common Stock

Dividends.  Subject to certain regulatory restrictions, Regions can pay dividends out of statutory surplus or from certain net profits if, as and when declared by its board of directors. Funds for Regions dividends will be generally provided through dividends from its subsidiary institutions. The payment of dividends by Regions’ subsidiary institutions is subject to limitations which are imposed by law and applicable regulation. Following the completion of the merger, the holders of common stock of Regions will be entitled to receive and share equally in such dividends as may be declared by the board of directors of Regions out of funds legally available therefor. If Regions issues preferred stock, the holders thereof may have a priority over the holders of the common stock with respect to dividends.

Voting Rights.  The holders of common stock of Regions possess exclusive voting rights in Regions. They elect the Regions board of directors and act on such other matters as are required to be presented to them under Delaware law, Regions’ organizational documents or as are otherwise presented to them by the board of directors. Each holder of common stock is entitled to one vote per share and does not have any right to cumulate votes in the election of directors. If Regions issues preferred stock, holders of the preferred stock may also possess voting rights. Specified matters in Regions’ certificate of incorporation require a 75% stockholder vote. See “The Merger Agreement — Bylaw Amendment” and “Comparison of Stockholders’ Rights.”

Liquidation.  In the event of liquidation, dissolution or winding up of Regions, the holders of its common stock would be entitled to receive, after payment or provision for payment of all of its debts and liabilities, all of the assets of Regions available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the Regions common stock in the event of liquidation or dissolution.

Preemptive Rights.  Holders of Regions common stock are not entitled to preemptive rights with respect to any shares which may be issued.

Preferred Stock

Shares of Regions preferred stock may be issued with such designations, powers, preferences and rights as the Regions board of directors may from time to time determine. The Regions board of directors can, without stockholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unsolicited takeover or attempted change in control.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Regions common stock and AmSouth common stock are listed on the New York Stock Exchange. The following table sets forth the high and low trading prices of shares of Regions common stock and AmSouth common stock as reported on the New York Stock Exchange, and the quarterly cash dividends declared per share for the periods indicated. Regions stockholders and AmSouth stockholders are advised to obtain current market quotations for Regions common stock and AmSouth common stock. The market price of Regions common stock and AmSouth common stock will fluctuate between the date of this document and the completion of the merger. No assurance can be given concerning the market price of Regions common stock or AmSouth common stock before the effective date of the registration statement, or the market price of Regions common stock after the effective date of the registration statement.

	Regions Common Stock(1)			AmSouth Common Stock
	High	Low	Dividend	High	Low	Dividend

2004
First Quarter	$33.95	$28.71	$0.33	$26.15	$23.01	$0.24
Second Quarter	31.15	27.26	0.33	25.69	21.91	0.24
Third Quarter	33.59	29.24	0.33	26.67	23.80	0.24
Fourth Quarter	35.97	32.93	0.33	27.00	24.25	0.25
2005
First Quarter	$35.52	$31.66	$0.34	$26.23	$24.45	$0.25
Second Quarter	34.50	31.30	0.34	27.12	24.79	0.25
Third Quarter	35.54	30.44	0.34	28.29	24.16	0.25
Fourth Quarter	35.01	29.16	0.34	27.35	23.85	0.26
2006
First Quarter	$36.32	$32.89	$0.35	$28.39	$26.14	$0.26
Second Quarter	36.66	32.66	0.35	29.83	25.93	0.26
Third Quarter (through August 16, 2006)	37.36	32.37	0.35	29.61	25.62	0.26

(1)	Historical market prices and dividend data for Regions common stock in the first and second quarters of 2004 have been adjusted to give effect to the 1.2346 exchange ratio in the business combination of Regions and Union Planters, which was completed July 1, 2004.

PRO FORMA FINANCIAL INFORMATION
REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

The following Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition combines the historical Consolidated Statement of Financial Condition of Regions and its subsidiaries and the historical Consolidated Statement of Financial Condition of AmSouth and its subsidiaries giving effect to the merger as if it had occurred on June 30, 2006, as an acquisition by Regions of AmSouth using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

The following Unaudited Pro Forma Condensed Combined Consolidated Statements of Income for the six months ended June 30, 2006, and the year ended December 31, 2005, combine the historical Consolidated Statements of Income of Regions and its subsidiaries and AmSouth and its subsidiaries giving effect to the merger as if the merger had become effective at the beginning of each period presented, as an acquisition by Regions of AmSouth using the purchase method of accounting and giving effect to the related pro forma adjustments described in the accompanying Notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements.

The Unaudited Pro Forma Condensed Combined Consolidated Financial Statements included herein are presented for informational purposes only. This information includes various estimates and may not necessarily be indicative of the financial position or results of operations that would have occurred if the merger had been consummated on the date or at the beginning of the period indicated or which may be attained in the future. The unaudited pro forma condensed combined consolidated financial statements and accompanying notes should be read in conjunction with and are qualified in their entirety by reference to the historical financial statements and related notes thereto of Regions and its subsidiaries and AmSouth and its subsidiaries, such information and notes thereto incorporated by reference herein.

We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings or opportunities to earn additional revenue and, accordingly, does not attempt to predict or suggest future results. It also does not necessarily reflect what the historical results of the combined company would have been had our companies been combined during these periods.

For purposes of this analysis we have assumed that we will need to make divestitures of branches with aggregate deposits of approximately $2.5 billion, and related loans and securities, in order to obtain approval of the merger by the Federal Reserve Board. This assumption represents the high-end of our currently estimated range of $2.2 to $2.5 billion for divestitures; these estimates are preliminary and are based on Federal Reserve Board decisions in other cases and published deposit figures and, while we currently believe this estimate is reasonable, there can be no assurance that the final amount will not be different than this preliminary estimate. Under Federal Reserve Board policy, the merger cannot be completed until there is an executed definitive agreement for the divestitures. Regions and AmSouth are working to receive clearance for the merger as promptly as practicable.

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

Unaudited Pro Forma Condensed Combined Consolidated Statement of Financial Condition
As of June 30, 2006

	Regions	AmSouth	Pro Forma	Pro Forma
	Historical	Historical	Adjustment	Combined
	(In thousands)

ASSETS
Cash and due from banks	$2,304,934	$1,233,527	$—	$3,538,461
Interest bearing deposits in other banks	31,565	—	—	31,565
Securities held to maturity (Note 3)	29,983	5,388,911	(210,728)	5,208,166
Securities available for sale (Note 3)	11,758,035	6,000,551	(850,000)	16,908,586
Trading account assets	1,056,434	4,553	—	1,060,987
Loans held for sale	2,281,372	371,034	—	2,652,406
Fed funds sold and securities purchased under agreements to resell	733,476	83,096	—	816,572
Margin receivables	576,616	—	—	576,616
Loans, net of unearned income (Note 3)	59,130,632	37,454,093	(2,307,556)
			(1,275,000)	93,002,169
Allowance for loan losses (Note 3)	(777,783)	(359,092)	13,344	(1,123,531)
Premises and equipment, net (Note 3)	1,109,732	1,256,266	—	2,365,998
Mortgage servicing rights	420,322	1,772	—	422,094
Excess purchase price (Note 3)	4,996,028	293,381	6,499,692	11,789,101
Core deposit intangible (Note 3)	295,588	963	862,031	1,158,582
Interest receivable	407,811	194,917	—	602,728
Other assets	1,708,041	2,005,842	(287,318)	3,426,565

TOTAL ASSETS	$86,062,786	$53,929,814	$2,444,465	$142,437,065

LIABILITIES
Non-interest bearing deposits	$13,158,707	$8,188,068	$—	$21,346,775
Interest-bearing deposits (Note 3)	48,246,119	29,249,432	(104,691)
			(2,500,000)	74,890,860
Fed funds purchased and securities sold under agreements to repurchase	4,770,538	3,628,577	—	8,399,115
Other short-term borrowings	958,048	1,839,609	—	2,797,657
Long-term borrowings (Note 3)	6,293,372	5,545,908	26,353	11,865,633
Other liabilities	1,937,643	1,899,159	(1,143,562)	2,693,240

TOTAL LIABILITIES	75,364,427	50,350,753	(3,721,900)	121,993,280

STOCKHOLDERS’ EQUITY
Common stock (Note 2)	4,787	416,606	(413,883)	7,510
Surplus (Note 2)	7,393,185	752,491	8,990,212	17,135,888
Undivided profits (Note 2)	4,355,306	3,999,804	(3,999,804)	4,355,306
Less: Treasury stock (Note 2)	(833,633)	(1,361,881)	1,361,881	(833,633)
Accumulated other comprehensive loss (Note 2)	(221,286)	(227,959)	227,959	(221,286)

TOTAL STOCKHOLDERS’ EQUITY	10,698,359	3,579,061	6,166,365	20,443,785

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$86,062,786	$53,929,814	$2,444,465	$142,437,065

The accompanying notes are an integral part of the unaudited pro forma condensed combined consolidated financial information.

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income
For the Six Months Ended June 30, 2006

	Regions	AmSouth	Pro Forma	Pro Forma
	Historical	Historical	Adjustment	Combined
	(In thousands, except per share data)

Interest income:
Interest and fees on loans (Note 4)	$2,040,366	$1,156,800	$40,126	$3,186,592
			(50,700)
Interest on securities (Note 4)	278,650	273,070	15,241	543,111
			(23,850)
Interest on loans held for sale	81,143	10,067	—	91,210
Interest on trading account assets	19,411	753	—	20,164
Other interest income	41,148	1,383	—	42,531

Total interest income	2,460,718	1,442,073	(19,183)	3,883,608
Interest expense:
Interest on deposits (Note 4)	671,734	404,072	69,794	1,113,725
			(31,875)
Interest on short-term borrowings	106,198	98,796	—	204,994
Interest on long-term borrowings (Note 4)	177,524	138,700	2,156	318,380

Total interest expense	955,456	641,568	40,075	1,637,099

Net interest income	1,505,262	800,505	(59,258)	2,246,509
Provision for loan losses	57,500	51,300	—	108,800
Non-interest income:
Securities gains (losses)	39	739	—	778
Brokerage and investment banking	325,658	46,081	—	371,739
Trust department income	70,285	47,887	—	118,172
Service charges on deposit accounts	275,801	198,413	—	474,214
Mortgage servicing and origination fees	66,968	6,733	—	73,701
Other non-interest income	222,077	151,211	—	373,288

Total fee and other income	960,789	450,325	—	1,411,114

Total non-interest income	960,828	451,064	—	1,411,892
Non-interest expense:
Salaries and employee benefits	888,483	376,598	—	1,265,081
Net occupancy and equipment expense (Note 4)	181,685	140,715	—	322,400
Amortization of core deposit intangible (Note 4)	18,780	1,028	82,775	102,583
Other non-interest expense	393,659	151,216	—	544,875

Total non-interest expense	1,482,607	669,557	82,775	2,234,939

Income before income taxes	925,983	530,712	(142,033)	1,314,662
Applicable income taxes	286,046	165,040	(53,973)	397,113

Net income	$639,937	$365,672	$(88,060)	$917,549

Per share:
Net income	$1.40	$1.06		$1.25
Net income-diluted	$1.39	$1.04		$1.24
Average shares outstanding (Note 4)	455,982	345,038	(69,905)	731,115
Average shares outstanding-diluted (Note 4)	460,584	350,192	(70,949)	739,827

The accompanying notes are an integral part of the unaudited pro forma condensed combined consolidated financial information.

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income
For the Year Ended December 31, 2005

	Regions	AmSouth	Pro Forma	Pro Forma
	Historical	Historical	Adjustment	Combined
	(In thousands, except per share data)

Interest Income:
Interest and fees on loans (Note 4)	$3,546,767	$1,891,771	$80,252	$5,429,840
			(88,950)
Interest on securities (Note 4)	527,466	570,495	30,481	1,080,442
			(48,000)
Interest on loans held for sale	149,167	16,083	—	165,250
Interest on trading account assets	36,596	1,005	—	37,601
Other interest income	50,379	1,750	—	52,129

Total interest income	4,310,375	2,481,104	(26,217)	6,765,262
Interest expense:
Interest on deposits (Note 4)	1,004,727	579,317	104,691	1,638,485
			(50,250)
Interest on short-term borrowings	164,816	102,465	—	267,281
Interest on long-term borrowings (Note 4)	320,213	274,048	4,312	598,573

Total interest expense	1,489,756	955,830	58,753	2,504,339

Net interest income	2,820,619	1,525,274	(84,970)	4,260,923
Provision for loan losses	165,000	93,950	—	258,950
Non-interest income:
Securities gains (losses)	(18,892)	4,772	—	(14,120)
Brokerage and investment banking	548,662	75,887	—	624,549
Trust department income	127,766	113,156	—	240,922
Service charges on deposit accounts	518,388	367,048	—	885,436
Mortgage servicing and origination fees	145,304	16,701	—	162,005
Other non-interest income	492,204	337,616	—	829,820

Total fee and other income	1,832,324	910,408	—	2,742,732

Total non-interest income	1,813,432	915,180	—	2,728,612
Non-interest expense:
Salaries and employee benefits	1,739,017	699,692	—	2,438,709
Net occupancy and equipment expense (Note 4)	356,849	278,454	—	635,303
Amortization of core deposit intangible (Note 4)	46,050	2,582	160,745	209,377
Other non-interest expense	905,040	311,195	—	1,216,235

Total non-interest expense	3,046,956	1,291,923	160,745	4,499,624

Income before income taxes	1,422,095	1,054,581	(245,715)	2,230,961
Applicable income taxes	421,551	328,876	(93,372)	657,055

Net income	$1,000,544	$725,705	$(152,343)	$1,573,906

Per share:
Net income	$2.17	$2.07		$2.12
Net income-diluted	$2.15	$2.04		$2.10
Average shares outstanding (Note 4)	461,171	350,702	(71,052)	740,821
Average shares outstanding–diluted (Note 4)	466,183	355,554	(72,035)	749,702

The accompanying notes are an integral part of the unaudited pro forma condensed combined consolidated financial information.

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2005
and As of and For the Six Months Ended June 30, 2006

Note 1.

The merger will be accounted for as an acquisition by Regions of AmSouth using the purchase method of accounting reflecting the acquisition by Regions of AmSouth and, accordingly, the assets and liabilities of AmSouth will be recorded at their respective fair values on the date the merger is completed. The merger will be effected by the issuance of Regions $0.01 par value common stock to AmSouth stockholders. Each share of AmSouth common stock will be exchanged for 0.7974 of a share of Regions common stock. The shares of Regions common stock issued to effect the merger will be recorded at $35.00 per share. This amount was determined by averaging the price of shares of Regions common stock over a four-day period surrounding the date the merger was announced.

The pro forma financial information includes estimated adjustments to record assets and liabilities of AmSouth at their respective fair values. The pro forma adjustments included herein are subject to change as additional information becomes available and as additional analyses are performed.

The final allocation of the purchase price will be determined after the merger is completed and additional analyses are performed to determine the fair values of AmSouth’s tangible and identifiable intangible assets and liabilities as of the date the merger is completed. Changes in the fair value of the net assets of AmSouth as of the date of the merger will change the amount of purchase price allocable to excess purchase price. The further refinement of transaction costs will change the amount of excess purchase price recorded. In addition, changes in AmSouth’s stockholders’ equity, including net income, between July 1, 2006 and the date of the merger will also change the amount of excess purchase price recorded. The final adjustments may be materially different from the unaudited pro forma adjustments presented herein.

The pro forma financial information for the merger is included only as of and for the six months ended June 30, 2006, and for the year ended December 31, 2005. The unaudited pro forma information is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the merger been completed at the beginning of the applicable periods presented, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined company.

Note 2.

The pro forma financial information reflects the issuance of 272,257,079 shares of Regions common stock on June 30, 2006, with an aggregate par value of approximately $2.7 million. The table below provides the calculation of the number of shares issued:

	As of June 30, 2006

AmSouth common shares outstanding	341,431,000
Exchange ratio	0.7974

Regions common stock issued		272,257,079

The pro forma financial information includes adjustments to stockholders’ equity for the elimination of AmSouth’s accumulated other comprehensive loss of $228.0 million, the retirement of AmSouth treasury stock of $1,361.9 million and the elimination of AmSouth’s undivided profits of $3,999.8 million. All of these amounts have been reclassified into surplus. In addition to these equity adjustments, $216.5 million was included in the purchase price for the estimated fair value of all unexercised AmSouth stock options assumed upon the merger. The $216.5 million is a preliminary estimate based on the intrinsic value of the options. The final estimate of fair value of the AmSouth stock options will be based on the Black-Scholes option model.

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides a summary of pro forma adjustments to stockholders’ equity:

	As of June 30, 2006
	(In millions, except share and par value amounts)

Common stock adjustment
Shares of Regions common stock issued	272,257,079
Regions par value	$0.01	$2.7

Less: AmSouth common stock		(416.6)

Common stock adjustment		(413.9)

Surplus adjustment
Purchase price — AmSouth common shares (see Note 3)		9,529.0
Purchase price — estimated fair value of:
AmSouth’s stock options		216.5
AmSouth undivided profits		3,999.8
AmSouth accumulated other comprehensive loss		(228.0)
AmSouth stockholders’ equity		(3,579.1)
AmSouth treasury stock retirement		(1,361.9)
Common stock adjustment		413.9

Surplus adjustment		8,990.2

Undivided profits adjustment — AmSouth		(3,999.8)
AmSouth treasury stock retirement		1,361.9
Elimination of AmSouth accumulated other comprehensive loss		228.0

Total stockholders’ equity adjustment		$6,166.4

Note 3.

The purchase accounting adjustments included in the pro forma statement of financial condition include adjustments to securities, loans, interest-bearing deposits, and long-term borrowings of ($210.7) million, ($2,307.6) million, ($104.7) million, and $26.4 million, respectively. These adjustments are based on preliminary valuations performed as of June 30, 2006. The adjustment to loans is primarily related to the leveraged lease portfolio. The adjustments recorded for these assets and liabilities on the merger date could vary significantly from the pro forma adjustments included herein depending on changes in interest rates and the components of the assets and liabilities. An analysis to determine the purchase accounting adjustment to AmSouth’s property and equipment has not yet been completed. Upon completion of this analysis, adjustments may be recorded which will affect the purchase price allocation.

The purchase accounting adjustments include a core deposit intangible asset adjustment of $862.0 million. The adjustment includes the establishment of a core deposit intangible asset of $863.0 million less AmSouth’s recorded core deposit intangible of $1.0 million. The $863.0 million was calculated by applying a premium of 3.0% to AmSouth’s core deposits. Core deposits are defined as all non-interest bearing deposits and interest-bearing transaction accounts excluding non-core time deposits. The amortization of the core deposit intangible in the pro forma statements of operations is assumed to be over a ten year period using an accelerated method. An analysis to determine if other identifiable intangible assets exist has not yet been completed. Upon completion of this analysis, additional intangible assets may be recorded which will affect the purchase price allocation.

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The pro forma statement of financial condition includes an estimated $205.6 million adjustment to reflect the amounts allocated to liabilities expected to be assumed in the acquisition. The estimated liabilities assumed in the merger consist of personnel related costs which include involuntary termination benefits for AmSouth’s employees severed in connection with the merger, costs to cancel contracts that will provide no future benefit to the combined company, occupancy costs related to lease cancellation penalties for space vacated in connection with the merger and investment banker and legal fees incurred in connection with the transaction. The $205.6 million pro forma adjustment is included in other liabilities and relates only to costs associated with AmSouth.

The pro forma financial statements also include an adjustment to establish a net deferred tax liability of $58.4 million which is based on 38% of all purchase accounting adjustments to assets and liabilities with the exception of excess purchase price. The pro forma statement of financial condition also includes an adjustment to write-off the deferred tax liability of approximately $1,360.8 million related to AmSouth’s leveraged leases in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. These deferred income tax adjustments are included in other liabilities.

In addition, the pro forma statement of financial condition includes an estimated $13.3 million adjustment to allowance for loan losses, which represents the estimated impact of Statement of Position 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer (“SOP 03-3”), on this transaction.

For purposes of this analysis, we have assumed that we will need to make divestitures of branches with aggregate deposits of approximately $2.5 billion, and related loans and securities, in order to obtain approval of the merger by the Federal Reserve Board. This assumption represents the high-end of our currently estimated range of $2.2 to $2.5 billion for divestitures; these estimates are preliminary and are based on Federal Reserve Board decisions in other cases and published deposit figures and, while we currently believe this estimate is reasonable, there can be no assurance that the final amount will not be different than this preliminary estimate. We have also assumed that these divestitures will be funded with approximately $1.275 billion in loans and $850 million in securities available for sale. These amounts are shown net of the expected 15% premium (or $375 million) on the deposits divested. These adjustments, as well as estimates of the foregone interest from these transactions, are included in the pro forma financial statements. The adjustments recorded for these divestitures on the merger date could vary significantly from the pro forma adjustments included herein depending on final regulatory divestiture requirements and changes in interest rates.

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides the calculation and allocation of the purchase price used in the pro forma financial statements:

Purchase price:
AmSouth common shares outstanding	341,431,000
Exchange ratio	0.7974	272,257,079

Average Regions share price over four days surrounding announcement of merger		$35.00

Purchase price per AmSouth common share (in millions)		$9,529.0
Estimated fair value of AmSouth’s stock options		216.5

Purchase price		$9,745.5
Net assets acquired (in millions):
AmSouth’s stockholders’ equity	$3,579.1
AmSouth’s excess purchase price and other intangibles	(294.3)	(3,284.8)

Excess of purchase price over carrying value of net assets acquired		$6,460.7
Estimated adjustments to reflect fair value of assets acquired and liabilities assumed:
Securities held to maturity		210.7
Loans, net of unearned income		518.1
Leveraged leases		1,789.5
Allowance for loan losses		(13.3)
Estimated core deposit intangible
AmSouth’s core deposits	$28,766.5
Premium rate	3.0%	(863.0)
Prepaid pension asset		287.3
Estimated liabilities assumed
Personnel related	$120.0
Contract cancellations	10.0
Occupancy related	16.0
Professional fees	59.6	205.6

Premium on divested deposits		(375.0)
Interest-bearing deposits		(104.7)
Long-term borrowings		26.4
Unfunded pension obligations		(46.8)
Deferred income taxes (included in other liabilities)
Securities	(210.7)
Loans	(518.1)
Allowance for loan losses	13.3
Estimated core deposit intangible	863.0
Liabilities assumed	(205.6)
Premium on divested deposits	375.0
Interest-bearing deposits	104.7
Long-term borrowings	(26.4)
Unfunded pension liability	(240.5)

Total	154.7
Less: AmSouth’s core deposit intangible	(1.0)

Net increase in temporary differences	153.7
Income tax rate	38%

	58.4
Write-off of deferred tax liability for leveraged leases	(1,360.8)	(1,302.4)

Excess purchase price		$6,793.1

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.

The pro forma condensed combined consolidated statements of income for the six months ended June 30, 2006 and for the year ended December 31, 2005 include adjustments for the amortization of the estimated core deposit intangible, the estimated accretion of the unrealized loss on AmSouth’s securities, the estimated amortization or accretion of purchase accounting adjustments made to loans, interest-bearing deposits, and long-term borrowings, and the related tax effect of all the adjustments. The amortization or accretion of the purchase accounting adjustments made to securities, loans, interest-bearing deposits, and long-term borrowings was estimated based on the weighted average maturities. Purchase accounting adjustments are also included to reflect the estimated foregone interest income from divested loans and securities available for sale and interest expense from divested deposits. An analysis to determine the purchase accounting adjustment to AmSouth’s property and equipment has not yet been completed.

The estimated restructuring and merger related expenses discussed in Note 5 are not included in the pro forma statements of income since they will be recorded in the combined results of operations as they are incurred after completion of the merger and are not indicative of what the historical results of the combined company would have been had the companies been actually combined during the periods presented.

Additionally, Regions expects to realize approximately $400 million in cost savings following the merger, which Regions expects to be phased in over a two year period. These cost savings are not reflected in the pro forma financial information.

The adjustments reflected in the pro forma condensed combined statements of income are presented in the table below:

	Six Months Ended	Year Ended
	June 30,	December 31,
	2006	2005
	(In millions)

Accretion of loan purchase accounting adjustment	$40.1	$80.3
Foregone interest income on loans	(50.7)	(89.0)
Accretion of AmSouth’s securities purchase accounting adjustment	15.2	30.5
Foregone interest income on securities	(23.8)	(48.0)
Accretion of deposits purchase accounting adjustment	(69.8)	(104.7)
Foregone interest expense on deposits	31.9	50.2
Amortization of long-term borrowings purchase accounting adjustment	(2.2)	(4.3)
Amortization of core deposit intangible established through purchase accounting	(83.8)	(163.3)
Remove amortization of AmSouth’s core deposit intangible	1.0	2.6

Net core deposit intangible amortization adjustment	(82.8)	(160.7)

Reduction in income before income taxes	(142.1)	(245.7)
Income tax rate	38.0%	38.0%

Income tax adjustment	(54.0)	(93.4)

Reduction in net income	$(88.1)	$(152.3)

REGIONS FINANCIAL CORPORATION AND AMSOUTH BANCORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 5.

In connection with the merger, Regions and AmSouth have begun to further develop their preliminary plans to consolidate the operations of Regions and AmSouth. Over the next several months, the specific details of these plans will be refined. Regions and AmSouth are currently in the process of assessing the two companies’ personnel, benefit plans, premises, equipment, computer systems and service contracts to determine where we may take advantage of redundancies or where it will be beneficial or necessary to convert to one system. Certain decisions arising from these assessments may involve involuntary termination of AmSouth’s employees, vacating AmSouth’s leased premises, canceling contracts between AmSouth and certain service providers and selling or otherwise disposing of certain premises, furniture and equipment owned by AmSouth. The costs associated with such decisions will be recorded as purchase accounting adjustments, which have the effect of increasing the amount of the purchase price allocable to excess purchase price. It is expected that all such costs will be identified and recorded within one year of completion of the merger and all such actions required to effect these decisions would be taken within one year after finalization of these plans. The pro forma condensed combined consolidated statement of financial condition includes a preliminary estimate of such costs of $205.6 million, which represents liabilities assumed. See Note 3 for additional discussion.

In addition to decisions regarding AmSouth’s employees and activities, certain decisions may be made to involuntarily terminate Regions employees, vacate Regions leased premises, cancel contracts and sell or otherwise dispose of certain premises, furniture and equipment owned by Regions. These exit and disposal costs would be recorded in accordance with Financial Accounting Standards Board, or “FASB,” Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” in the results of operations of the combined company in the period incurred. Regions also expects to incur merger-related expenses in the process of combining the operations of the two companies. These merger-related expenses include system conversion costs, employee retention arrangements and costs of incremental communications to customers and others. It is expected that the exit and disposal costs along with the merger-related costs will be incurred over a two year period after completion of the merger. Preliminarily, we estimate these restructuring and merger-related expenses will approximate $494.4 million. The $494.4 million estimate is not included in the pro forma statements of income since these costs will be recorded in the combined results of operations as they are incurred after completion of the merger and are not indicative of what the historical results of Regions would have been had Regions and AmSouth actually been combined during the periods presented.

COMPARISON OF STOCKHOLDERS’ RIGHTS

General

Regions and AmSouth are both incorporated under Delaware law. Any differences, therefore, in the rights of holders of Regions common stock and AmSouth common stock arise primarily from differences in their respective certificates of incorporation and bylaws. Upon completion of the merger, the certificate of incorporation and bylaws of Regions in effect immediately prior to the effective time of the merger will be the certificate of incorporation and bylaws of the combined company. Consequently, after the effective time of the merger, the rights of former AmSouth stockholders will be determined by reference to the Regions certificate of incorporation and bylaws. The material differences between the rights of holders of Regions common stock and AmSouth common stock (in the case of the bylaws, as amended as required under the merger agreement) resulting from the differences in their governing corporate instruments, are summarized below. This summary contains a list of the material differences but is not meant to be relied upon as an exhaustive list or a detailed description of the provisions discussed and is qualified in its entirety by reference to the Delaware General Corporation Law and the governing instruments of Regions and AmSouth, to which you are referred. The governing instruments are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

Authorized Capital

Regions

Regions’ certificate of incorporation authorizes 1.5 billion shares of Regions common stock, par value $0.01 per share, and 10 million shares of preferred stock, par value $1.00 per share. As of August 14, 2006, 454,415,867 shares of Regions common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

AmSouth

The authorized capital stock of AmSouth consists of 750 million shares of common stock, par value $1.00 per share, and 2 million shares of preferred stock, without par value. As of August 14, 2006, 345,521,431 shares of AmSouth common stock were issued and outstanding, and 71,192,199 shares of AmSouth common stock were held in treasury. No shares of AmSouth preferred stock were issued and outstanding as of August 14, 2006.

Number of Directors

Regions

Regions’ bylaws provide that the number of directors may be fixed by the board of directors, provided that the number of directors is not less than three directors. After the completion of the merger, the bylaws of Regions will provide that the board of directors will consist of twelve directors of Regions designated by Regions (plus up to one additional director to be added prior to the completion of the merger with the mutual agreement of Regions and AmSouth), and nine directors of AmSouth (plus up to one additional director to be added prior to the completion of the merger with the mutual agreement of Regions and AmSouth) designated by AmSouth. The former Regions directors and former AmSouth directors will be apportioned among the three classes of the Regions board of directors as equally as possible.

AmSouth

AmSouth’s bylaws provide that the number of directors may be fixed from time to time by the affirmative vote of two-thirds of the total number of directors then in office who have been elected by the holders of the capital stock of the corporation entitled to vote generally for the election of directors.

Vacancies

Regions

Regions’ bylaws provide that vacancies on Regions’ board of directors may be filled only by Regions’ board of directors. After the completion of the merger and until the third anniversary of the completion of the merger, the bylaws of Regions will provide that all vacancies on the board of directors of Regions created by the cessation of service of a director who was a director of Regions prior to the completion of the merger will be filled by a nominee proposed to the nominating committee of the board of directors of Regions by a majority of the remaining directors who were directors of Regions prior to completion of the merger, and all vacancies on the board of directors of Regions created by the cessation of service of a former AmSouth director shall be filled by a nominee proposed to the nominating committee of the board of directors of Regions by a majority of the remaining former AmSouth directors.

AmSouth

AmSouth’s restated certificate of incorporation provides that vacancies on AmSouth’s board of directors may be filled by an affirmative vote by a majority of AmSouth’s remaining directors. If the number of directors remaining in office constitutes fewer than a quorum, the vacancy may be filled by a vote of the majority of those directors then in office.

Special Meetings of the Board

Regions

Special meetings of Regions’ board of directors may be called for any purpose or purposes, at any time, by the chief executive officer, the president, or the secretary on the written request of a majority of the board of directors.

AmSouth

Special meetings of AmSouth’s board of directors may be called for any purpose or purposes, at any time, by the chief executive officer or any three or more directors of AmSouth.

Stockholder Rights Plans

Regions

Regions does not have a stockholder rights plan.

AmSouth

On December 18, 1997, AmSouth adopted a stockholder protection rights agreement which attaches a right to every common share outstanding entitling its holder, upon the occurrence of certain events, to purchase from AmSouth one one-thousandth of a share of Series A Preferred Stock, without par value, for $88.89, subject to adjustment for certain events. The rights will be exercisable only if a person or group acquires 15% or more of AmSouth’s common stock or commences a tender offer that will result in such person or group owning 15% or more of AmSouth’s common stock. The rights may be redeemed by action of the Board for $.01 per right.

Classified Board of Directors and Cumulative Voting

Regions

Regions’ certificate of incorporation provides that the board of directors is divided into three classes, with each class to be as nearly equal in number as possible. The directors in each class serve three-year terms of office.

Stockholders are entitled to one vote for each share of Regions’ common stock, and directors are elected by a plurality of the votes cast by all stockholders under Regions’ certificate of incorporation. Stockholders are not entitled to cumulative voting rights in the election of directors.

AmSouth

AmSouth’s certificate of incorporation and bylaws are substantially similar in this respect.

Removal of Directors

Regions

Regions’ certificate of incorporation provides that any director or the entire board of directors may be removed only for cause and only by the affirmative vote of the holders of at least 75% of the outstanding common stock.

AmSouth

AmSouth’s certificate of incorporation provides that, subject to certain exceptions, a director may be removed, with cause, only by an affirmative vote of the holders of 80% of the voting power of all shares of AmSouth’s capital stock entitled to vote generally for the election of directors.

Special Meetings of Stockholders

Regions

Regions’ certificate of incorporation and bylaws provide that special meetings of stockholders may be called at any time, but only by the chief executive officer, the secretary, or the board of directors. Stockholders do not have the right to call a special meeting or to require that the board of directors call such a meeting.

AmSouth

AmSouth’s certificate of incorporation and bylaws provide that special meetings of AmSouth stockholders may be called for any purpose or purposes, at any time, by resolution of the board of directors, the chief executive officer, or the holders of not less than a majority of the shares of common stock entitled to vote at such meeting.

Actions by Stockholders without a Meeting

Regions

Regions’ certificate of incorporation and bylaws provide that any action required or permitted to be taken by stockholders must be taken at a duly called meeting of stockholders and may not be taken by stockholder written consent.

AmSouth

AmSouth’s certificate of incorporation is substantially similar in this respect.

Amendment of Certificate of Incorporation and Bylaws

Regions

Generally, the approval of the board of directors and the affirmative vote of a majority of all shares entitled to vote is required to amend Regions’ certificate of incorporation. Regions’ certificate of incorporation, however, requires the affirmative vote of at least 75% of the outstanding shares of Regions common stock in order to amend or repeal the provisions related to directors, business combinations with interested stockholders, the prohibition on action of stockholders by written consent and the amendment of the certificate of incorporation and bylaws.

Regions’ certificate of incorporation provides that the board of directors has the power to adopt, amend, or repeal the bylaws. However, after the completion of the merger, the affirmative vote of not less than 75% of the full board of directors will be required to amend the provisions described above in “The Merger — Board of Directors and Management of Regions Following the Merger.” Any action taken by the stockholders with respect to adopting, amending or repealing any bylaws may be taken only upon the affirmative vote of the holders of at least 75% of the outstanding shares of Regions common stock.

AmSouth

Generally, the approval of the board of directors and the affirmative vote of a majority of all shares entitled to vote is required to amend AmSouth’s certificate of incorporation. AmSouth’s certificate of incorporation, however, requires the affirmative vote of the holders of at least 67 percent of the outstanding common stock to amend the provisions related to stockholder meetings. AmSouth’s certificate of incorporation also requires the affirmative vote of the holders of at least 80 percent of the outstanding common stock, and the affirmative vote of the holders of not less than 67 percent of the outstanding common stock not including a potential acquiror, to amend the provision relating to certain business combinations. AmSouth’s certificate of incorporation also requires the affirmative vote of the holders of at least 80 percent of the outstanding common stock to amend the provision relating to the classification and composition of its board of directors.

AmSouth’s board of directors may adopt, amend, or repeal AmSouth’s bylaws by a majority vote of the entire board of directors. Stockholder amendment of the bylaws requires a supermajority in the same circumstances described above with respect to the AmSouth certificate of incorporation.

LEGAL MATTERS

The validity of Regions common stock offered by this document will be passed upon for Regions by Wachtell, Lipton, Rosen & Katz. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Regions by Wachtell, Lipton, Rosen & Katz and for AmSouth by Sullivan & Cromwell LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited Regions’ consolidated financial statements included in Regions’ Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of Regions’ internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Regions’ financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited AmSouth’s consolidated financial statements included in AmSouth’s Annual Report on Form 10-K for the year ended December 31, 2005, and management’s assessment of the effectiveness of AmSouth’s internal control over financial reporting as of December 31, 2005, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. AmSouth’s financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

With respect to AmSouth’s unaudited consolidated interim financial information for the three-month periods ended March 31, 2006 and 2005, and three-month and six-month periods ended June 30, 2006 and 2005, incorporated by reference in this prospectus and elsewhere in the registration statement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 5, 2006 and August 4, 2006 included in AmSouth’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that consolidated interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their reports on the unaudited consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

Regions expects representatives of Ernst & Young LLP to attend the Regions special meeting and AmSouth expects representatives of Ernst & Young LLP to attend the AmSouth special meeting. These representatives will have an opportunity to make a statement if they desire to do so, and we expect that they will be available to respond to any appropriate questions you may have.

WHERE YOU CAN FIND MORE INFORMATION

Regions and AmSouth file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like Regions and AmSouth, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Regions and AmSouth with the SEC are also available at Regions’ website. The address of the site is http://www.regions.com. The reports and other information filed by AmSouth with the SEC are also available at AmSouth’s website. The address of the site is http://www.amsouth.com.

The SEC allows Regions and AmSouth to incorporate by reference information into this document. This means that Regions and AmSouth can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference in this document is considered to be a part of this document, except for any information that is superseded by information that is included directly in this document.

This document incorporates by reference the documents listed below that Regions and AmSouth previously filed with the SEC. They contain important information about the companies and their financial condition.

Regions Filings	Period or Date Filed

Annual Report on Form 10-K	Filed March 9, 2006 (for the year ended December 31, 2005).

Quarterly Reports on Form 10-Q	Filed August 8, 2006 (for the three- and six-month periods ended June 30, 2006); May 9, 2006 (for the three-month period ended March 31, 2006).

Current Reports on Form 8-K	Filed July 14, 2006; July 7, 2006; May 31, 2006; May 25, 2006; May 23, 2006; May 16, 2006; April 24, 2006; April 17, 2006; March 29, 2006; January 31, 2006; January 20, 2006 (other than the portions of those documents not deemed to be filed).

Definitive 14A (Annual Stockholders Meeting)	Filed April 5, 2006.

AmSouth Filings	Period or Date Filed

Annual Report on Form 10-K	Filed March 10, 2006 (for the year ended December 31, 2005).

Quarterly Reports on Form 10-Q	Filed August 7, 2006 (for the three- and six-month periods ended June 30, 2006); May 9, 2006 (for the three-month period ended March 31, 2006).

Current Reports on Form 8-K	Filed July 18, 2006; May 31, 2006; May 26, 2006; May 22, 2006; April 20, 2006 (3); April 18, 2006; April 5, 2006; April 4, 2006; February 22, 2006; February 13, 2006; February 1, 2006; January 17, 2006 (other than the portions of those documents not deemed to be filed).

Definitive 14A (Annual Stockholders Meeting)	Filed March 16, 2006.

In addition, Regions and AmSouth also incorporate by reference in this document additional documents that either company may file with the SEC between the date of this document and the date of the Regions special meeting or AmSouth special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Documents incorporated by reference are available from Regions and AmSouth without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this document. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

Regions Financial Corporation	AmSouth Bancorporation

Jenifer Kimbrough Investor Relations 417 North 20th Street Birmingham, Alabama 35203 Phone: (205) 944-1300	M. List Underwood, Jr. Investor Relations 1900 Fifth Avenue North Birmingham, Alabama 35203 Phone: (205) 801-0265

This document contains a description of the representations and warranties that each of Regions and AmSouth made to the other in the merger agreement. Representations and warranties made by Regions, AmSouth and other applicable parties are also set forth in contracts and other documents (including the merger agreement and the stock option agreements) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These representations and warranties were made as of specific dates, may be subject to important qualifications and limitations agreed to between the parties in connection with negotiating the terms of the agreement, and may have been included in the agreement for the purpose of allocating risk between the parties rather than to establish matters as facts. These materials are included or incorporated by reference only to provide you with information regarding the terms of the agreements. Accordingly, the representations and warranties and other provisions of the agreements (including the merger agreement and the stock option agreements) should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document, including the periodic and current reports and statements that Regions and AmSouth file with the SEC.

ANNEX A
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
AMSOUTH BANCORPORATION
AND
REGIONS FINANCIAL CORPORATION
Dated as of May 24, 2006

A-i

A-ii

LIST OF EXHIBITS

Exhibit		Description

1	.	Amendment to AmSouth Rights Plan (§ 3.3(b)(iii))
2	.	Form of AmSouth Affiliate Letter (§ 4.14)
3	.	Form of Regions Option Agreement
4	.	Form of AmSouth Option Agreement

A-iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of May 24, 2006, by and between AMSOUTH BANCORPORATION, a Delaware corporation (“AmSouth”), and REGIONS FINANCIAL CORPORATION, a Delaware corporation (“Regions”).

RECITALS

A.  Approvals.  The Boards of Directors of AmSouth and Regions have each determined that the transactions described herein are consistent with, and will further, their respective business strategies and goals, and are in the best interests of AmSouth and Regions, respectively, and their respective stockholders.

B.  Option Agreements.  As an inducement and condition to the entrance of AmSouth into this Agreement, Regions is granting to AmSouth an option pursuant to a stock option agreement in the form set forth in Exhibit 3 (the “Regions Option Agreement”). As an inducement and condition to the entrance of Regions into this Agreement, AmSouth is granting to Regions an option pursuant to a stock option agreement in the form set forth in Exhibit 4 (the “AmSouth Option Agreement” and, together with the Regions Option Agreement, the “Option Agreements”).

C.  Intention of the Parties.   It is the intention of the Parties that, for federal income Tax purposes, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and that this Agreement shall constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

D.  Defined Terms.   Certain capitalized terms used in this Agreement are defined in 7.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1  Merger.  Subject to the terms and conditions of this Agreement, at the Effective Time, AmSouth shall be merged with and into Regions in accordance with the provisions of Section 251 of the DGCL (the “Merger”). Regions shall be the surviving corporation in the Merger (the “Surviving Corporation”) and shall continue to be governed by the Laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of AmSouth shall cease.

1.2  Time and Place of Closing.  The closing of the Merger (the “Closing”) shall take place at such time and place as Regions and AmSouth shall agree, on the date when the Effective Time (as defined in Section 1.3) is to occur (the “Closing Date”).

1.3  Effective Time.  Subject to the terms and conditions of this Agreement, on the Closing Date, the Parties will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) as provided in Section 251 of the DGCL to effect the Merger. The Merger shall take effect when such certificate of merger is filed, or at such other time as may be specified therein (the “Effective Time”). Subject to the terms and conditions hereof, unless otherwise mutually agreed upon by the duly authorized officers of each Party, the Parties shall cause the Effective Time to occur on the third business day following the date on which satisfaction or waiver of the last of the conditions set forth in Article 5 has occurred (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions), or such earlier date mutually agreed upon by the Parties.

1.4  Conversion of AmSouth Common Stock.  At the Effective Time, in each case subject to Section 1.5, by virtue of the Merger and without any action on the part of the Parties or the holder of any securities of the parties:

(a) Each share of AmSouth Common Stock (including the AmSouth Stockholder Rights) that is Outstanding immediately prior to the Effective Time (other than shares of AmSouth Common Stock held by either Party (in each case other than in a fiduciary or agency capacity or on behalf of third parties or as a result of debts previously contracted)) shall be converted into 0.7974 fully paid and nonassessable shares of Regions Common Stock (the “Exchange Ratio”).

(b) All shares of AmSouth Common Stock (including the AmSouth Stockholder Rights) converted pursuant to this Section 1.4 shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of AmSouth Common Stock (the “Old AmSouth Certificates”) shall cease to represent any rights except the right to receive with respect to each underlying share of AmSouth Common Stock (i) a certificate representing the number of whole shares of Regions Common Stock into which the shares of AmSouth Common Stock represented by such Old AmSouth Certificate have been converted pursuant to this Section 1.4, (ii) in accordance with Section 1.4(c), cash in lieu of fractional shares of Regions Common Stock represented by such Old AmSouth Certificate which have been converted pursuant to this Section 1.4; and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.1(a).

(c) Notwithstanding any other provision of this Agreement, each holder of shares of AmSouth Common Stock exchanged pursuant to the Merger which would otherwise have been entitled to receive a fraction of a share of Regions Common Stock (after taking into account all Old AmSouth Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest and rounded to the nearest cent) in an amount equal to such fractional part of a share of Regions Common Stock multiplied by the closing sale price of Regions Common Stock on the NYSE Composite Transaction Tape on the trading day immediately preceding the Closing Date as reported by The Wall Street Journal or, if not reported therein, in another authoritative source .

(d) If, following the date of this Agreement and prior to the Effective Time, the outstanding shares of Regions Common Stock or AmSouth Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the number of shares of Regions Common Stock that each share of AmSouth Common Stock shall represent the right to receive upon conversion.

1.5  Effects on Common Stock.

(a) At and after the Effective Time, each share of Regions Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger; provided that any shares of Regions Common Stock held by AmSouth or its Subsidiaries prior to the Effective Time (other than in a fiduciary or agency capacity or on behalf of third parties or as a result of debts previously contracted) shall be cancelled and retired and shall resume the status of authorized and unissued shares of Regions Common Stock, and no shares of Regions Common Stock or other securities of Regions shall be issued in respect thereof.

(b) Each of the shares of AmSouth Common Stock held by either Party (in each case other than in a fiduciary or agency capacity or on behalf of third parties as a result of debts previously contracted) shall be cancelled and retired and shall cease to exist at the Effective Time and no consideration shall be issued in exchange therefor.

1.6  AmSouth Stock Options and Other Equity-Based Awards.

(a) Each option to purchase shares of AmSouth Common Stock (an “AmSouth Stock Option”) granted under an equity or equity-based compensation plan of AmSouth (an “AmSouth Stock Plan”), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time shall cease, at the Effective Time, to represent a right to acquire shares of AmSouth Common Stock and shall be converted at the Effective Time, without any action on the part of any holder of any AmSouth Stock Option, into an option to purchase a share of Regions Common Stock (a “Regions Stock Option”) on the same terms and conditions as were applicable under such AmSouth Stock Option (but taking into account any changes thereto, including any acceleration thereof, provided for in the relevant AmSouth Stock Plan, or in the related award document by reason of the transactions contemplated hereby). The number of shares of Regions Common Stock subject to each such Regions Stock Option shall be equal to the number of shares of AmSouth Common Stock subject to each such AmSouth Stock Option multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Regions Common

Stock, and such Regions Stock Option shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in such AmSouth Stock Option divided by the Exchange Ratio; provided that, in the case of any AmSouth Stock Option to which Section 421 of the Internal Revenue Code applies as of the Effective Time (after taking into account the effect of any accelerated vesting thereof, if applicable) by reason of its qualification under Section 422 or Section 423 of the Internal Revenue Code, the exercise price, the number of shares of Regions Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 424(a) of the Internal Revenue Code; provided, further, that, in the case of any AmSouth Stock Option to which Section 409A of the Internal Revenue Code applies as of the Effective Time, the exercise price, the number of shares of Regions Common Stock subject to such option and the terms and conditions of exercise of such option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code.

(b) At the Effective Time, each Right consisting of, based on or relating to shares of AmSouth Common Stock granted under an AmSouth Stock Plan, other than AmSouth Stock Options (each, an “AmSouth Stock-Based Award”), whether contingent or accrued, which is outstanding immediately prior to the Effective Time shall cease, at the Effective Time, to represent a Right with respect to shares of AmSouth Common Stock and shall be converted without any action on the part of any holder of a Right, at the Effective Time, into a Right consisting of, based on or relating to shares of Regions Common Stock granted under a Regions Stock Plan, other than Regions Stock Options (each, a “Regions Stock-Based Award”), on the same terms and conditions as were applicable under the AmSouth Stock-Based Awards (but taking into account any changes thereto, including any acceleration thereof, provided for in the relevant AmSouth Stock Plan or in the related award document by reason of the transactions contemplated hereby). The number of shares of Regions Common Stock subject to each such Regions Stock-Based Award shall be equal to the number of shares of AmSouth Common Stock subject to the AmSouth Stock-Based Award multiplied by the Exchange Ratio, rounded, if necessary, to the nearest whole share of Regions Common Stock and, if applicable, such Regions Stock-Based Award shall have an exercise price per share (rounded to the nearest cent) equal to the per share exercise price specified in the AmSouth Stock-Based Award divided by the Exchange Ratio. Any dividend equivalents credited to the account of each holder of an AmSouth Stock-Based Award as of the Effective Time shall remain credited to such holder’s account immediately following the Effective Time, subject to adjustment in accordance with the foregoing.

(c) As soon as practicable after the Effective Time, Regions shall deliver to the holders of AmSouth Stock Options and AmSouth Stock-Based Awards any required notices setting forth such holders’ rights pursuant to the relevant AmSouth Stock Plans and award documents and stating that such AmSouth Stock Options and AmSouth Stock-Based Awards have been assumed by Regions and shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 1.6 after giving effect to the Merger and the terms of the relevant AmSouth Stock Plans).

(d) Following the Effective Time, Regions may maintain the AmSouth Stock Plans for purposes of granting future awards in accordance with the NYSE rules. If so, the provisions of the AmSouth Stock Plans, including the respective terms of such plans, will be unchanged, except that (i) all Rights issued by Regions pursuant to the AmSouth Stock Plans following the Effective Time shall be Rights in respect of Regions Common Stock, (ii) all references to AmSouth (other than any references relating to a “change in control” of AmSouth) in each AmSouth Stock Plan and in each agreement evidencing any award thereunder shall be deemed to refer to Regions, unless Regions determines otherwise, and (iii) the number of shares of Regions Common Stock available for future issuance pursuant to each AmSouth Stock Plan following the Effective Time (the “Available AmSouth Stock Plan Shares”) shall be equal to the number of shares of AmSouth Common Stock so available immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded, if necessary, down to the nearest whole share of Regions Common Stock.

(e) Prior to the Effective Time, AmSouth shall take all necessary action for the adjustment of AmSouth Stock Options and AmSouth Stock-Based Awards under this Section 1.6. Regions shall reserve for future issuance a number of shares of Regions Common Stock at least equal to the number of shares of Regions Common Stock that will be subject to Regions Stock Options and Regions Stock-Based Awards as a result of the actions contemplated by this Section 1.6, plus the number of Available AmSouth Stock Plan Shares in the event that Regions maintains the AmSouth Stock Plans as contemplated by this Section 1.6. As soon as practicable following the Effective Time,

Regions shall file a registration statement on Form S-8 or S-3, as the case dictates (or any successor form, or if Form S-8 or S-3 is not available, other appropriate forms), with respect to the shares of Regions Common Stock subject to such Regions Stock Options and Regions Stock-Based Awards (and the Available AmSouth Stock Plan Shares, as the case dictates) and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Regions Stock Options and Regions Stock-Based Awards remain outstanding.

(f) AmSouth shall take such action as is necessary to provide that as of no later than three business days prior to the Closing Date no further shares of AmSouth Common Stock will be purchased under the AmSouth Direct Stock Purchase and Dividend Reinvestment Plan (the “AmSouth DRIP”); provided, that such cessation of further purchases following the Closing Date shall be conditioned upon the consummation of the Merger. Immediately prior to and effective as of the Effective Time and subject to the consummation of the Merger, AmSouth shall terminate the AmSouth DRIP.

1.7  Certificate of Incorporation and Bylaws.  At the Effective Time, (1) the Regions Restated Certificate of Incorporation shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law and (2) the Regions Bylaws, as amended in a manner consistent with Section 4.17, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

1.8  Effects of the Merger.  At and after the Effective Time, the merger shall have the effects set forth in Section 259 of the DGCL.

1.9  Headquarters.  At the Effective Time, the location of the corporate headquarters and of the principal executive offices of the Surviving Corporation shall be the City of Birmingham in the State of Alabama, United States of America.

ARTICLE 2

EXCHANGE OF SHARES

2.1  Exchange Procedures.

(a) At or prior to the Effective Time, Regions shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Old AmSouth Certificates, for exchange in accordance with Article 1 and this Article 2, certificates representing Regions Common Stock (“New Certificates”) (together with any dividends or distributions with respect thereto and any cash to be paid hereunder in lieu of fractional shares of Regions Common Stock (without any interest thereon), the “Exchange Fund”) to be paid pursuant to Article 1 and this Article 2 in exchange for outstanding shares of AmSouth Common Stock.

(b) As promptly as practicable after the Effective Time, Regions shall send or cause to be sent to each former holder of record of shares of AmSouth Common Stock immediately prior to the Effective Time (each, a “Holder”), transmittal materials for use in exchanging such Holder’s Old AmSouth Certificates for the consideration set forth in Article 1 (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing such shares of AmSouth Common Stock shall pass, only upon proper delivery of such certificates to the Exchange Agent). Regions shall cause the New Certificates for shares of Regions Common Stock into which shares of a Holder’s AmSouth Common Stock are converted at the Effective Time or dividends or distributions which such Person shall be entitled to receive and any fractional share interests to be delivered to such Person upon delivery to the Exchange Agent of Old AmSouth Certificates representing such shares of AmSouth Common Stock, together with the transmittal materials, duly executed and completed in accordance with the instructions thereto. No interest will accrue or be paid on any such cash to be paid pursuant to Article 1 and this Article 2 upon such delivery. If any New Certificate is to be issued or any cash payment is to be made in a name other than that in which the Old AmSouth Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the issuance of such New Certificate or the making of such cash payment in a name other than that of the registered Holder of the Old AmSouth Certificate surrendered, or shall establish to the satisfaction of Regions and the Exchange Agent that any such Taxes have been paid or are not applicable. Any Person who the Parties reasonably believe to be an “affiliate”

of AmSouth for purposes of Rule 145 of the 1933 Act shall not be entitled to receive any New Certificate or payment pursuant to Article 1 or this Article 2 until such Person shall have duly executed and delivered an appropriate agreement as described in Section 4.14.

(c) Notwithstanding the foregoing, none of the Exchange Agent, any of the Parties or any of their respective Subsidiaries shall be liable to any former Holder for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(d) If any Old AmSouth Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old AmSouth Certificate to be lost, stolen or destroyed and, if required by Regions or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Regions or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old AmSouth Certificate, Regions or the Exchange Agent shall, in exchange for the shares of AmSouth Common Stock represented by such lost, stolen or destroyed Old AmSouth Certificate, issue or cause to be issued a New Certificate and pay or cause to be paid the amounts, if any, deliverable in respect to the shares of AmSouth Common Stock formerly represented by such Old AmSouth Certificate pursuant to this Agreement.

(e) Any portion of the Exchange Fund that remains unclaimed by the Holders of AmSouth Common Stock for six months after the Effective Time shall be returned to Regions (together with any dividends or earnings in respect thereof). Any Holders of AmSouth Common Stock who have not theretofore complied with this Article 2 shall thereafter be entitled to look only to Regions, and only as a general creditor thereof, for payment of the consideration deliverable in respect of each share of AmSouth Common Stock such Holder holds as determined pursuant to this Agreement, without any interest thereon.

(f) The Exchange Agent and Regions shall be entitled to deduct and withhold from any cash in lieu of fractional shares of Regions Common Stock, cash dividends or distributions payable pursuant to Section 2.1(a) and any other cash amounts otherwise payable pursuant to this Agreement to any Holder such amounts as the Exchange Agent or Regions, as the case may be, is required to deduct and withhold under the Internal Revenue Code, or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so withheld by the Exchange Agent or Regions, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of whom such deduction and withholding was made by the Exchange Agent or Regions, as the case may be.

2.2  Rights of Holders.  At the Effective Time, the stock transfer books of AmSouth shall be closed and no transfer by any Holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 2.1 and except as provided in this Section 2.2, each Old AmSouth Certificate (other than shares to be cancelled pursuant to Section 2.1(b)) shall, from and after the Effective Time, represent for all purposes only the right to receive the consideration provided in Section 1.4, as the case may be, and any dividends or any other distributions with a record date prior to the Effective Time which have been declared or made by AmSouth in respect of such shares of AmSouth Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. To the extent permitted by Law, Holders shall be entitled to vote after the Effective Time at any meeting of Regions stockholders the number of whole shares of Regions Common Stock into which their respective shares of AmSouth Common Stock are converted, regardless of whether such Holders have exchanged their certificates representing AmSouth Common Stock for New Certificates representing Regions Common Stock in accordance with the provisions of this Agreement, but beginning 60 days after the Effective Time no such Holder shall be entitled to vote on any matter until such Holder surrenders such Old AmSouth Certificate for exchange as provided in Section 2.1. Whenever a dividend or other distribution is declared by Regions on Regions Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Regions Common Stock issuable pursuant to this Agreement, but beginning 60 days after the Effective Time no dividend or other distribution payable to the holders of record of Regions Common Stock as of any time subsequent to the Effective Time shall be delivered to the Holder of an Old AmSouth Certificate until such Holder surrenders such Old AmSouth Certificate for exchange as provided in Section 2.1. However, upon surrender of the Old AmSouth Certificate, both the New Certificate, together with all such undelivered dividends or other distributions (without interest) and any undelivered cash payments to be paid for fractional share interests (without interest), shall be delivered and paid with respect to each share represented by such New Certificate.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1  Disclosure Letters.  Prior to the execution and delivery of this Agreement, each Party has delivered to the other Party a letter (its “Disclosure Letter”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such Party’s representations or warranties contained in Section 3.3 or to one or more of its covenants contained in Article 4; provided, that (i) no such item is required to be set forth in a Party’s Disclosure Letter as an exception to any representation or warranty of such Party if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 3.2, and (ii) the mere inclusion of an item in a Party’s Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission by that Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect with respect to such Party. Any disclosures made with respect to a subsection of Section 3.3 shall be deemed to qualify (a) any subsections of Section 3.3 specifically referenced or cross-referenced and (b) other subsections of Section 3.3 to the extent it is clear (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure (i) applies to such other subsections and (ii) contains sufficient detail to enable a reasonable Person to recognize the relevance of such disclosure to such other subsections.

3.2  Standards.

(a) No representation or warranty of any Party hereto contained in Section 3.3 (other than the representations and warranties in (i) Sections 3.3(b)(i), 3.3(c)(i) and (ii), and 3.3(r) which shall be true and correct in all material respects with respect to it, and (ii) Sections 3.3(b)(ii)(A) and 3.3(e)(ii) which shall be true and correct in all respects) shall be deemed untrue or incorrect, and no Party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or taken together with all other facts, circumstances or events inconsistent with any representation or warranty contained in Section 3.3, has had or is reasonably likely to have a Material Adverse Effect on such Party.

(b) The term “Material Adverse Effect,” as used with respect to a Party, means an effect which (i) is materially adverse to the business, properties, financial condition or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) materially impairs the ability of such Party to consummate the Merger and the transactions contemplated hereby on a timely basis; provided that, in determining whether a Material Adverse Effect has occurred, there shall be excluded any effect to the extent attributable to or resulting from (A) any changes in Laws, regulations or interpretations of Laws or regulations generally affecting the banking, bank holding company or financial holding company businesses, (B) any change in GAAP or regulatory accounting requirements, generally affecting the banking, bank holding company or financial holding company businesses, (C) events, conditions or trends in economic, business or financial conditions generally affecting the banking, bank holding company or financial holding company businesses specifically, (D) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States, or any of its territories, possessions or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, or due to natural disasters, (E) the effects of the actions expressly permitted or required by this Agreement or that are taken with the prior informed written consent of the other Party in contemplation of the transactions contemplated hereby, and (F) the announcement of this Agreement and the transactions contemplated hereby.

3.3  Representations and Warranties of the Parties.  Subject to and giving effect to Sections 3.1 and 3.2 and except as set forth in the relevant Disclosure Letter, Regions hereby represents and warrants to AmSouth and AmSouth hereby represents and warrants to Regions, that:

(a) Organization, Standing, and Power; Subsidiaries.  It, and each of its Subsidiaries, is duly organized, validly existing, and (to the extent applicable) in good standing under the Laws of the jurisdiction in which it is organized. It, and each of its Subsidiaries, has the requisite corporate power and authority to own, lease, and operate its properties and assets and to carry on its business as now conducted. It, and each of its Subsidiaries, is duly qualified or licensed to do business and (to the extent applicable) in good standing in the States of the United States and foreign jurisdictions where the character of its assets or the nature or conduct of its business requires it to be so qualified or licensed. It has made available to the other Party hereto a complete and correct copy of its Organizational Documents, each as amended to the date hereof and as in full force and effect as of the date hereof. A true and complete list of its direct and indirect Subsidiaries as of the date hereof is set forth in Section 3.3(a) of its Disclosure Letter.

(b) Authority; No Breach of Agreement.

(i) It has the corporate power and authority necessary to execute, deliver, and perform its obligations under this Agreement and the Option Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery, and performance of this Agreement and the Option Agreements, and the consummation of the transactions contemplated hereby and thereby, including the Merger, by it, have been duly and validly authorized by all necessary corporate action (including valid authorization and unanimous adoption of this Agreement and valid authorization of the Option Agreements, in each case, by its duly constituted Board of Directors), subject only to the receipt of (A) in the case of AmSouth, the approval of this Agreement by the holders of a majority of the Outstanding shares of AmSouth Common Stock (the “AmSouth Stockholder Approval”), and (B) in the case of Regions, approval of this Agreement by the holders of a majority of the Outstanding shares of Regions Common Stock (the “Regions Stockholder Approval”). The amendment of the Regions Bylaws as set forth in Section 4.17 has been duly and validly authorized by all necessary corporate action (including valid authorization and unanimous adoption of a resolution, not to be withdrawn, providing for such Regions Bylaws amendment contingent on the Effective Time by Regions’s duly constituted Board of Directors). Subject to the AmSouth Stockholder Approval in the case of AmSouth and the Regions Stockholder Approval in the case of Regions and assuming due authorization, execution, and delivery of this Agreement and the Option Agreements by the other Party, this Agreement and the Option Agreements represent legal, valid, and binding obligations of it, enforceable against it in accordance with their terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought). The Regions Common Stock to be issued in the Merger, when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of Regions will have any preemptive right or similar rights in respect thereof.

(ii) Neither the execution and delivery of this Agreement nor the Option Agreements by it, nor the consummation by it of the transactions contemplated hereby or thereby, nor compliance by it with any of the provisions hereof or thereof, will (A) conflict with or result in a breach or violation of any provision of its Organizational Documents, (B) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation or acceleration of any Lien (with or without the giving of notice, the lapse of time or both) on any material asset of it or its Subsidiaries under, any Contract or Permit of it or its Subsidiaries, or any change in the rights or obligations under any Contract, or (C) subject to receipt of the Regulatory Consents and the expiration of any waiting period required by Law, violate any Law, Order or governmental license applicable to it or its Subsidiaries or any of their respective material assets.

(iii) In the case of AmSouth only, it has taken all action necessary or appropriate so that the entering into of this Agreement and the AmSouth Option Agreement, and the consummation of the transactions contemplated hereby and thereby (individually or in conjunction with any other event), do not and will not result in the ability of any Person to exercise any rights under the AmSouth Rights Plan or enable or require the AmSouth Shareholder Rights to separate from the shares of AmSouth Common Stock to which they are attached or to be triggered or become exercisable or unredeemable. No “Separation Time” (as such term is defined in the AmSouth Rights Plan) has occurred or will occur as a result of the transactions contemplated hereby. AmSouth has duly adopted an amendment to the AmSouth Rights Plan substantially in the form attached hereto as Exhibit 1.

(iv) Other than in connection or compliance with the provisions of the Securities Laws, and other than (A) the Regulatory Consents, (B) notices to or filings with the Internal Revenue Service or the Pension Benefit Guaranty Corporation (the “PBGC”) or both with respect to any Compensation and Benefit Plans, (C) the filing of the certificate of merger described in Section 1.3 and (D) as set forth in Section 3.3(b)(iv) of its Disclosure Letter, no notice to, application or filing with, or Consent of, any Governmental Authority is necessary in connection with the execution, delivery or performance of this Agreement or the Option Agreements and the consummation by it of the Merger and the other transactions contemplated by this Agreement or the Option Agreements.

(c) Capital Stock.

(i) In the case of AmSouth only, the authorized capital stock of AmSouth consists of 750,000,000 shares of AmSouth Common Stock and 2,000,000 shares of AmSouth Preferred Stock, of which, as of the date of this Agreement, (A) 346,873,580 shares of AmSouth Common Stock were issued and outstanding, (B) no shares of AmSouth Preferred Stock were issued and outstanding, and not more than 382,873,580 shares of AmSouth Common Stock and no shares of AmSouth Preferred Stock will be issued and outstanding immediately prior to the Effective Time. As of the date of this Agreement, no more than 36,000,000 shares of AmSouth Common Stock, in the aggregate, were subject to (A) AmSouth Stock Options granted under AmSouth Stock Plans (B) outstanding Rights under the AmSouth Stock Plans. As of the date of this Agreement, no more than 69,027,842 shares of AmSouth Common Stock were reserved for issuance pursuant to the AmSouth Option Agreement. Except as set forth in this Section 3.3(c)(i), as contemplated by the AmSouth Rights Plan or the AmSouth DRIP or as specifically set forth in Section 3.3(c)(i) of AmSouth’s Disclosure Letter (which shall set forth in detail (including exercise prices) all outstanding (i) stock options, (ii) stock appreciation rights and (iii) restricted stock and restricted stock units under AmSouth Stock Plans), there are no shares of AmSouth Capital Stock or other equity securities of AmSouth outstanding and no outstanding Rights relating to the AmSouth Capital Stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of AmSouth. All of the Outstanding shares of AmSouth Capital Stock are duly and validly authorized, issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of AmSouth Capital Stock has been issued in violation of any preemptive or similar rights of the current or past stockholders of AmSouth.

(ii) In the case of Regions only, the authorized capital stock of Regions consists of 1,500,000,000 shares of Regions Common Stock and 10,000,000 shares of Regions Preferred Stock, of which, as of the date of this Agreement, (A) 456,116,552 shares of Regions Common Stock were issued and outstanding, and (B) no shares of Regions Preferred Stock were issued and outstanding, and not more than 485,916,552 shares of Regions Common Stock will be issued and outstanding immediately prior to the Effective Time. As of the date of this Agreement, no more than 29,800,000 shares of Regions Common Stock, in the aggregate, were subject to (A) Regions Stock Options granted under the Regions Stock Plans and (B) outstanding Rights under the Regions Stock Plans. As of the date of this Agreement, no more than 90,767,194 shares of Regions Common Stock were reserved for issuance pursuant to the Regions Option Agreement. Except as set forth in this Section 3.3(c)(ii), as contemplated by the Equiserve Investment Plan for Regions (the “Regions DRIP”) or as specifically set forth in Section 3.3(c)(ii) of Regions’s Disclosure Letter (which shall set forth in detail (including exercise prices) all outstanding (i) stock options, (ii) stock appreciation rights and (iii) restricted stock and restricted stock units under Regions Stock Plans), there are no shares of Regions Capital Stock or other equity securities of Regions outstanding and no outstanding Rights relating to the Regions Capital Stock, and no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription or issuance of any securities of Regions. All of the

Outstanding shares of Regions Capital Stock are duly and validly authorized, issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of Regions Capital Stock has been issued in violation of any preemptive or similar rights of the current or past stockholders of Regions.

(iii) All the outstanding shares of capital stock of each of its Subsidiaries owned by it or a Subsidiary of it have been duly authorized and validly issued and are fully paid and (except, with respect to bank Subsidiaries, as provided under applicable state Law) nonassessable, and are owned by it or a Subsidiary of it free and clear of all Liens or Rights.

(d) SEC Filings; Financial Statements.

(i) Each Party has filed and made available to the other Party all SEC Documents required to be filed by it with the SEC since December 31, 2002 (collectively, the “SEC Reports”). Its SEC Reports, including the Financial Statements, exhibits and schedules contained therein, (A) at the time filed, complied (and any SEC Reports filed after the date of this Agreement will comply) in all material respects with the applicable requirements of the Securities Laws, and (B) at the time they were filed (or if amended or superseded by another SEC Report filed prior to the date of this Agreement, then on the date of such filing), did not (and any SEC Reports filed after the date of this Agreement will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such SEC Reports or necessary in order to make the statements made in such SEC Reports, in light of the circumstances under which they were made, not misleading.

(ii) Each of its Financial Statements contained in its SEC Reports (including any SEC Reports filed after the date of this Agreement) complied (or, in the case of SEC Reports filed after the date of this Agreement, will comply) in all material respects with the applicable requirements of the Securities Laws with respect thereto, fairly presented (or, in the case of SEC Reports filed after the date of this Agreement, will fairly present) the consolidated financial position of it and its Subsidiaries as at the respective dates and the consolidated results of its operations and cash flows for the periods indicated, in each case in accordance with GAAP consistently applied during the periods indicated, except in each case as may be noted therein, and subject to normal year-end audit adjustments and as permitted by Form 10-Q in the case of unaudited Financial Statements.

(e) Absence of Certain Changes or Events.  Since December 31, 2005, except as disclosed in its SEC Reports filed prior to the date of this Agreement, (i) it and its Subsidiaries have conducted their respective businesses only in the ordinary course of such businesses and (ii) there have been no events, changes, developments or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it.

(f) Tax Matters.  All Tax Returns required to be filed by or on behalf of it or any of its Subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension has been granted and has not expired, and all such filed returns are complete and accurate in all material respects. It has made available to the other Party true and correct copies of the United States federal income Tax Returns filed by it or its Subsidiaries for the fiscal years ending on or after 2000, and all income Tax Returns of it and its Subsidiaries have been examined by the Internal Revenue Service and any applicable state and local Tax authorities for all years to and including 2000. Except as disclosed in its SEC Reports filed prior to the date of this Agreement, all Taxes attributable to it or any of its Subsidiaries that are or were due or payable (without regard to whether such Taxes have been assessed) have been paid in full or have been adequately provided for on its consolidated balance sheet and consolidated statement of earnings or income in accordance with GAAP. As of the date of this Agreement and except as disclosed in its SEC Reports filed prior to the date of this Agreement, there is no outstanding audit, examination, deficiency, refund or other Tax Litigation or outstanding waiver or agreement extending the applicable statute of limitations for the assessment or collection of any Taxes for any period with respect to any Taxes of it or its Subsidiaries, and no such waiver or agreement has been requested in writing. All Taxes due with respect to completed and settled examinations or concluded Tax Litigation relating to it or any of its Subsidiaries have been paid in full or have been recorded in accordance with GAAP on its or its Subsidiaries’ balance sheet and consolidated statement of earnings or income. Neither it nor any of its Subsidiaries is a party to any Tax sharing, indemnification or similar agreement or any agreement pursuant to which it or any of its Subsidiaries has any obligation to any Person (other than it or one of its Subsidiaries) with respect to Taxes. Neither it nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Internal Revenue Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Internal Revenue Code. The proper and accurate amounts have been withheld from all employees, creditors, or third parties (and timely paid to the appropriate Governmental Authority or set aside in an account for such purposes) for all periods through the Effective Time in compliance with all Tax withholding provisions of applicable federal, state, local and foreign Tax Laws (including income, social security and employment Tax withholding for all types of compensation). Neither it nor any of its Subsidiaries has been a party to any distribution occurring during the last two years, or otherwise as part of a plan (or series of related transactions) of which the Merger is a part, in which the parties to such distribution treated the distribution as one to which Section 355 of the Internal Revenue Code applied. Neither it nor any of its Subsidiaries is a party to any “reportable transaction” or “listed transaction” as defined in Treasury Regulation § 1.6011-4(b)(2). No Liens for Taxes exist with respect to it or its Subsidiaries, except for statutory Liens for Taxes not yet due and payable or that are being contested in good faith and reserved for in accordance with GAAP.

(g) Certain Actions.  Neither it nor any of its Subsidiaries or any Affiliates thereof has taken or agreed to take any action, and it has no knowledge of any fact or circumstance, that would or would reasonably be expected to (i) prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, or (ii) materially impede or materially delay receipt of any Regulatory Consents. To its knowledge, as of the date hereof, there exists no fact, circumstance, or reason that would cause any Regulatory Consents not to be received in a timely manner.

(h) Environmental Matters.  Except as described in the Disclosure Letter: (i) no Hazardous Material is contained in or has been used at or released from its Facilities other than in compliance with, and as would not reasonably be expected to result in liability under, any Environmental Laws; (ii) all Hazardous Materials used by it or stored on its Properties have been disposed of in accordance with, and as would not reasonably be expected to result in liability under, any Environmental Laws; (iii) neither it nor any of its Subsidiaries is potentially liable as a responsible party under any Environmental Law, including the federal Comprehensive Environmental Response, Compensation and Liability Act, as amended (“CERCLA”), or state analog statute, arising out of events occurring prior to the Effective Time; (iv) there have not been in the past, and are not now, any Hazardous Materials that have been released on or under or are migrating to or from the Facilities or any Property; (v) there have not been in the past, and are not now, any underground tanks or physical structures or vessels holding Hazardous Materials at, on or under any Property including treatment or storage tanks, sumps, lagoons, basins, or water, gas or oil wells; (vi) there are no polychlorinated biphenyls (“PCBs”) deposited, stored, disposed of or located on any Property or Facilities or any equipment on any Property containing PCBs at levels in excess of levels permitted by law; (vii) it and its Subsidiaries and Affiliates are not subject to any consent orders, decrees, notices of violation, injunctions, directives or orders from any Governmental Authority or any indemnity or other agreement with any third party relating to obligations, costs or liabilities arising under any Environmental Law; (viii) the Facilities and its and its Subsidiaries’ activities and operations have at all times complied with all Environmental Laws; (ix) it and its Subsidiaries have received no notice of any noncompliance with, or liability under, any Environmental Laws regarding the Facilities or any Property or its past or present operations and (x) no claims, notices, administrative actions, information requests or suits are pending or, to its knowledge, threatened relating to any actual or potential violation, liability or obligation by it or any of its Subsidiaries with respect to any Environmental Laws.

(i) Compliance with Permits, Laws and Orders.

(i) It and each of its Subsidiaries has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its material assets and to carry on its business as now conducted and there has occurred no Default under any Permit applicable to its business or employees conducting its business.

(ii) Neither it nor any of its Subsidiaries is in Default under any Laws or Orders applicable to it, its business or employees conducting its business. Each of its Subsidiaries that is an insured depository institution has a Community Reinvestment Act rating of “satisfactory” or better.

(iii) Since January 1, 2003, neither it nor any of its Subsidiaries has received any notification or communication from any Governmental Authority, (A) asserting that it or any of its Subsidiaries is in Default under any Permits, Laws or Orders, (B) threatening to revoke any Permits, (C) requiring it or any of its Subsidiaries to enter into or consent to the issuance of a cease and desist order, formal or written agreement, directive, commitment, memorandum of understanding, board resolution, or other formal or informal enforcement action of any kind, or (D) threatening or contemplating revocation or limitation of, or which would have the effect of revoking or limiting, Federal Deposit Insurance Corporation (“FDIC”) deposit insurance; neither it nor any of its Subsidiaries has received any notice from a Governmental Authority that it is considering issuing any of the foregoing.

(iv) There (A) is no unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of it or any of its Subsidiaries and (B) have been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Authority with respect to its or any of its Subsidiaries’ business, operations, policies or procedures since January 1, 2003.

(v) There is no Order, circumstance or condition relevant or applicable to it that would prevent, or is reasonably likely to prevent, Regions from satisfying the criteria for “financial holding company” status under the BHC Act after the Effective Time.

(vi) Neither it nor any of its Subsidiaries is in Default under applicable consumer lending and compliance Laws, the Bank Secrecy Act, the Patriot Act or any Order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control.

(j) Labor Relations.  Neither it nor any of its Subsidiaries is the subject of any Litigation asserting that it or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or seeking to compel it or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is it or any of its Subsidiaries a party to or bound by any collective bargaining agreement, Contract, or other agreement or understanding with a labor union or labor organization, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to its knowledge, threatened, nor, to its knowledge, is there any activity involving its or any of its Subsidiaries’ employees seeking to certify a collective bargaining unit or engaging in any other organization activity.

(k) Employee Compensation and Benefit Plans.

(i) It has disclosed in Section 3.3(k) of its Disclosure Letter, and has delivered or made available to the other Party prior to the date of this Agreement correct and complete copies of, all of its Compensation and Benefit Plans. Neither it nor any of its Subsidiaries has an “obligation to contribute” (as defined in ERISA Section 4212) nor have they ever had an obligation to contribute to a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)). Each “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that was ever maintained by it or any of its Subsidiaries and that was intended to qualify under Section 401(a) of the Internal Revenue Code, is disclosed as such in Section 3.3(k) of its Disclosure Letter.

(ii) It has delivered or made available to the other Party prior to the date of this Agreement correct and complete copies of the following applicable documents: (A) all trust agreements or other funding arrangements for its Compensation and Benefit Plans (including insurance Contracts), and all amendments thereto (all such trust agreements and other funding arrangements are disclosed in Section 3.3(k) of its Disclosure Letter), (B) with respect to any such Compensation and Benefit Plans or amendments, the most recent determination letters, and all material rulings, material opinion letters, material information letters, or material advisory opinions issued by the Internal Revenue Service, the United States Department of Labor, or the PBGC after December 31, 1994, (C) annual reports or returns, audited or unaudited financial statements, actuarial valuations and reports, and summary annual reports prepared for any Compensation and Benefit Plans with respect to the most recent plan year, and (D) the most recent summary plan descriptions and any material modifications thereto.

(iii) All of its Compensation and Benefit Plans are in compliance with the applicable terms of ERISA, the Internal Revenue Code, and any other applicable Laws. Except as disclosed in Section 3.3(k) of its Disclosure Letter, each of its ERISA Plans which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter from the Internal Revenue Service covering all Tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 and, to its knowledge, there are no circumstances likely to result in revocation of any such favorable determination letter. Except as disclosed in Section 3.3(k) of its Disclosure Letter, each trust created under any of its ERISA Plans has been determined to be exempt from Tax under Section 501(a) of the Internal Revenue Code and it is not aware of any circumstance which will or could reasonably result in revocation of such exemption. Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Internal Revenue Code which provides benefits under a Compensation and Benefit Plan has (i) received an opinion letter from the Internal Revenue Service recognizing its exempt status under Section 501(c)(9) of the Internal Revenue Code and (ii) filed a timely notice with the Internal Revenue Service pursuant to Section 505(c) of the Internal Revenue Code, and it is not aware of circumstances likely to result in the loss of such exempt status under Section 501(c)(9) of the Internal Revenue Code. There is no pending or, to its knowledge, threatened Litigation relating to any of its ERISA Plans.

(iv) Neither it nor any of its Subsidiaries has engaged in a transaction with respect to any of its Compensation and Benefit Plans that, assuming the Taxable Period of such transaction expired as of the date of this Agreement or the Effective Time, would subject it or any of its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Internal Revenue Code or Section 502(i) of ERISA.

(v) Except as disclosed in Section 3.3(k) of its Disclosure Letter, each of its Pension Plans had, as of the date of its most recent actuarial valuation, assets measured at fair market value at least equal to its “current liability,” as that term is defined in Section 302(d)(7) of ERISA. To its knowledge, since the date of the most recent actuarial valuation, no event has occurred which would adversely change any such funded status. None of its Pension Plans nor any “single-employer plan,” within the meaning of Section 4001(a)(15) of ERISA, currently maintained by it or any of its Subsidiaries, or the single-employer plan of any entity which is considered one employer with it under Section 4001 of ERISA or Section 414 of the Internal Revenue Code (an “ERISA Affiliate”) has an “accumulated funding deficiency” within the meaning of Section 412 of the Internal Revenue Code or Section 302 of ERISA (whether or not waived). All required contributions with respect to any of its Pension Plans or any single-employer plan of any of its ERISA Affiliates have been timely made and there is no lien, nor is there expected to be a lien, under Internal Revenue Code Section 412(n) or ERISA Section 302(f) or Tax under Internal Revenue Code Section 4971. Neither it nor any of its Subsidiaries has provided, or is required to provide, security to any of its Pension Plans or to any single-employer plan of any of its ERISA Affiliates pursuant to Section 401(a)(29) of the Internal Revenue Code.

(vi) No Liability under Title IV of ERISA has been or is expected to be incurred by it or any of its Subsidiaries with respect to any defined benefit plan currently or formerly maintained by any of them or by any of its ERISA Affiliates that has not been satisfied in full (other than Liability for PBGC premiums, which have been paid when due).

(vii) Except as disclosed in Section 3.3(k) of its Disclosure Letter, neither it nor any of its Subsidiaries has any obligations for retiree health and retiree life benefits under any of its Compensation and Benefit Plans other than with respect to benefit coverage mandated by applicable Law. It or its subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(viii) There has been no amendment to, announcement by it or any of its Subsidiaries relating to, or change in employee participation or coverage under, any Compensation and Benefit Plan which would increase the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year. None of the execution and delivery of this Agreement or the Option Agreements, the stockholder approval of the transactions contemplated hereby or the consummation of the transactions contemplated hereby or thereby (A) results in any payment or increase in payment (including severance, golden parachute, or otherwise), whether or not in conjunction with a termination of employment, becoming due to any director or any employee of it or any of its Subsidiaries from it or any of its Subsidiaries under any of its Compensation and Benefit Plans or otherwise, (B) increases any benefits otherwise payable under any of its Compensation and Benefit Plans, (C) results in any acceleration of the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of any such payment or benefit, (D) limits or restrict the right of it to merge, amend or terminate any of the Compensation and Benefit Plans or (E) results in payments under any Compensation and Benefit Plans which would not be deductible under Section 280G of the Internal Revenue Code.

(l) Material Contracts.

(i) Except for Contracts reflected as exhibits to its SEC Reports filed prior to the date of this Agreement, as of the date of this Agreement, neither it nor any of its Subsidiaries, nor any of their respective assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (A) any Contract relating to the borrowing of money by it or any of its Subsidiaries or the guarantee by it or any of its Subsidiaries of any such obligation (other than Contracts pertaining to fully-secured repurchase agreements, and trade payables, and Contracts relating to borrowings or guarantees made in the ordinary course of business), (B) any Contract containing covenants that limit the ability of it or any of its Subsidiaries to compete in any line of business or with any Person, or that involve any restriction of the geographic area in which, or method by which, it or any of its Subsidiaries may carry on its business (other than as may be required by Law or any Governmental Authority), or any Contract that requires it or any of its Subsidiaries to deal exclusively or on a “sole source” basis with another party to such Contract with respect to the subject matter of such Contract, (C) any Contract for, with respect to, or that contemplates, a possible merger, consolidation, reorganization, recapitalization or other business combination, or asset sale or sale of equity securities not in the ordinary course of business consistent with past practice, with respect to it or any of its Subsidiaries, (D) any other Contract or amendment thereto that would be required to be filed as an exhibit to any SEC Report (as described in Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act) that has not been filed as an exhibit to or incorporated by reference in its SEC Reports filed prior to the date of this Agreement or (E) any Contract that involves expenditures or receipts of it or any of its Subsidiaries in excess of $1,000,000 per year not entered into in the ordinary course of business consistent with past practice. The Contracts of the type described in the preceding sentence, whether or not in effect as of the date of this Agreement, shall be deemed “Material Contracts” hereunder. With respect to each of its Material Contracts (A) that is reflected as an exhibit to any SEC Report, (B) would be required under Items 601(b)(4) and 601(b)(10) of Regulation S-K under the 1933 Act to be filed as an exhibit to any of its SEC Reports or (C) that is disclosed in its Disclosure Letter, or would be required to be so disclosed if in effect on the date of this Agreement: (w) each such Contract is in full force and effect; (x) neither it nor any of its Subsidiaries is in Default thereunder; (y) neither it nor any of its Subsidiaries has repudiated or waived any material provision of any such Contract; and (z) no other party to any such Contract is, to its knowledge, in Default in any material respect.

(ii) All interest rate swaps, caps, floors, option agreements, futures and forward contracts, and other similar risk management arrangements, whether entered into for its own account or for the account of one or more of its Subsidiaries or their respective customers, were entered into (A) in accordance with prudent business practices and all applicable Laws and (B) with counterparties believed to be financially responsible, and each of them is enforceable against it or its Subsidiaries in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought), and is in full force and effect. Neither it nor any of its Subsidiaries, nor to its knowledge, any other party thereto, is in Default of any of its obligations under any such agreement or arrangement. Its Financial Statements disclose the value of such agreements and arrangements on a mark-to-market basis in accordance with GAAP (including but not limited to Financial Accounting Statement 133) and, since March 31, 2006, there has not been a change in such value that, individually or in the aggregate, has resulted in a Material Adverse Effect on it.

(m) Legal Proceedings.   There is no Litigation pending or, to its knowledge, threatened against it or any of its Subsidiaries, or against any asset, interest, or right of any of them nor are there any Orders of any Governmental Authority or arbitrators outstanding against it or any of its Subsidiaries.

(n) Reports.  Since January 1, 2003, or the date of organization if later, it and each of its Subsidiaries has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with any Governmental Authority and all other reports and statements required to be filed by them since January 1, 2003, including any report or statement required to be filed pursuant to any Law have been so filed, and it and each of its Subsidiaries have paid all fees and assessments due and payable in connection therewith.

(o) Intellectual Property.

(i) It and its Subsidiaries own, or are licensed or otherwise possess sufficient legally enforceable rights to use, all Intellectual Property (including the Technology Systems) that is used by it and its Subsidiaries in their respective businesses as currently conducted. Neither it nor any of its Subsidiaries has (A) licensed any Intellectual Property owned by it or its Subsidiaries in source code form to any Person or (B) entered into any exclusive agreements relating to Intellectual Property owned by it or its Subsidiaries.

(ii) It and its Subsidiaries have not infringed or otherwise violated the Intellectual Property rights of any third Person since January 1, 2003. There is no claim asserted, or to its knowledge threatened, against it and its Subsidiaries or any indemnitee thereof concerning the ownership, validity, registerability, enforceability, infringement, use or licensed right to use any Intellectual Property.

(iii) No third Person has infringed, misappropriated or otherwise violated it or its Subsidiaries’ Intellectual Property rights since January 1, 2003. There are no claims asserted or threatened by it or its Subsidiaries, or decided by them to be asserted or threatened, that (A) a third Person infringed or otherwise violated any of their Intellectual Property rights; or (B) a third Person’s owned or claimed Intellectual Property interferes with, infringes, dilutes or otherwise harms any of their Intellectual Property rights.

(iv) It and its Subsidiaries have taken reasonable measures to protect the confidentiality of all Trade Secrets that are owned, used or held by them.

(p) State Takeover Laws.  It has taken all action required to be taken by it in order to exempt this Agreement and the Option Agreements and the transactions contemplated hereby and thereby from, and this Agreement and the Option Agreements and the transactions contemplated hereby and thereby are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “affiliate transaction,” “anti-greenmail,” “business combination” or other antitakeover Laws of any jurisdiction, including but not limited to Section 203 of the DGCL (collectively, “Takeover Laws”). It has taken all action required to be taken by it in order to make this Agreement and the Option Agreements and the transactions contemplated hereby and thereby comply with, and this Agreement and the Option Agreements and the transactions contemplated hereby and thereby do comply with, the requirements of any provisions of its Organizational Documents concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement” or other related provisions, including but not limited to (i) in the case of AmSouth, the provisions of Section VIII of the AmSouth Restated Charter and (ii) in the case of Regions, the provisions of Article Seventh of the Regions Restated Certificate of Incorporation.

(q) Brokers and Finders.  Except for Goldman, Sachs & Co. as to AmSouth and Merrill, Lynch & Co., Inc. as to Regions (in each case pursuant to engagement letters true and complete copies of which have been previously provided to the other party), neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby.

(r) Fairness Opinion.  Prior to the execution of this Agreement, AmSouth has received an opinion of Goldman, Sachs & Co. and Regions has received an opinion of Merrill, Lynch & Co., Inc., each to the effect that as of the date thereof and based upon and subject to the matters set forth therein, (i) in the case of Regions, the Exchange Ratio is fair, from a financial point of view, to Regions, and (ii) in the case of AmSouth, the Exchange Ratio is fair, from a financial point of view, to the stockholders of AmSouth. Such opinions have not been amended or rescinded as of the date of this Agreement.

(s) Insurance.  It and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as its management reasonably has determined to be prudent in accordance with industry practices.

ARTICLE 4

COVENANTS AND ADDITIONAL AGREEMENTS

4.1  Conduct of Business Prior to Effective Time.  During the period from the date of this Agreement through the Effective Time, except as set forth in its Disclosure Letter, except as expressly contemplated or permitted by this Agreement and except as Consented to in writing by the other Party (which Consent shall not be unreasonably withheld or delayed), each of the Parties shall, and shall cause each of their respective Subsidiaries to, (a) conduct its business in the ordinary course, (b) use reasonable best efforts to maintain and preserve intact its business organization, assets, employees and relationships with customers, suppliers, employees and business associates, and (c) take no action that would adversely affect or delay the ability of either Party to obtain any Required Consents, to perform its covenants and agreements under this Agreement, or to consummate the transactions contemplated hereby on a timely basis.

4.2  Forbearances.  During the period from the date of this Agreement through the Effective Time, except as set forth in its Disclosure Letter and except as expressly contemplated or permitted by this Agreement, neither Party shall, and neither Party shall permit any of its Subsidiaries to, without the prior written Consent of the other Party (which Consent shall not be unreasonably withheld or delayed):

(a) amend its Organizational Documents (except as provided herein);

(b) except for Permitted Issuances and Permitted Repurchases and except as provided in Section 4.3, (i) adjust, split, combine or reclassify any capital stock, (ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock, (iii) grant or issue any Rights, (iv) issue any additional shares of capital stock, or (v) make any change in any instrument or Contract governing the terms of any of its securities;

(c) other than in the ordinary course of business or pursuant to Contracts in force at the date of or permitted by this Agreement and other than in satisfaction of debts previously contracted in good faith, make any material investment in or acquisition of (either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets) any other Person other than its wholly owned Subsidiaries;

(d) enter into any new line of business, or change its lending, investment, underwriting, risk and asset liability management and other banking and operating policies that are material to it and its Subsidiaries, taken as a whole, except as required by applicable Law or any regulations or policies imposed on it by any Governmental Authority;

(e) sell, transfer, mortgage, encumber or otherwise dispose of any part of its business or any of its properties or assets to any Person other than a wholly owned Subsidiary, or cancel, release or assign any indebtedness to any Person other than a wholly owned Subsidiary or any claims against any Person other than a Subsidiary, except in the ordinary course of business or pursuant to Contracts in force as of the date of this Agreement and disclosed in Section 4.2(e) of its Disclosure Letter or as may be required in connection with complying with its respective obligations under Section 4.4;

(f) other than in the ordinary course of business: incur any indebtedness for borrowed money; assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any Person; or make any loan or advance;

(g) other than in consultation with the other Party, restructure or make any material change to its investment securities portfolio, its derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, in any material respect;

(h) other than in the ordinary course of business, terminate or waive, or knowingly fail to use reasonable best efforts to enforce, any material provision of any Material Contract other than normal renewals of Contracts without materially adverse changes, additions or deletions of terms;

(i) other than as required by Compensation and Benefit Plans and Contracts as in effect at the date of this Agreement or applicable law, (i) increase in any manner the compensation or fringe benefits of any of its officers, employees or directors other than with respect to employees who are not directors or executive officers and then only in the ordinary course of business consistent with past practice, (ii) pay any pension or retirement allowance not required by any existing Compensation and Benefit Plan or Contract to any such officers, employees or directors, (iii) become a party to, amend or commit itself to any Compensation and Benefit Plan or Contract (or any individual Contracts evidencing grants or awards thereunder) or employment agreement with or for the benefit of any officer, employee or director other than with respect to employees who are not directors or executive officers and then only in the ordinary course of business consistent with past practice, or (iv) accelerate the vesting of, or the lapsing of restrictions with respect to, Rights pursuant to Regions Stock Plans in the case of Regions, and Rights pursuant to AmSouth Stock Plans in the case of AmSouth;

(j) settle any Litigation, except for any Litigation involving solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to such Party and its Subsidiaries, taken as a whole, and that does not involve or create precedent for Litigation that is reasonably likely to be material to it and its Subsidiaries taken as a whole;

(k) implement or adopt any change in its Tax or financial accounting principles, practices or methods, including reserving methodologies, other than as may be required by GAAP, regulatory accounting guidelines or applicable Law;

(l) file or amend any Tax Return except in the ordinary course of business; settle or compromise any material Tax Liability; make, change or revoke any material Tax election; agree to an extension of the statute of limitations with respect to the assessment or collection of material Taxes; or make or surrender any claim for a material refund of Taxes;

(m) knowingly take, or knowingly omit to take, any action that is reasonably likely to result in any of the conditions to the Merger set forth in Article 5 not being satisfied on a timely basis except as may be required by applicable Law; provided, that nothing in this Section 4.2(m) shall preclude any Party from exercising its respective rights under Section 4.11;

(n) take any action that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; or

(o) agree to take any of the actions prohibited to it by this Section 4.2.

4.3  Dividends.

(a) Each Party agrees that, from and after the date of this Agreement until the Effective Time, (i) AmSouth may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay quarterly dividends on outstanding shares of AmSouth Common Stock at a rate not to exceed $0.26 per share per quarter, (ii) Regions may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay quarterly dividends on outstanding shares of Regions Common Stock at a rate not to exceed $0.35 per share per quarter and (iii) its direct and indirect Subsidiaries may (to the extent legally and contractually permitted to do so), but shall not be obligated to, declare and pay dividends on their capital stock in cash, stock or other property to the Parties or their wholly owned Subsidiaries and to the holders of any trust preferred securities and of any REIT preferred securities issued by Subsidiaries of the Parties.

(b) After the date of this Agreement, each Party shall coordinate with the other with respect to the declaration of any dividends in respect of Regions Common Stock and AmSouth Common Stock and the record dates and payment dates relating thereto, it being the intention of the Parties that holders of AmSouth Common Stock shall not receive two dividends, or fail to receive one dividend, for any quarter with respect to their shares of AmSouth Common Stock and any shares of Regions Common Stock any such holder receives in exchange therefor in the Merger.

4.4  Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Parties will use their reasonable best efforts to take, or cause to be taken, in good faith, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, including using its reasonable best efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated hereby on a timely basis and to cause to be satisfied the conditions in Article 5, to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby, and each will cooperate fully with and furnish information to, the other Party to that end; provided that nothing contained herein shall preclude any Party from exercising its rights under this Agreement.

(b) AmSouth shall take all actions necessary or required to ensure that the entering into of this Agreement or of the AmSouth Option Agreement, and the consummation of the transactions contemplated hereby or thereby (individually or in conjunction with any other event), do not and will not result in (i) Regions or any Affiliate of Regions or any other Person becoming an “Acquiring Person” for purposes of the AmSouth Rights Plan or the occurrence of a “Separation Time” under the AmSouth Rights Plan or (ii) the ability of any Person to exercise any AmSouth Shareholder Rights under the AmSouth Rights Plan or enable or require the AmSouth Shareholder Rights to separate from the shares of AmSouth Common Stock to which they are attached or to be triggered or become exercisable, distributable or unredeemable.

(c) Each Party undertakes and agrees to use its reasonable best efforts to cause the Merger to qualify for treatment as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income Tax purposes.

4.5  Stockholders’ Approvals.

(a) Regions shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the Regions Stockholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of Regions shall use its reasonable best efforts to obtain the Regions Stockholder Approval.

(b) AmSouth shall call a meeting of its stockholders to be held as soon as reasonably practicable for the purpose of obtaining the AmSouth Stockholder Approval and shall use its reasonable best efforts to cause such meeting to occur as soon as reasonably practicable. The Board of Directors of AmSouth shall use its reasonable best efforts to obtain the AmSouth Stockholder Approval.

(c) Regions and AmSouth shall use their reasonable best efforts to hold their respective stockholder meetings on the same day.

4.6  Registration Statement; Joint Proxy Statement/Prospectus; Listing.

(a) Each Party agrees to cooperate with the other Party, and their Representatives, in the preparation of the Registration Statement and the Joint Proxy Statement/Prospectus. Neither the Joint Proxy Statement/Prospectus nor the Registration Statement shall be filed, and, prior to the termination of this Agreement, no amendment or supplement to the Joint Proxy Statement/Prospectus or the Registration Statement shall be filed, by Regions or AmSouth without consultation with the other Party and its counsel, except that the opinion of Wachtell, Lipton, Rosen & Katz contemplated by Section 5.2(c) shall be filed with the SEC by post-effective amendment to the Registration Statement. Regions agrees to use all reasonable efforts, in which AmSouth shall reasonably cooperate as necessary, to cause the Registration Statement to be declared effective under the 1933 Act as promptly as practicable after filing thereof. The Parties agree to use all reasonable efforts to obtain all Consents required by the Securities Laws to carry out the transactions contemplated by this Agreement, and each Party agrees to furnish all information concerning it and the holders of its capital stock as may be reasonably requested in connection with any such action.

(b) Each Party agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment and supplement thereto, if any, become effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Joint Proxy Statement/Prospectus and any amendment or supplement thereto, at the date of mailing to stockholders and at the times of the meetings of Regions stockholders and AmSouth stockholders, will contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading, or necessary to correct any statement in any earlier statement in the Joint Proxy Statement/Prospectus or any amendment or supplement thereto. Each Party further agrees that if it shall become aware prior to the Effective Time of any information furnished by it that would cause any of the statements in the Joint Proxy Statement/Prospectus or the Registration Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Joint Proxy Statement/Prospectus or the Registration Statement.

(c) Regions shall cause the shares of Regions Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, as promptly as practicable, and in any event before the Effective Time.

4.7  Applications and Consents.

(a) The Parties shall cooperate and use their reasonable best efforts in seeking all Consents of Governmental Authorities and other Persons necessary to consummate the transactions contemplated hereby as promptly as practicable.

(b) Without limiting the foregoing, the Parties shall cooperate with the other and use their reasonable best efforts to promptly (i) file applications and notices, as applicable, with the Board of Governors of the Federal Reserve System under the BHC Act, as amended, and obtaining approval of such applications and notices, (ii) file any required applications or notices with any foreign or state banking, insurance or other Regulatory Authorities and obtaining approval of such applications and notices, (iii) make any notices to or filings with the Small Business Administration, (iv) make any notices or filings under the HSR Act, and (v) make any filings with and obtaining any Consents in connection with compliance with the applicable provisions of the rules and regulations of any applicable industry self-regulatory organization, including approvals from the NASD and any relevant state regulator in connection with a change of control of the AmSouth broker-dealers, or that are required under consumer finance, mortgage banking and other similar Laws (collectively, the “Regulatory Consents”).

(c) Each Party will promptly furnish to the other Party copies of applications filed with all Governmental Authorities and copies of written communications received by such Party from any Governmental Authorities with respect to the transactions contemplated hereby. Each Party agrees that it will consult with the other Party with respect to the obtaining of all Regulatory Consents and other material Consents advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby, and will use reasonable efforts to include representatives of the other Party in any meetings or discussions with Governmental Authorities. All documents that the Parties or their respective Subsidiaries are responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby (including to obtain Regulatory Consents) will comply as to form in all material respects with the provisions of applicable Law.

4.8  Notification of Certain Matters.  Each Party will give prompt notice to the other Party (and subsequently keep the other Party informed on a current basis) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (a) is reasonably likely to result in any Material Adverse Effect on it, or (b) would cause or constitute a material breach of any of its representations, warranties, covenants, or agreements contained herein; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 4.8 or the failure of any condition set forth in Sections 5.2(b) or 5.3(b) to be satisfied, or otherwise constitute a breach of this Agreement by the Party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 5.2(a), 5.2(b), 5.3(a) or 5.3(b), to be satisfied or give rise to such termination right.

4.9  Investigation and Confidentiality.

(a) Each Party shall permit the other Party to make or cause to be made such investigation of the business and Properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests; provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily with normal operations; and provided further, that neither Party nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client or other privilege with respect to such information or contravene any Law, Order, or Contract and the Parties will use their reasonable efforts to make appropriate substitute disclosure arrangements, to the extent practicable, in circumstances in which the restrictions of this proviso apply. No investigation by a Party shall affect the representations and warranties of the other Party.

(b) Each Party shall, and shall cause its Representatives to, maintain the confidentiality of all confidential information or Evaluation Material furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions to the extent required by, and in accordance with the Confidentiality Agreement, and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies and extracts thereof, and all work papers containing confidential information received from the other Party.

4.10  Press Releases; Publicity.  Prior to the Effective Time, the Parties shall consult with each other as to the form and substance of any press release or other public statement materially related to this Agreement and the transactions contemplated hereby prior to issuing such press release or public statement or making any other public disclosure related thereto (including any broad-based employee communication that is reasonably likely to become the subject of public disclosure); provided, that nothing in this Section 4.10 shall be deemed to prohibit any Party from making any disclosure necessary in order to satisfy such Party’s disclosure obligations imposed by Law or the NYSE or any other self-regulatory organization.

4.11  Acquisition Proposals.

(a) Each Party agrees that it will not, and will cause its Subsidiaries and its and its Subsidiaries’ officers, directors, Representatives and Affiliates not to, directly or indirectly, (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations concerning, or (iii) provide any confidential or nonpublic information or data to, or have, or engage or participate in, any discussions with, any Person relating to, any Acquisition Proposal; provided that, in the event either Party receives an unsolicited bona fide written Acquisition Proposal with respect to such Party, such Party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that the Board of Directors of such Party concludes in good faith (after receiving the advice of its outside counsel and its financial advisors) that failure to take such actions would result in a violation of its fiduciary duties under applicable Law; provided further that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, it shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than those of the Confidentiality Agreement. Each Party will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than AmSouth or Regions, as the case dictates, with respect to any Acquisition Proposal. Each Party will promptly (within one day) advise the other Party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the identity of the Person making such Acquisition Proposal), and will keep the other Party apprised of any related developments, discussions and negotiations on a current basis. Each of the Parties shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof.

(b) Nothing contained in this Agreement shall prevent a Party or its Board of Directors from complying with Rule 14d-9 and Rule 14e-2 under the 1934 Act with respect to an Acquisition Proposal; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement.

4.12  Takeover Laws; No Rights Triggered.  If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated hereby or by the Option Agreements, each Party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary (other than any action requiring the approval of its stockholders (other than as contemplated by Section 4.5)) so that the transactions contemplated by this Agreement and by the Option Agreements may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Law on any of the transactions contemplated by this Agreement or by the Option Agreements. AmSouth shall take all action necessary to ensure that, so long as this Agreement shall not have been terminated pursuant to the terms hereof, that no Person shall become able to exercise any rights under the AmSouth Rights Plan or enable or require the AmSouth Shareholder Rights to separate from the shares of AmSouth Common Stock to which they are attached or to be triggered or become exercisable or unredeemable as a result of entering into this Agreement or consummating the transactions contemplated hereby. The Parties agree that none of AmSouth’s representations, warranties, covenants or agreements set forth in this Agreement shall be deemed to be inaccurate, untrue or breached in any respect for any purpose as a result of the redemption of the AmSouth Shareholder Rights with the prior written consent of Regions.

4.13  Exemption from Liability Under Section 16(b).  Regions and AmSouth agree that, in order to most effectively compensate and retain AmSouth Insiders (as defined below) in connection with the Merger, both prior to and after the Effective Time, it is desirable that AmSouth Insiders not be subject to a risk of liability under Section 16(b) of the 1934 Act to the fullest extent permitted by applicable Law in connection with the conversion of shares of AmSouth Common Stock into shares of Regions Common Stock in the Merger and the conversion of AmSouth Stock Options and AmSouth Stock-Based Awards into Regions Stock Options or Regions Stock-Based Awards in the Merger, and for that compensatory and retentive purposes agree to the provisions of this Section 4.13. Assuming AmSouth delivers to Regions in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of AmSouth subject to the reporting requirements of Section 16(a) of the 1934 Act (the “AmSouth Insiders”), the number of shares of AmSouth Common Stock to be held by each such AmSouth Insider expected to be exchanged for Regions Common Stock in the Merger, and the number and description of AmSouth Stock Options and AmSouth Stock-Based Awards held by each such AmSouth Insider and expected to be converted into Regions Stock Options or Regions Stock-Based Awards, the Board of Directors of Regions, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the 1934 Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, adopt a resolution providing in substance that the receipt by the AmSouth Insiders of Regions Common Stock in exchange for shares of AmSouth Common Stock, and of Regions Stock Options upon conversion of AmSouth Stock Options, or Regions Stock-Based Awards upon conversion of AmSouth Stock-Based Awards, in each case pursuant to the transactions contemplated by this Agreement, are approved by such Board of Directors or by such committee thereof, and are intended to be exempt from Liability pursuant to Section 16(b) of the 1934 Act to the fullest extent permitted by applicable Law.

4.14  Agreement of Affiliates.  AmSouth shall use its reasonable efforts to cause each Person whom it reasonably believes may be deemed an “affiliate” of AmSouth, for purposes of Rule 145 under the 1933 Act, to deliver to Regions not later than the Effective Time, a written agreement in substantially the form of Exhibit 2.

4.15  Employee Benefits and Contracts.

(a) Following the Effective Time, Regions at its election shall either (i) provide generally to officers and employees of AmSouth and its Subsidiaries, who at or after the Effective Time become employees of Regions or its Subsidiaries (“AmSouth Continuing Employees”), employee benefits under Compensation and Benefit Plans maintained by Regions, on terms and conditions which are the same as for similarly situated officers and employees of Regions and its Subsidiaries, or (ii) maintain for the benefit of the AmSouth Continuing Employees, the Compensation and Benefit Plans maintained by AmSouth immediately prior to the Effective Time; provided that Regions may amend any Compensation and Benefit Plan maintained by AmSouth immediately prior to the Effective Time to comply with any Law or as necessary and appropriate for other business reasons. For purposes of this Section 4.15, Compensation and Benefit Plans maintained by Regions or AmSouth are deemed to include Compensation and Benefit Plans maintained by their respective Subsidiaries. As soon as practicable following the Effective Time, Regions and AmSouth shall cooperate in reviewing, evaluating and analyzing the Regions

Compensation and Benefit Plans and the AmSouth Compensation and Benefit Plans with a view towards developing appropriate and effective Compensation and Benefit Plans for employees of Regions and AmSouth and their Subsidiaries after the Effective Time.

(b) For purposes of participation, vesting and benefit accrual (except not for purposes of benefit accrual with respect to any plan in which such credit would result in a duplication of benefits) under Regions’s Compensation and Benefit Plans, service with or credited by AmSouth or any of its Subsidiaries shall be treated as service with Regions; provided that this provision shall not cause Regions’s tax-qualified defined benefit pension plan (which is not open to new participants) to be opened to new participants. To the extent permitted under applicable Law, Regions shall cause welfare Compensation and Benefit Plans maintained by Regions that cover the AmSouth Continuing Employees after the Effective Time to (i) waive any waiting period and restrictions and limitations for preexisting conditions or insurability (except for pre-existing conditions that were excluded, or restrictions or limitations that were applicable, under welfare Compensation and Benefit Plans maintained by AmSouth), and (ii) cause any deductible, co-insurance, or maximum out-of-pocket payments made by the AmSouth Continuing Employees under welfare Compensation and Benefit Plans maintained by AmSouth to be credited to such Continuing Employees under welfare Compensation and Benefit Plans maintained by Regions, so as to reduce the amount of any deductible, co-insurance, or maximum out-of-pocket payments payable by such AmSouth Continuing Employees under welfare Compensation and Benefit Plans maintained by Regions.

(c) Nothing in this Section 4.15 shall be interpreted as preventing Regions, from and after the Effective Time, from amending, modifying or terminating any Compensation and Benefit Plans maintained by Regions, Compensation and Benefit Plans maintained by AmSouth, or other Contracts, arrangements, commitments or understandings, in accordance with their terms and applicable Law.

4.16  Indemnification.

(a) From and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding, or investigation, whether civil, criminal, or administrative, in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director or officer of AmSouth or any of its Subsidiaries (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer, or employee of AmSouth, any of its Subsidiaries, or any of its predecessors, or (ii) this Agreement, the Option Agreements or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, Regions shall indemnify and hold harmless, to the fullest extent permitted by applicable Law each such Indemnified Party against any Liability (including advancement of reasonable attorneys’ fees and expenses prior to the final disposition of any claim, suit, proceeding, or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines, and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding, or investigation.

(b) Regions agrees that all rights to indemnification and all limitations on Liability existing in favor of the directors, officers, and employees of AmSouth and its Subsidiaries (the “Covered Parties”) as provided in their respective Organizational Documents as in effect as of the date of this Agreement or in any indemnification agreement in existence on the date of this Agreement with AmSouth or its Subsidiaries and disclosed in AmSouth’s Disclosure Letter with respect to matters occurring prior to the Effective Time shall survive the Merger and shall continue in full force and effect, and shall be honored by such entities or their respective successors as if they were the indemnifying party thereunder, without any amendment thereto; provided, that nothing contained in this Section 4.16(b) shall be deemed to preclude any liquidation, consolidation, or merger after the Effective Time of any AmSouth Subsidiaries, in which case all of such rights to indemnification and limitations on Liability shall be deemed to so survive and continue notwithstanding any such liquidation, consolidation, or merger. Without limiting the foregoing, in any case in which approval by Regions is required to effectuate any indemnification, Regions shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Regions and the Indemnified Party.

(c) Regions, from and after the Effective Time, will directly or indirectly cause the Persons who served as directors or officers of AmSouth immediately prior to the Effective Time to be covered by Regions’s existing directors’ and officers’ liability insurance policy with respect to acts or omissions occurring prior to the Effective

Time which were committed by such officers and directors in their capacity as such; provided, that (i) Regions may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are not less advantageous than such policy, (ii) in no event shall Regions be required to expend more than 250% per year of coverage of the amount currently expended by AmSouth per year of coverage as of the date of this Agreement (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto, and (iii) if notwithstanding the use of reasonable best efforts to do so, Regions is unable to maintain or obtain the insurance called for by this Section 4.16(c), Regions shall obtain as much comparable insurance as available for the Maximum Amount. Such insurance coverage shall commence at the Effective Time and will be provided for a period of no less than six years after the Effective Time.

(d) Any Indemnified Party wishing to claim indemnification under Section 4.16(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Regions thereof; provided that the failure so to notify shall not affect the obligations of Regions under Section 4.16(a) unless and to the extent that Regions is prejudiced as a result of such failure.

(e) The provisions of this Section 4.16 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

4.17  Corporate Governance.

(a) Immediately prior to the execution and delivery of this Agreement, the Board of Directors of Regions adopted a resolution (not to be withdrawn) providing for the amendment of the Regions Bylaws, effective as of the Effective Time, to insert an Article IV, Section 11 as set forth below, which Article IV, Section 11 shall fully replace and supersede the Article III, Section 10 and Article IV, Section 11 in effect as of immediately before such amendment. The provisions of this by-law shall also be considered an agreement of the Parties in this Agreement mutatis mutandis.

By-Law

Section 11.  Chairman and CEO Positions; Board Composition.

(a) The Board of Directors of the Corporation has resolved that, effective as of the Effective Time (as defined in the Agreement and Plan of Merger, dated as of May 24, 2006, by and between Regions Financial Corporation and AmSouth Bancorporation, as the same may be amended from time to time (the “Merger Agreement”)), and notwithstanding any other provision of these By-Laws that may be to the contrary, C. Dowd Ritter shall serve as President and Chief Executive Officer of the Corporation and Jackson W. Moore shall serve as the Chairman of the Board of Directors of the Corporation. During the period that Jackson W. Moore is serving as Chairman of the Board of Directors of the Corporation, and notwithstanding any other provision of these By-Laws that may be to the contrary, the Chairman of the Board of Directors shall, in addition to any other duties that usually devolve upon his office and such other duties as are prescribed by the By-Laws and by the Board of Directors, preside at all meetings of the Board of Directors and stockholders (subject to the third sentence of Section 2 of this Article IV), shall, subject to applicable law or stock exchange rule, attend all meetings of committees of the Board of Directors and shall participate in any regular meetings of management of the Corporation; and the President and Chief Executive Officer of the Corporation shall have the authority and duties contemplated for the Chief Executive Officer of the Corporation by Section 3 of this Article IV. In the event that, prior to the third anniversary of the Closing Date, Jackson W. Moore resigns or retires from his position as Chairman of the Board of Directors of the Corporation and C. Dowd Ritter is then continuing to serve as the President and Chief Executive Officer of the Corporation, C. Dowd Ritter will also assume the position of Chairman of the Board of Directors of the Corporation.

(b) Effective as of the Effective Time, the Board of Directors of the Corporation shall be comprised of twenty-one (21) directors (plus up to two additional directors solely as contemplated by the following parenthetical phrases), of which twelve (12) (plus up to one additional director to be added after the date of the Merger Agreement and prior to the Effective Time with the mutual agreement of Regions and AmSouth) shall be members of the Board of Directors of the Corporation prior to the Effective Time (as defined in the Merger Agreement) chosen by the Corporation prior to the Effective Time (the “Former Regions Directors”) and nine (9) (plus up to one additional director to be added after the date of the Merger Agreement and prior to the Effective Time with the mutual agreement of Regions and AmSouth) of which shall be former members of the Board of Directors of AmSouth chosen by AmSouth prior to the Effective Time (the “Former AmSouth Directors”) and the Former Regions Directors and the Former AmSouth Directors shall be apportioned among the three classes of the Board of Directors in a manner as nearly equal as possible. From and after the Effective Time through the third anniversary of the Closing Date (as defined in the Merger Agreement), all vacancies on the Board of Directors of the Corporation created by the cessation of service of a Former Regions Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining Former Regions Directors, and all vacancies on the Board of Directors of the Corporation created by the cessation of service of a Former AmSouth Director shall be filled by a nominee proposed to the nominating committee of the Board of Directors of the Corporation by a majority of the remaining Former AmSouth Directors, and all directors so nominated and appointed or elected to the Board of Directors of the Corporation by proposal of the Former Regions Directors shall be considered “Former Regions Directors” for purposes of this Section 11 and all directors so nominated and appointed or elected to the Board of Directors of the Corporation by proposal of the Former AmSouth Directors shall be considered “Former AmSouth Directors” for purposes of this Section 11.

(c) The removal of C. Dowd Ritter or Jackson W. Moore from, or the failure to appoint or re-elect C. Dowd Ritter or Jackson W. Moore to, any of the positions specifically provided for in this Section 11, and any amendment to or termination of any employment agreement with C. Dowd Ritter or Jackson W. Moore or of the authorities or duties thereof pursuant to Section (a) hereof, prior to the third anniversary of the Closing Date and any determination not to nominate C. Dowd Ritter or Jackson W. Moore as a Director of the Corporation, prior to the third anniversary of the Closing Date, shall each require the affirmative vote of at least 75% of the full Board of Directors.

(d) Until the third anniversary of the Closing Date, each of the Applicable Committees shall be chaired by one member of the Board of Directors (each, a “Committee Chairman”), and, subject to any relevant independence and expertise requirements under applicable law or stock exchange rule, at any particular time two Committee Chairmen shall have been selected from among the Former Regions Directors and two Committee Chairmen shall have been selected from among the Former AmSouth Directors. For purposes of this Section 11(d), “Applicable Committees” shall mean the Audit Committee, the Nominating and Corporate Governance Committee, the Compensation Committee and the Risk Management Committee of the Board of Directors (or any successor committee to any such committee). Until the third anniversary of the Closing Date, subject to any relevant independence and expertise requirements under applicable law or stock exchange rule, the membership of the Nominating and Corporate Governance Committee shall include an equal number of Former Regions Directors and Former AmSouth Directors.

(e) The provisions of this Section 11 may be modified, amended or repealed, and any By-law provision inconsistent with the provisions of this Section 11 may be adopted, only by an affirmative vote of at least 75% of the full Board of Directors. In the event of any inconsistency between any provision of this Section 11 and any other provision of these By-laws or the Corporation’s other constituent documents, the provisions of this Section 11 are intended to control.

4.18  Change of Method.  AmSouth and Regions shall be empowered, upon their mutual agreement and without additional approval of their respective Boards of Directors, at any time prior to the Effective Time, to change the method or structure of effecting the combination of AmSouth and Regions (including the provisions of Article 1), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Regions Common Stock received by AmSouth stockholders in exchange for each share of AmSouth Common Stock, (ii) adversely affect the Tax treatment of AmSouth’s stockholders or Regions’s stockholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of AmSouth or Regions pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The Parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both Parties in accordance with Section 7.6.

4.19  Restructuring Efforts.  If either Regions or AmSouth shall have failed to obtain the requisite vote or votes of its Holders for the consummation of the transactions contemplated by this Agreement at a duly held meeting of its Holders or at any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither Party shall have any obligation to alter or change the amount or kind of the merger consideration in a manner adverse to such party or its Holders) and/or to resubmit the transaction to their respective Holders for approval.

ARTICLE 5

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

5.1  Conditions to Obligations of Each Party.  The respective obligations of each Party to perform this Agreement and to consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by each Party pursuant to Section 7.6:

(a) Stockholder Approval.   AmSouth shall have obtained the AmSouth Stockholder Approval and Regions shall have obtained the Regions Stockholder Approval.

(b) Regulatory Approvals.   All Regulatory Consents required to consummate the Merger (the “Required Consents”) shall (i) have been obtained or made and be in full force and effect and all waiting periods required by Law shall have expired and (ii) not be subject to any term or condition that would, after the Effective Time, have or be reasonably likely to have, a Material Adverse Effect on Regions (after giving effect to the Merger).

(c) No Orders or Restraints; Illegality.   No Order issued by any Governmental Authority (whether temporary, preliminary, or permanent) preventing the consummation of the Merger shall be in effect and no Law or Order shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits, restrains, or makes illegal the consummation of the Merger.

(d) Registration Statement.   The Registration Statement shall be effective under the 1933 Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding, or investigation by the SEC or any other Governmental Authority to suspend the effectiveness thereof shall have been initiated and be continuing or be threatened.

(e) Listing of Regions Common Stock.  The shares of Regions Common Stock to be issued to the holders of AmSouth Common Stock upon consummation of the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

5.2  Conditions to Obligations of Regions.  The obligations of Regions to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Regions pursuant to Section 7.6:

(a) Representations and Warranties.  The representations and warranties of AmSouth set forth in this Agreement, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date) and Regions shall have received a certificate, dated the Closing Date, signed on behalf of AmSouth by the Chief Executive Officer and Chief Financial Officer of AmSouth to such effect.

(b) Performance of Agreements and Covenants.  AmSouth shall have duly performed and complied with the agreements and covenants required to be performed and complied with by it pursuant to this Agreement prior to the Effective Time in all material respects and Regions shall have received a certificate, dated the Closing Date, signed on behalf of AmSouth by the Chief Executive Officer and Chief Financial Officer of AmSouth to such effect.

(c) Tax Opinion.   Regions shall have received a written opinion from Wachtell, Lipton, Rosen & Katz, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Regions and AmSouth reasonably satisfactory in form and substance to such counsel.

5.3  Conditions to Obligations of AmSouth.  The obligations of AmSouth to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by AmSouth pursuant to Section 7.6:

(a) Representations and Warranties.  The representations and warranties of Regions set forth in this Agreement, after giving effect to Sections 3.1 and 3.2, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made at and as of the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or some other date shall be true and correct as of such date) and AmSouth shall have received a certificate, dated the Closing Date, signed on behalf of Regions by the Chief Executive Officer and Chief Financial Officer of Regions to such effect.

(b) Performance of Agreements and Covenants.  Regions shall have duly performed and complied with the agreements and covenants required to be performed and complied with by it pursuant to this Agreement prior to the Effective Time in all material respects and AmSouth shall have received a certificate, dated the Closing Date, signed on behalf of Regions by the Chief Executive Officer and Chief Financial Officer of Regions to such effect.

(c) Tax Opinion.  AmSouth shall have received a written opinion from Sullivan & Cromwell LLP, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such opinion, such counsel shall be entitled to rely upon representations of officers of Regions and AmSouth reasonably satisfactory in form and substance to such counsel.

ARTICLE 6

TERMINATION

6.1  Termination.  Notwithstanding any other provision of this Agreement, and notwithstanding the AmSouth Stockholder Approval and Regions Stockholder Approval, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) By mutual consent of the Board of Directors of both Parties; or

(b) By the Board of Directors of either Party in the event of a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the other Party, which breach would result in, if occurring or continuing on the Closing Date, the failure of the conditions to the terminating Party’s obligations set forth in Section 5.2 or 5.3, as the case dictates, and which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach; or

(c) By the Board of Directors of either Party in the event that any Required Consent has been denied by final nonappealable action of such authority; or

(d) By the Board of Directors of either Party in the event that the Merger has not been consummated by May 31, 2007 (the “Termination Date”), if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 6.1; or

(e) By the Board of Directors of either Party in the event that (i) the Board of Directors of the other Party has failed to recommend that its stockholders vote in favor of this Agreement or has withdrawn, modified or qualified such recommendation in a manner adverse to the terminating Party, (ii) the other Party has failed to substantially comply with its obligations under Section 4.5 or 4.11, (iii) the other Party negotiates or authorizes the conduct of negotiations (and twenty business days have elapsed without such negotiations being discontinued) with a third party (it being understood and agreed that “negotiate” shall not be deemed to include the request and receipt of information from, any person that submits an Acquisition Proposal or discussions regarding such information for the sole purpose of ascertaining the terms of such Acquisition Proposal) regarding an Acquisition Proposal other than the Merger, or (iv) the Board of Directors of the other Party has recommended or endorsed an Acquisition Proposal; or

(f) By the Board of Directors of either Party, if it determines in good faith by a majority vote that the other Party has substantially engaged in bad faith in breach of its obligations under Section 4.19 of this Agreement.

6.2  Effect of Termination.  In the event of the termination and abandonment of this Agreement pursuant to Section 6.1, this Agreement shall become void and have no effect, and none of Regions, AmSouth, any of their respective Subsidiaries, or any of the officers or directors of any of them, shall have any Liability of any nature whatsoever hereunder or in conjunction with the transactions contemplated hereby, except that (a) the provisions of Sections 3.3(q) and 4.9(b), this Section 6.2, and Article 7 shall survive any such termination and abandonment, and (b) a termination of this Agreement shall not relieve a breaching Party from Liability for any uncured willful breach of a representation, warranty, covenant, or agreement of such Party contained in this Agreement. Notwithstanding the foregoing, in the event of any termination of this Agreement, each of the Option Agreements shall remain in full force and effect to the extent provided therein.

ARTICLE 7

MISCELLANEOUS

7.1  Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“1933 Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“1934 Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a Party and its Subsidiaries or 25% or more of any class of equity or voting securities of a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of the Party.

“Affiliate” of a Person shall mean any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person.

“AmSouth Restated Charter” shall mean the Restated Certificate of Incorporation of AmSouth in effect as of the date of this Agreement and as amended from time to time thereafter.

“AmSouth Capital Stock” shall mean the AmSouth Common Stock and the AmSouth Preferred Stock.

“AmSouth Common Stock” shall mean the $1.00 par value per share common stock of AmSouth, together with the AmSouth Shareholder Rights attached thereto pursuant to the AmSouth Rights Plan.

“AmSouth Preferred Stock” shall mean the preferred stock, no par value, of AmSouth.

“AmSouth Rights Plan” shall mean that certain Stockholder Protection Rights Agreement, dated as of December 18, 1997, between AmSouth Bancorporation and AmSouth Bank, as Rights Agent.

“AmSouth Stockholder Rights” shall mean the preferred stock purchase rights issued pursuant to the AmSouth Rights Plan.

“Bank Secrecy Act” shall mean the Bank Secrecy Act of 1970, as amended, and any rules or regulations promulgated thereunder.

“BHC Act” shall mean the federal Bank Holding Company Act of 1956, as amended.

“Compensation and Benefit Plan” shall mean any pension, retirement, profit-sharing, deferred compensation, stock option, employee stock ownership, severance pay, vacation, bonus, or other incentive plan, any other employee program or agreement, any medical, vision, dental, or other written health plan, any life insurance plan, and any other employee benefit plan or fringe benefit plan, including any “employee benefit plan” (as that term is defined in Section 3(3) of ERISA), maintained by, sponsored in whole or in part by, or contributed to by a Party for the benefit of its and its Subsidiaries’ employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries and under which such employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate and, except for the purposes of Section 4.15, any employment, severance, termination, consulting or retirement Contract with its or its Subsidiaries’ current or former employees.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated May 18, 2006, by and between Regions and AmSouth.

“Consent” shall mean any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” shall mean any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, understanding, or undertaking of any kind or character to which any Person is a party or that is binding on any Person or its capital stock, assets, or business.

“Default” shall mean (i) any breach or violation of or default under any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Law, Order, or Permit.

“DGCL” shall mean the Delaware General Corporation Law, as amended.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) and which are administered, interpreted, or enforced by the United States Environmental Protection Agency and state and local agencies with jurisdiction over, and including common Law in respect of, pollution or protection of the environment, including CERCLA, the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901, et seq., and any other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Plan” shall mean any Compensation and Benefit Plan which is an “employee welfare benefit plan,” as that term is defined in Section 3(l) of ERISA, or an “employee pension benefit plan,” as that term is defined in Section 3(2) of ERISA.

“Evaluation Material” shall have the meaning set forth in the Confidentiality Agreement.

“Exchange Agent” shall mean an exchange agent mutually agreed upon by Regions and AmSouth, which may be an Affiliate of Regions or AmSouth.

“Exhibits” 1 through 4, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Facilities” shall mean all buildings and improvements on the Property of any Person and any of its Subsidiaries.

“Financial Statements” shall mean (i) the consolidated statements of condition or balance sheets (including related notes and schedules, if any) of a Party included in any SEC Report filed by a Party, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in any SEC Report filed by a Party, and (ii) the consolidated statements of condition or balance sheets of a Party (including related notes and schedules, if any), and related statement of income, change in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in its SEC Reports.

“GAAP” shall mean United States generally accepted accounting principles, consistently applied during the periods involved.

“Governmental Authority” shall mean each Regulatory Authority and any other domestic or foreign court, administrative agency, commission or other governmental authority or instrumentality (including the staff thereof), or any industry self-regulatory authority (including the staff thereof).

“Hazardous Material” shall mean (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws), and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products that are or become regulated under any applicable local, state, or federal Law (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of governmental authorities, black mold and any polychlorinated biphenyls).

“HSR Act” shall mean Section 7A of the Clayton Act, as added by Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Intellectual Property” shall mean all patents, trademarks, trade names, service marks, domain names, database rights, copyrights, and any applications therefor, mask works, technology, know-how, Trade Secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material and all other intellectual property or proprietary rights.

“Internal Revenue Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Joint Proxy Statement/Prospectus” shall mean the joint proxy statement and prospectus and other proxy solicitation materials of Regions and AmSouth constituting a part of the Registration Statement.

“Law” shall mean any code, law (including common law), ordinance, regulation, rule, or statute applicable to a Person or its assets, Liabilities, or business, including those promulgated, interpreted, or enforced by any Governmental Authority.

“Liability” shall mean any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost, or expense (including costs of investigation, collection, and defense), claim, deficiency, or guaranty of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” shall mean any mortgage, pledge, reservation, restriction (other than a restriction on transfers arising under the Securities Laws), security interest, lien, or encumbrance of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for property Taxes not yet due and payable and (ii) in the case of depository institution Subsidiaries of a Party, pledges to secure deposits.

“Litigation” shall mean any action, arbitration, cause of action, claim, complaint, criminal prosecution, demand letter, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding, suit or notice (written or oral) by any Person alleging potential Liability, but shall not include regular, periodic examinations by Regulatory Authorities.

“NASD” shall mean the National Association of Securities Dealers, Inc.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Order” shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local, or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Governmental Authority.

“Organizational Documents” shall mean the articles of incorporation, certificate of incorporation, charter, by-laws or other similar governing instruments, in each case as amended as of the date specified, of any Person, including the AmSouth Restated Charter and the Regions Restated Certificate of Incorporation.

“Outstanding” shall mean, with respect to shares of capital stock of a Party, shares of such capital stock that are issued and outstanding at a particular time.

“Party” shall mean either Regions or AmSouth, and “Parties” shall mean both Regions and AmSouth.

“Patriot Act” means the USA Patriot Act of 2001, as amended, and any rules or regulations promulgated thereunder.

“Pension Plan” shall mean any ERISA Plan which is also subject to Section 412 of the Internal Revenue Code or Section 302 of ERISA.

“Permit” shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, order or permit from Governmental Authorities that are required for the operation of a Party’s respective businesses.

“Permitted Issuances” shall mean (a) in the case of Regions, (i) issuances of Regions Common Stock upon exercise of Rights outstanding as of the date hereof issued under the Regions Stock Plans, and (ii) issuances of Regions Common Stock pursuant to the Regions DRIP to the extent permitted hereunder; and (b) in the case of AmSouth, (i) issuances of AmSouth Common Stock upon exercise of Rights outstanding as of the date hereof issued under the AmSouth Stock Plans, and (ii) issuances of AmSouth Common Stock pursuant to the AmSouth DRIP to the extent permitted hereunder.

“Permitted Repurchases” shall mean (a) in the case of Regions, repurchases of Regions Capital Stock in accordance with any stock repurchase program announced prior to the date of this Agreement by Regions, or any extension or renewal of such program, in accordance with Rule 10b-18 promulgated by the SEC and Regulation M promulgated by the SEC and (b) in the case of AmSouth, repurchases of AmSouth Capital Stock in accordance with any stock repurchase program announced prior to the date of this Agreement by AmSouth, or any extension or renewal of such program, in accordance with Rule 10b-18 promulgated by the SEC and Regulation M promulgated by the SEC.

“Person” shall mean a natural person or any legal, commercial, or governmental entity, including, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Property” shall mean all real property leased or owned by any Person and its Subsidiaries, either currently or in the past.

“Regions Bylaws” shall mean the By-Laws of Regions in effect as of the date of this Agreement and amended from time to time thereafter.

“Regions Capital Stock” shall mean Regions Common Stock and Regions Preferred Stock.

“Regions Common Stock” shall mean the $0.01 par value per share common stock of Regions.

“Regions Preferred Stock” shall mean the $1.00 par value per share preferred stock of Regions.

“Regions Restated Certificate of Incorporation” shall mean the amended and restated certificate of incorporation of Regions in effect as of the date of this Agreement and amended from time to time thereafter.

“Regions Stock Plan” shall mean any equity compensation plan of Regions.

“Registration Statement” shall mean the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, filed with the SEC by Regions under the 1933 Act with respect to the shares of Regions Common Stock to be issued to the stockholders of AmSouth in connection with the transactions contemplated by this Agreement.

“Regulatory Authorities” shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, the Internal Revenue Service, the PBGC, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, the NASD, the NYSE, and the SEC (including, in each case, the staff thereof).

“Representative” shall mean any investment banker, financial advisor, attorney, accountant, consultant, agent or other representative of a Person.

“Rights” shall mean, with respect to any Person, securities, or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any options, calls, restricted stock, deferred stock awards, stock units, phantom awards, dividend equivalents, or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person, and shall include the Regions Stock Options, Regions Stock-Based Awards, AmSouth Stock Options and AmSouth Stock-Based Awards, but shall not include the AmSouth Shareholder Rights.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall mean all forms, proxy statements, registration statements, offering circulars, information statements, reports, schedules, and other documents filed, or required to be filed, by a Party or any of its Subsidiaries with the SEC.

“Securities Laws” shall mean the 1933 Act, the 1934 Act, the Company Act, the Investment Advisers Act, the Trust Indenture Act of 1939, each as amended, state securities and “Blue Sky” Laws, including in each case the rules and regulations of any Governmental Authority promulgated thereunder.

“Subsidiary” or “Subsidiaries” shall have the meaning assigned in Rule 1-02(x) of Regulation S-X of the SEC; provided that there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

“Tax” or “Taxes” shall mean (i) any and all federal, state, local, and foreign taxes, levies, imposts, duties, or other like assessments, including income, gross receipts, excise, employment, sales, use, transfer, license, payroll, franchise, severance, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any related interest and penalties, or additions thereto, and (ii) any liability for any items described in clause (i) above under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a successor or transferee, by contract or otherwise.

“Tax Return” shall mean any report, return, information return, or other information (including any amendments, schedules or attachments thereto) required to be supplied to a Taxing authority in connection with Taxes, including any return of an Affiliated or combined or unitary group that includes a Party or its Subsidiaries.

“Taxable Period” shall mean any period prescribed by any governmental authority, including the United States or any state, local, or foreign government or subdivision or agency thereof for which a Tax Return is required to be filed or Tax is required to be paid.

“Technology Systems” shall mean the electronic data processing, information, record keeping, communications, telecommunications, hardware, third party software, networks, peripherals, portfolio trading and computer systems, including any outsourced systems and processes, and Intellectual Property which are used by Person and its Subsidiaries.

“Trade Secrets” means all trade secrets and confidential information and know-how, including without limitation processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists.

(b) The terms set forth below shall have the meanings ascribed thereto in the referenced sections:

Agreement	Preamble
Available AmSouth Stock Plan Shares	Section 1.6(d)
AmSouth	Preamble
AmSouth Continuing Employees	Section 4.15(a)(i)
AmSouth DRIP	Section 1.6(f)
AmSouth Insiders	Section 4.13
AmSouth Option Agreement	Recitals
AmSouth Stockholder Approval	Section 3.3(b)(i)(A)
AmSouth Stock Option	Section 1.6(a)
AmSouth Stock Plan	Section 1.6(a)
AmSouth Stock-Based Award	Section 1.6(b)
CERCLA	Section 3.3(h)
Closing	Section 1.2
Closing Date	Section 1.2
Covered Parties	Section 4.16(b)
Delaware Secretary	Section 1.3
Disclosure Letter	Section 3.1
Effective Time	Section 1.3
ERISA Affiliate	Section 3.3(k)(v)
Exchange Fund	Section 2.1(a)
Exchange Ratio	Section 1.4(a)
FDIC	Section 3.3(i)(iii)(D)
Holder	Section 2.1(b)
Indemnified Parties	Section 4.16(a)
Material Contract	Section 3.3(l)(i)(E)
Material Adverse Effect	Section 3.2(b)
Maximum Amount	Section 4.16(c)
Merger	Section 1.1
New Certificates	Section 2.1(a)
Old AmSouth Certificates	Section 1.4(b)
Option Agreements	Recitals
PBGC	Section 3.3(b)(iv)
PCBs	Section 3.3(h)(vi)
Regulatory Consents	Section 4.7(b)
Regions	Preamble
Regions DRIP	Section 3.3(c)(ii)
Regions Option Agreement	Recitals
Regions Stockholder Approval	Section 3.3(b)(i)(B)
Required Consents	Section 5.1(b)
SEC Reports	Section 3.3(d)(i)
Surviving Corporation	Section 1.1
Takeover Laws	Section 3.3(p)
Termination Date	Section 6.1(d)

(c) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof” or “hereunder,” and similar terms are to be deemed to refer to this Agreement as a whole and not to any specific section.

7.2  Non-Survival of Representations and Covenants.  Except for Article 1, and Article 2, Sections 4.4(c), 4.9(b), 4.16 and 4.17, and this Article 7, the respective representations, warranties, obligations, covenants, and agreements of the Parties shall be deemed only to be conditions of the Merger and shall not survive the Effective Time.

7.3  Expenses.

(a) Except as otherwise provided in this Section 7.3, each of the Parties shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration, and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that the Parties shall each bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Joint Proxy Statement/Prospectus and one half of the printing costs incurred in connection with the printing of the Registration Statement and the Joint Proxy Statement/Prospectus.

(b) Nothing contained in this Section 7.3 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the non-breaching Party.

7.4  Entire Agreement.   Except as otherwise expressly provided herein, this Agreement (including the Disclosure Letters and Exhibits), together with the Option Agreements, constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral, other than the Confidentiality Agreement, which shall remain in effect. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors or assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement except as provided in Sections 4.16 and 4.17.

7.5  Amendments.  Before the Effective Time, this Agreement may be amended by a subsequent writing signed by each of the Parties, whether before or after the AmSouth Stockholder Approval or Regions Stockholder Approval has been obtained, except to the extent that any such amendment would violate applicable Law or would require the approval of the stockholders of AmSouth or stockholders of Regions, unless such required approval is obtained.

7.6  Waivers.

(a) Prior to or at the Effective Time, either Party shall have the right to waive any Default in the performance of any term of this Agreement by the other Party, to waive or extend the time for the compliance or fulfillment by the other Party of any and all of such other Party’s obligations under this Agreement, and to waive any or all of the conditions precedent to its obligations under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No waiver by a Party shall be effective unless in writing signed by a duly authorized officer of such Party.

(b) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

7.7  Assignment.  Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party (whether by operation of Law or otherwise) without the prior written consent of each other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

7.8  Notices.  All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the Persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

AmSouth:	AmSouth Bancorporation 1900 Fifth Avenue North Birmingham, AL 35203 Telecopy Number: (205) 264-0870 Attention: C. Dowd Ritter Chief Executive Officer

Copy to Counsel:	Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 Telecopy Number: (212) 558-3588 Attention: H. Rodgin Cohen, Esq. Mitchell S. Eitel, Esq.

Regions:	Regions Financial Corporation 417 North 20th Street Birmingham, AL 35203 Attention: Jackson W. Moore Chief Executive Officer

Copy to Counsel:	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 Telecopy Number: (212) 403-2000 Attention: Edward D. Herlihy, Esq. Lawrence S. Makow, Esq.

7.9  Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to any applicable principles of conflicts of Laws.

7.10  Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument, and which counterparts may be delivered by facsimile.

7.11  Captions.  The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

7.12  Interpretations.  Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties. Nothing contained herein shall require any Party or person to take any action of any type in violation of applicable law.

7.13  Severability.  If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the Parties. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

7.14  Waiver of Jury Trial.  Each Party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each Party hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any Litigation, directly or indirectly, arising out of, or relating to, this Agreement, or the transactions contemplated by this Agreement. Each Party certifies and acknowledges that (a) no representative, agent or attorney of the other Party has represented, expressly or otherwise, that such other Party would not, in the event of Litigation, seek to enforce the foregoing waiver, (b) each Party understands and has considered the implications of this waiver, (c) each Party makes this waiver voluntarily, and (d) each Party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 7.14.

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered on its behalf by its duly authorized officers as of the day and year first above written.

REGIONS FINANCIAL CORPORATION

By:	/s/ Jackson W. Moore
Name: Jackson W. Moore

Title:	Chairman, President and Chief Executive Officer

AMSOUTH BANCORPORATION

By:	/s/ C. Dowd Ritter
Name: C. Dowd Ritter

Title:	Chairman, President and Chief Executive Officer

[signature page to Merger Agreement]

ANNEX B
EXECUTION COPY

THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO
CERTAIN PROVISIONS CONTAINED HEREIN AND TO
RESALE RESTRICTIONS UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

STOCK OPTION AGREEMENT (this “Agreement”), dated May 24, 2006, between AmSouth Bancorporation, a Delaware corporation (“Issuer”), and Regions Financial Corporation, a Delaware corporation (“Grantee”).

W I T N E S S E T H:

WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which agreement has been executed and delivered by the parties hereto simultaneously with this Agreement;

WHEREAS, as a condition to Grantee’s entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined); and

WHEREAS, in connection with entering into the Merger Agreement, the Grantee has issued the Issuer an option (the “Reciprocal Option”) pursuant to a Stock Option Agreement in the form attached to the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

1.  (a)  Issuer hereby grants to Grantee an unconditional, irrevocable option (the “Option”) to purchase, subject to the terms hereof, up to 69,027,842 fully paid and nonassessable shares of Issuer’s Common Stock, par value $1.00 per share (“Common Stock”), at a price of the lesser (i) $28.90 per share and (ii) the closing sale price of the Common Stock on the NYSE Composite Transaction Tape on the trading day immediately preceding the exercise date as reported by The Wall Street Journal or, if not reported therein, in another authoritative source (the “Option Price”); provided, however, that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.9% of the Issuer’s issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth. If Issuer adopts a shareholder protection rights plan or similar agreement, Issuer shall make proper provision so that each share of Common Stock issued upon exercise of the Option shall be accompanied by the applicable number of rights under such agreement.

(b)  In the event that any additional shares of Common Stock are either (i) issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of this Agreement, the number of shares of Common Stock subject to the Option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

2.  (a)  The Holder (as hereinafter defined) may exercise the Option, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (g) of this Section 2) within 180 days following such Subsequent Triggering Event.

(b) Each of the following shall be an “Exercise Termination Event”: (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof (other than a termination by Grantee pursuant to Section 6.1(e) or pursuant to Section 6.1(b) (unless the breach by Issuer giving rise to such right of termination pursuant to Section 6.1(b) is non-volitional)) if such termination occurs prior to the occurrence of an Initial Triggering Event; and (iii) the passage of 18 months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Grantee pursuant to Section 6.1(e) or pursuant to Section 6.1(b) (unless the breach by Issuer giving rise to such right of termination pursuant to Section 6.1(b) is non-volitional) of the Merger Agreement.

(c) The term “Holder” shall mean the holder or holders of the Option.

(d) The term “Initial Triggering Event” shall mean any of the following events or transactions occurring on or after the date hereof:

(i) Issuer or any of its Subsidiaries (each an “Issuer Subsidiary”), without having received Grantee’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a “Grantee Subsidiary”) or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or a Subsidiary of Grantee. For purposes of this Agreement, “Acquisition Transaction” shall mean (w) a merger, consolidation or share exchange, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) of Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction that is not entered into in violation of the terms of the Merger Agreement and involves only the Issuer and one or more of its wholly-owned Subsidiaries or only any two or more of such wholly-owned Subsidiaries, be deemed to be an Acquisition Transaction;

(ii) Issuer or any Issuer Subsidiary, without having received Grantee’s prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Grantee, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement;

(iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

(iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its stockholders that is public or becomes the subject of public disclosure to engage in an Acquisition Transaction;

(v) After the receipt by Issuer or its stockholders of any bona fide inquiry or proposal (or the bona fide indication of any intention to propose) from a third party to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or

(vi) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal

Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

(e) The term “Subsequent Triggering Event” shall mean either of the following events or transactions occurring on or after the date hereof:

(i)  The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

(ii) The occurrence of the Initial Triggering Event described in paragraph (i) of subsection (d) of this Section 2, except that the percentage referred to in clause (y) shall be 20%.

(f) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has knowledge, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

(g) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the “Notice Date”) specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the “Closing Date”); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall as soon as reasonably practicable file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

(h) At the closing referred to in subsection (g) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

(i) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (h) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

(j) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

“The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.”

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the “1933 Act”), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

(k) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (g) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

3.  Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. § 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the “BHCA”), or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the Federal Reserve Board or to any state or other regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such other regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

4.  This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms “Agreement” and “Option” as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

5.  In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock that would cause an adjustment to the number of shares of Regions Common Stock that each share of AmSouth Common Stock shall represent the right to receive upon conversion under the terms of the Merger Agreement, or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer’s obligations hereunder.

6.  Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 180 days of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933

Act covering this Option and any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any shares of Common Stock issued upon total or partial exercise of this Option (“Option Shares”) in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer’s attorneys’ fees, printing costs and filing fees, except for the fees and disbursements of Grantee’s counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder’s Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

7.  (a) In the event of a Repurchase Event (as defined below), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Option from the Holder immediately prior to the Repurchase Event (or, as requested by the Holder, after the Repurchase Event) at a price (the “Option Repurchase Price”) equal to the product of the number of shares for which this Option may then be exercised multiplied by the amount by which (A) the Market/Offer Price (as defined below) exceeds (B) the Option Price, and (ii) at the request of the owner of Option Shares from time to time (the “Owner”), delivered prior to an Exercise Termination Event and within 90 days of the occurrence of a Repurchase Event, Issuer (or any successor thereto) shall repurchase immediately prior to the Repurchase Event (or, as requested by the Owner, after the Repurchase Event) such number of the Option Shares from the Owner as the Owner shall designate at a price (the “Option Share Repurchase Price”) equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term “Market/Offer Price” shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, and (iv) in the event of a sale of Issuer’s assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

(b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. Within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof, if any, that Issuer is not then prohibited under applicable law and regulation from so delivering.

(c) To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

(d) For purposes of this Section 7, a “Repurchase Event” shall be deemed to have occurred (i) upon the consummation of an Acquisition Transaction with respect to Issuer (and not solely involving Issuer and/or one or more subsidiaries of Issuer) (except that the percentage referred to in clause (y) of the definition thereof shall be 50%) or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock.

8.  (a) In the event that, prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the “Substitute Option”), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

(b) The following terms have the meanings indicated:

(A) “Acquiring Corporation” shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer’s assets.

(B) “Substitute Common Stock” shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

(C) “Assigned Value” shall mean the Market/Offer Price, as defined in Section 7.

(D) “Average Price” shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

(c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

(d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

(e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the “Substitute Option Issuer”) shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Acquiring Corporation.

(f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

9.  (a) At the request of the holder of the Substitute Option (the “Substitute Option Holder”), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the “Substitute Option Repurchase Price”) equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the “Substitute Share Owner”) of shares of Substitute Common Stock (the “Substitute Shares”), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the “Substitute Share Repurchase Price”) equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term “Highest Closing Price” shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

(b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or, in either case, the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

(c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer following a request for repurchase pursuant to this Section 9 shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to obtain all required regulatory and legal approvals, in each case as promptly as practicable, in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Common Stock it is then so prohibited from repurchasing.

10.  The 90-day or 180-day periods for exercise of certain rights under Sections 2, 6, 7 and 13 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise; and (3) when there exists an Order that prohibits or delays exercise of such right.

11.  Issuer hereby represents and warrants to Grantee as follows:

(a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

(b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

(c) The Board of Directors of Issuer has unanimously approved this Agreement and the transactions contemplated hereby (including by reserving shares for issuance of shares of Common Stock on exercise of the

Option) and taken any other action as required to render inapplicable to such agreement and transactions Section 203 of the Delaware General Corporation Law and, to the knowledge of Issuer, any similar Takeover Statutes.

12.  Grantee hereby represents and warrants to Issuer that:

(a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

(b) The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

13.  Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 180 days following such Subsequent Triggering Event; provided, however, that until the date 15 days following the date on which the Federal Reserve Board approves an application by Grantee or its transferee under the BHCA to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g.  , a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee’s behalf, or (iv) any other manner approved by the Federal Reserve Board.

14.  Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York Stock Exchange upon official notice of issuance and applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

15.  (a) Grantee may, at any time during which Issuer would be required to repurchase the Option or any Option Shares pursuant to Section 7 upon proper request or notice, surrender the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price (as defined below); provided, however, that Grantee may not exercise its rights pursuant to this Section 15 if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The “Surrender Price” shall be equal to (i) $343,962,190, plus (ii) if applicable, the aggregate purchase price previously paid pursuant hereto by Grantee with respect to any Option Shares, minus (iii) if applicable, the sum of (A) the excess of (1) the net cash amounts, if any, received by Grantee pursuant to the arms’ length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any party not affiliated with Grantee, over (2) the aggregate purchase price previously paid pursuant hereto by Grantee with respect to such Option Shares and (B) the net cash amounts, if any, received by Grantee pursuant to an arms’ length sale of a portion of the Option to any party not affiliated with Grantee.

(b) Grantee may exercise its right to surrender the Option and any Option Shares pursuant to this Section 15 by surrendering to Issuer, at its principal office, this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to surrender the Option and Option Shares, if any, in accordance with the provisions of this Section 15 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

(c) To the extent that Issuer is prohibited under applicable law or regulation from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that Issuer is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited, provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 15 is prohibited under applicable law or regulation from paying to Grantee the Surrender Price in full (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 15(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 15).

(d) Grantee shall have rights substantially identical to those set forth in paragraphs (a), (b) and (c) of this Section 15 with respect to the Substitute Option and the Substitute Option Issuer during any period in which the Substitute Option Issuer would be required to repurchase the Substitute Option pursuant to Section 9.

16.  (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee’s Total Profit (as hereinafter defined) exceed $393,099,645 and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (iii) pay cash to Issuer, or (iv) any combination thereof, so that Grantee’s actually realized Total Profit shall not exceed $393,099,645 after taking into account the foregoing actions.

(b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) of more than $393,099,645; provided that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any date subsequent to such initial date of exercise.

(c) As used herein, the term “Total Profit” shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuer’s repurchase of the Option (or any portion thereof) pursuant to Section 7, (ii) (x) the amount received by Grantee pursuant to Issuer’s repurchase of Option Shares pursuant to Section 7, less (y) the Grantee’s purchase price for such Option Shares, (iii) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee’s purchase price of such Option Shares, (iv) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party, and (v) any amount equivalent to the foregoing with respect to the Substitute Option.

(d) As used herein, the term “Notional Total Profit” with respect to any number of shares as to which Grantee may propose to exercise this Option shall be the Total Profit determined as of the date of such proposed exercise assuming that this Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

17.  The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

18.  If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

19.  All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

20.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law principles (except to the extent that mandatory provisions of federal or state law apply).

21.  This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

22.  Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

23.  Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

24.  Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

AMSOUTH BANCORPORATION
(Issuer)

By:	/s/ C. Dowd Ritter
Name: C. Dowd Ritter

Title:	Chairman, President and
Chief Executive Officer

REGIONS FINANCIAL CORPORATION
(Grantee)

By:	/s/ Jackson W. Moore
Name: Jackson W. Moore

Title:	Chairman, President and
Chief Executive Officer

Signature Page to AmSouth Stock Option Agreement

ANNEX C

EXECUTION COPY

THE TRANSFER OF THIS AGREEMENT IS SUBJECT TO
CERTAIN PROVISIONS CONTAINED HEREIN AND TO
RESALE RESTRICTIONS UNDER THE
SECURITIES ACT OF 1933, AS AMENDED

STOCK OPTION AGREEMENT (this “Agreement”), dated May 24, 2006, between Regions Financial Corporation, a Delaware corporation (“Issuer”), and AmSouth Bancorporation, a Delaware corporation (“Grantee”).

W I T N E S S E T H:

WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which agreement has been executed and delivered by the parties hereto simultaneously with this Agreement;

WHEREAS, as a condition to Grantee’s entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined); and

WHEREAS, in connection with entering into the Merger Agreement, the Grantee has issued the Issuer an option (the “Reciprocal Option”) pursuant to a Stock Option Agreement in the form attached to the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

1.  (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the “Option”) to purchase, subject to the terms hereof, up to 90,767,194 fully paid and nonassessable shares of Issuer’s Common Stock, par value $0.01 per share (“Common Stock”), at a price of the lesser (i) $35.53 per share and (ii) the closing sale price of the Common Stock on the NYSE Composite Transaction Tape on the trading day immediately preceding the exercise date as reported by The Wall Street Journal or, if not reported therein, in another authoritative source (the “Option Price”); provided, however, that in no event shall the number of shares of Common Stock for which this Option is exercisable exceed 19.9% of the Issuer’s issued and outstanding shares of Common Stock without giving effect to any shares subject to or issued pursuant to the Option. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth. If Issuer adopts a shareholder protection rights plan or similar agreement, Issuer shall make proper provision so that each share of Common Stock issued upon exercise of the Option shall be accompanied by the applicable number of rights under such agreement.

(b) In the event that any additional shares of Common Stock are either (i) issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of this Agreement, the number of shares of Common Stock subject to the Option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section 1(b) or elsewhere in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

2.  (a)  The Holder (as hereinafter defined) may exercise the Option, in whole or part, and from time to time, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), provided that the Holder shall have sent the written notice of such exercise (as provided in subsection (g) of this Section 2) within 180 days following such Subsequent Triggering Event.

(b) Each of the following shall be an “Exercise Termination Event”: (i) the Effective Time (as defined in the Merger Agreement) of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof (other than a termination by Grantee pursuant to Section 6.1(e) or pursuant to Section 6.1(b) (unless the breach by Issuer giving rise to such right of termination pursuant to Section 6.1(b) is non-volitional)) if such termination occurs prior to the occurrence of an Initial Triggering Event; and (iii) the passage of 18 months after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a termination by Grantee pursuant to Section 6.1(e) or pursuant to Section 6.1(b) (unless the breach by Issuer giving rise to such right of termination pursuant to Section 6.1(b) is non-volitional) of the Merger Agreement.

(c) The term “Holder” shall mean the holder or holders of the Option.

(d) The term “Initial Triggering Event” shall mean any of the following events or transactions occurring on or after the date hereof:

(i) Issuer or any of its Subsidiaries (each an “Issuer Subsidiary”), without having received Grantee’s prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term “person” for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a “Grantee Subsidiary”) or the Board of Directors of Issuer shall have recommended that the stockholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or a Subsidiary of Grantee. For purposes of this Agreement, “Acquisition Transaction” shall mean (w) a merger, consolidation or share exchange, or any similar transaction, involving Issuer or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”)) of Issuer, (x) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Issuer or any Significant Subsidiary of Issuer, (y) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer, or (z) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction that is not entered into in violation of the terms of the Merger Agreement and involves only the Issuer and one or more of its wholly-owned Subsidiaries or only any two or more of such wholly-owned Subsidiaries, be deemed to be an Acquisition Transaction;

(ii) Issuer or any Issuer Subsidiary, without having received Grantee’s prior written consent, shall have authorized, recommended, proposed or publicly announced its intention to authorize, recommend or propose, to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary, or the Board of Directors of Issuer shall have publicly withdrawn or modified, or publicly announced its intention to withdraw or modify, in any manner adverse to Grantee, its recommendation that the stockholders of Issuer approve the transactions contemplated by the Merger Agreement;

(iii) Any person other than Grantee, any Grantee Subsidiary or any Issuer Subsidiary acting in a fiduciary capacity in the ordinary course of its business shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Common Stock (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

(iv) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its stockholders that is public or becomes the subject of public disclosure to engage in an Acquisition Transaction;

(v) After the receipt by Issuer or its stockholders of any bona fide inquiry or proposal (or the bona fide indication of any intention to propose) from a third party to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach (x) would entitle Grantee to terminate the Merger Agreement and (y) shall not have been cured prior to the Notice Date (as defined below); or

(vi) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board, or other federal or state bank regulatory authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

(e) The term “Subsequent Triggering Event” shall mean either of the following events or transactions occurring on or after the date hereof:

(i) The acquisition by any person of beneficial ownership of 20% or more of the then outstanding Common Stock; or

(ii) The occurrence of the Initial Triggering Event described in paragraph (i) of subsection (d) of this Section 2, except that the percentage referred to in clause (y) shall be 20%.

(f) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event of which it has knowledge, it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

(g) In the event the Holder is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the “Notice Date”) specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the “Closing Date”); provided that if prior notification to or approval of the Federal Reserve Board or any other regulatory agency is required in connection with such purchase, the Holder shall as soon as reasonably practicable file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

(h) At the closing referred to in subsection (g) of this Section 2, the Holder shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude the Holder from exercising the Option.

(i) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (h) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder, and the Holder shall deliver to Issuer this Agreement and a letter agreeing that the Holder will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

(j) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

“The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor.”

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the “1933 Act”), in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

(k) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (g) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

3.  Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including (x) complying with all premerger notification, reporting and waiting period requirements specified in 15 U.S.C. § 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the “BHCA”), or the Change in Bank Control Act of 1978, as amended, or any state banking law, prior approval of or notice to the Federal Reserve Board or to any state or other regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such other regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

4.  This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms “Agreement” and “Option” as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

5.  In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in, or distributions in respect of, the Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of the Common Stock that would cause an adjustment to the number of shares of Regions Common Stock that each share of AmSouth Common Stock shall represent the right to receive upon conversion under the terms of the Merger Agreement, or the like, the type and number of shares of Common Stock purchasable upon exercise hereof and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided hereunder and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of the Issuer’s obligations hereunder.

6.  Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within 180 days of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the 1933

Act covering this Option and any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of this Option and any shares of Common Stock issued upon total or partial exercise of this Option (“Option Shares”) in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer’s attorneys’ fees, printing costs and filing fees, except for the fees and disbursements of Grantee’s counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of the Option or Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Holder’s Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 25% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and provided further, however, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in secondary offering underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall Issuer be obligated to effect more than two registrations pursuant to this Section 6 by reason of the fact that there shall be more than one Grantee as a result of any assignment or division of this Agreement.

7.  (a) In the event of a Repurchase Event (as defined below), (i) following a request of the Holder, delivered prior to an Exercise Termination Event, Issuer (or any successor thereto) shall repurchase the Option from the Holder immediately prior to the Repurchase Event (or, as requested by the Holder, after the Repurchase Event) at a price (the “Option Repurchase Price”) equal to the product of the number of shares for which this Option may then be exercised multiplied by the amount by which (A) the Market/Offer Price (as defined below) exceeds (B) the Option Price, and (ii) at the request of the owner of Option Shares from time to time (the “Owner”), delivered prior to an Exercise Termination Event and within 90 days of the occurrence of a Repurchase Event, Issuer (or any successor thereto) shall repurchase immediately prior to the Repurchase Event (or, as requested by the Owner, after the Repurchase Event) such number of the Option Shares from the Owner as the Owner shall designate at a price (the “Option Share Repurchase Price”) equal to the Market/Offer Price multiplied by the number of Option Shares so designated. The term “Market/Offer Price” shall mean the highest of (i) the price per share of Common Stock at which a tender offer or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, and (iv) in the event of a sale of Issuer’s assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the Market/Offer Price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to the Issuer.

(b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this Section 7 by surrendering for such purpose to Issuer, at its principal office, this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. Within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof, if any, that Issuer is not then prohibited under applicable law and regulation from so delivering.

(c) To the extent that Issuer is prohibited under applicable law or regulation from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices, in each case as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option or the Option Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Stock Option Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Stock Option Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing.

(d) For purposes of this Section 7, a “Repurchase Event” shall be deemed to have occurred (i) upon the consummation of an Acquisition Transaction with respect to Issuer (and not solely involving Issuer and/or one or more subsidiaries of Issuer) (except that the percentage referred to in clause (y) of the definition thereof shall be 50%) or (ii) upon the acquisition by any person of beneficial ownership of 50% or more of the then outstanding shares of Common Stock.

8.  (a) In the event that, prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or one of its Subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its Subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding voting shares and voting share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its Subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the “Substitute Option”), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

(b) The following terms have the meanings indicated:

(A) “Acquiring Corporation” shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or substantially all of Issuer’s assets.

(B) “Substitute Common Stock” shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

(C) “Assigned Value” shall mean the Market/Offer Price, as defined in Section 7.

(D) “Average Price” shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

(c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement, which shall be applicable to the Substitute Option.

(d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

(e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the ”Substitute Option Issuer”) shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to the Acquiring Corporation.

(f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

9.  (a) At the request of the holder of the Substitute Option (the “Substitute Option Holder”), the Substitute Option Issuer shall repurchase the Substitute Option from the Substitute Option Holder at a price (the “Substitute Option Repurchase Price”) equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the “Substitute Share Owner”) of shares of Substitute Common Stock (the “Substitute Shares”), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the “Substitute Share Repurchase Price”) equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term “Highest Closing Price” shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

(b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective right to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this Section 9. As promptly as practicable, and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or, in either case, the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

(c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer following a request for repurchase pursuant to this Section 9 shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five business days after the date on which the Substitute Option Issuer is no longer so prohibited; provided, however, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to obtain all required regulatory and legal approvals, in each case as promptly as practicable, in order to accomplish such repurchase), the Substitute Option Holder or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of the prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, or (B) to the Substitute Share Owner, a certificate for the Substitute Common Stock it is then so prohibited from repurchasing.

10.  The 90-day or 180-day periods for exercise of certain rights under Sections 2, 6, 7 and 13 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights and for the expiration of all statutory waiting periods; (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise; and (3) when there exists an Order that prohibits or delays exercise of such right.

11.  Issuer hereby represents and warrants to Grantee as follows:

(a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

(b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

(c) The Board of Directors of Issuer has unanimously approved this Agreement and the transactions contemplated hereby (including by reserving shares for issuance of shares of Common Stock on exercise of the

Option) and taken any other action as required to render inapplicable to such agreement and transactions Section 203 of the Delaware General Corporation Law and, to the knowledge of Issuer, any similar Takeover Statutes.

12.  Grantee hereby represents and warrants to Issuer that:

(a) Grantee has all requisite corporate power and authority to enter into this Agreement and, subject to any approvals or consents referred to herein, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Grantee. This Agreement has been duly executed and delivered by Grantee.

(b) The Option is not being, and any shares of Common Stock or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed of except in a transaction registered or exempt from registration under the 1933 Act.

13.  Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event a Subsequent Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder within 180 days following such Subsequent Triggering Event; provided, however, that until the date 15 days following the date on which the Federal Reserve Board approves an application by Grantee or its transferee under the BHCA to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee’s behalf, or (iv) any other manner approved by the Federal Reserve Board.

14.  Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York Stock Exchange upon official notice of issuance and applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

15.  (a) Grantee may, at any time during which Issuer would be required to repurchase the Option or any Option Shares pursuant to Section 7 upon proper request or notice, surrender the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price (as defined below); provided, however, that Grantee may not exercise its rights pursuant to this Section 15 if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The “Surrender Price” shall be equal to (i) $343,962,190, plus (ii) if applicable, the aggregate purchase price previously paid pursuant hereto by Grantee with respect to any Option Shares, minus (iii) if applicable, the sum of (A) the excess of (1) the net cash amounts, if any, received by Grantee pursuant to the arms’ length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any party not affiliated with Grantee, over (2) the aggregate purchase price previously paid pursuant hereto by Grantee with respect to such Option Shares and (B) the net cash amounts, if any, received by Grantee pursuant to an arms’ length sale of a portion of the Option to any party not affiliated with Grantee.

(b) Grantee may exercise its right to surrender the Option and any Option Shares pursuant to this Section 15 by surrendering to Issuer, at its principal office, this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to surrender the Option and Option Shares, if any, in accordance with the provisions of this Section 15 and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

(c) To the extent that Issuer is prohibited under applicable law or regulation from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that Issuer is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited, provided, however, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (b) of this Section 15 is prohibited under applicable law or regulation from paying to Grantee the Surrender Price in full (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 15(c) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 15).

(d) Grantee shall have rights substantially identical to those set forth in paragraphs (a), (b) and (c) of this Section 15 with respect to the Substitute Option and the Substitute Option Issuer during any period in which the Substitute Option Issuer would be required to repurchase the Substitute Option pursuant to Section 9.

16.  (a) Notwithstanding any other provision of this Agreement, in no event shall the Grantee’s Total Profit (as hereinafter defined) exceed $393,099,645 and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (i) reduce the number of shares of Common Stock subject to this Option, (ii) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (iii) pay cash to Issuer, or (iv) any combination thereof, so that Grantee’s actually realized Total Profit shall not exceed $393,099,645 after taking into account the foregoing actions.

(b) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) of more than $393,099,645; provided that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any date subsequent to such initial date of exercise.

(c) As used herein, the term “Total Profit” shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuer’s repurchase of the Option (or any portion thereof) pursuant to Section 7, (ii) (x) the amount received by Grantee pursuant to Issuer’s repurchase of Option Shares pursuant to Section 7, less (y) the Grantee’s purchase price for such Option Shares, (iii) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee’s purchase price of such Option Shares, (iv) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party, and (v) any amount equivalent to the foregoing with respect to the Substitute Option.

(d) As used herein, the term “Notional Total Profit” with respect to any number of shares as to which Grantee may propose to exercise this Option shall be the Total Profit determined as of the date of such proposed exercise assuming that this Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

17.  The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

18.  If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the

Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

19.  All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by cable, telegram, telecopy or telex, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

20.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any applicable conflicts of law principles (except to the extent that mandatory provisions of federal or state law apply).

21.  This Agreement may be executed in two counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

22.  Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

23.  Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

24.  Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

REGIONS FINANCIAL CORPORATION
(Issuer)

By:	/s/ Jackson W. Moore
Name: Jackson W. Moore
Title: Chairman, President and Chief Executive Officer

AMSOUTH BANCORPORATION
(Grantee)

By:	/s/ C. Dowd Ritter
Name: C. Dowd Ritter
Title: Chairman, President and Chief Executive Officer

Signature Page to Regions Stock Option Agreement

Annex D

[LETTERHEAD OF MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED]

May 24, 2006

Board of Directors
Regions Financial Corporation
417 North 20th Street
Birmingham, AL 35203

Members of the Board of Directors:

AmSouth Bancorporation (“AmSouth”) and Regions Financial Corporation (“Regions”) propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which AmSouth will be merged with and into Regions in a transaction (the “Merger”) in which each issued and outstanding share of AmSouth’s common stock, par value $0.01 per share (the “AmSouth Shares”), other than AmSouth Shares beneficially owned by Regions (other than shares held in a fiduciary or agency capacity or on behalf of third parties or as a result of debts previously contracted) and the AmSouth Shares held in the treasury of AmSouth, will be converted into the right to receive 0.7974 shares (the “Exchange Ratio”) of the common stock of Regions, par value $1.00 per share (the “Acquiror Shares”).

You have asked us whether, in our opinion, the Exchange Ratio is fair from a financial point of view to Regions.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to AmSouth and Regions that we deemed to be relevant;

(2) Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of AmSouth and Regions, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Expected Synergies”) furnished to us by AmSouth and Regions, respectively;

(3) Conducted discussions with members of senior management and representatives of AmSouth and Regions concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Merger and the Expected Synergies;

(4) Reviewed the market prices and valuation multiples for the AmSouth Shares and the Regions Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5) Reviewed the results of operations of AmSouth and Regions and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6) Compared the proposed financial terms of the Merger with the financial terms of certain other transactions that we deemed to be relevant;

(7) Participated in certain discussions and negotiations among representatives of AmSouth and Regions and their financial and legal advisors;

(8) Reviewed the potential pro forma impact of the Merger;

(9) Reviewed a draft dated May 23, 2006 of the Agreement;

(10) Reviewed drafts dated May 23, 2006 of the Stock Option Agreements between AmSouth and Regions; and

(11) Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we

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have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of AmSouth or Regions or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of AmSouth or Regions under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of AmSouth or Regions. With respect to the financial forecast information and the Expected Synergies furnished to or discussed with us by AmSouth or Regions, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of AmSouth’s or Regions’s management as to the expected future financial performance of AmSouth or Regions, as the case may be, and the Expected Synergies. We have further assumed that the Merger will qualify as a tax-free reorganization for U.S. federal income tax purposes. We have also assumed that the final form of the Agreement and each ancillary agreement, as listed above, will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Merger.

In connection with the preparation of this opinion, we have not been authorized by Regions or the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of Regions.

We are acting as financial advisor to Regions in connection with the Merger and will receive a fee from Regions for our services, a significant portion of which is contingent upon the consummation of the Merger. In addition, Regions has agreed to indemnify us for certain liabilities arising out of our engagement. We have, in the past, provided financial advisory and financing services to Regions and AmSouth and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the AmSouth Shares and other securities of AmSouth, as well as the Regions Shares and other securities of Regions, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of Regions. Our opinion does not address the merits of the underlying decision by Regions to engage in the Merger and does not constitute a recommendation to any shareholder of Regions as to how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of Regions. We are not expressing any opinion herein as to the prices at which the Regions Shares will trade following the announcement or consummation of the Merger.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to Regions.

Very truly yours,

/s/  Merrill Lynch, Pierce, Fenner & Smith Incorporated
MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

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Annex E

[LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

May 24, 2006

Board of Directors
AmSouth Bancorporation
1900 Fifth Avenue
Birmingham, AL 35203

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of AmSouth Bancorporation (the “Company”) of the exchange ratio of 0.7974 shares of common stock, par value $0.01 per share, of Regions Financial Corporation (“Regions”) to be received for each Share (the “Exchange Ratio”) pursuant to the Agreement and Plan of Merger, dated as of May 24, 2006 (the “Agreement”), by and between Regions and the Company.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time including having acted as its financial advisor with respect to the sale of its credit card portfolio in November 2004, and the sale of its mutual fund operations in September 2005; and having acted as lead manager with respect to an offering of the Company’s fixed-rate, 5.20% coupon, 10-year subordinated notes offering (aggregate principal amount $500,000,000) in March 2003 and its fixed-rate, 4.85% coupon, 10-year subordinated notes offering (aggregate principal amount $450,000,000) in March 2005. We also may provide investment banking services to Regions in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Regions and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Regions for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and Regions for the five fiscal years ended December 31, 2005; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Regions; certain other communications from the Company and Regions to their respective stockholders; certain research analyst estimates for the Company and Regions; and certain internal financial analyses and forecasts for the Company and Regions prepared by their respective managements, including certain cost savings and the impact of certain divestitures projected by the managements of the Company and Regions to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company and Regions regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Shares and Regions Common Stock, compared certain financial and stock market information for the Company and Regions with similar information for

E-1

Board of Directors
AmSouth Bancorporation
May 24, 2006
Page Two

certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the financial forecasts for the Company and Regions, including the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Regions. We also have assumed that all governmental, regulatory or other consents and approvals that are required in connection with the Transaction will be obtained without any adverse effect on the Company or Regions or on the expected benefits of the Transaction in any way meaningful to our analysis. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and, accordingly, we have assumed that such allowances for losses are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, Regions or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction nor are we expressing any opinion as to the prices at which shares of Regions Common Stock will trade at any time. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Shares.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

E-2

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Regions certificate of incorporation provides that Regions shall indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the “DGCL”).

In addition, the Regions certificate of incorporation provides that no director shall be personally liable to Regions or Regions’ stockholders for monetary damages arising out of a breach of fiduciary duty, except for:

•	any breach of the director’s duty of loyalty to Regions or Regions’ stockholders,

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

•	breaches under Section 174 of the DGCL, or

•	any transaction from which the director derived an improper personal benefit.

Section 145 of the DGCL provides that, subject to certain limitations in the case of suits brought by a corporation and derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any suit or proceeding by reason of the fact that the person is or was a director, officer, employee or agent of the corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement reasonably incurred by him in connection with the action, through, among other things, a majority vote of the directors who were not parties to the suit or proceeding, if the person (1) acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (2) in a criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that no such indemnification of directors, officers, employees or agents may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of May 24, 2006, by and between Regions Financial Corporation and AmSouth Bancorporation (included as Annex A to the joint proxy statement/prospectus contained in this registration statement).
3.1	Certificate of Incorporation of Regions Financial Corporation (incorporated by reference to exhibit 3.1 to Form 10-Q filed by the registrant on August 6, 2004).
3.2	Bylaws of Regions Financial Corporation (incorporated by reference to exhibit 3.2 to Form 10-K filed by the registrant on March 14, 2005).
5.1	Opinion of Wachtell, Lipton, Rosen & Katz.
8.1	Opinion of Wachtell, Lipton, Rosen & Katz.
8.2	Opinion of Sullivan & Cromwell LLP.
10.1	Employment Agreement, dated as of May 24, 2006, by and between Regions Financial Corporation and Jackson W. Moore (incorporated by reference to exhibit 10.1 to Form 8-K filed by the registrant on May 31, 2006).
15	Letter from Ernst & Young to the Board of Directors of AmSouth Bancorporation Re: Unaudited Interim Financial Information.

Exhibit
Number	Description

23.1	Consent of Ernst & Young LLP relating to Regions Financial Corporation.
23.2	Consent of Ernst & Young LLP relating to AmSouth Bancorporation.
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 5.1 to this registration statement).
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.1 to this registration statement).
23.5	Consent of Sullivan & Cromwell LLP (included in the opinion filed as Exhibit 8.2 to this registration statement).
24	Power of Attorney.*
99.1	Stock Option Agreement, dated as of May 24, 2006, by and between Regions Financial Corporation (grantee) and AmSouth Bancorporation (issuer) (included as Annex B to the joint proxy statement/prospectus contained in this registration statement).
99.2	Stock Option Agreement, dated as of May 24, 2006, by and between AmSouth Bancorporation (grantee) and Regions Financial Corporation (issuer) (included as Annex C to the joint proxy statement/prospectus contained in this registration statement).
99.3	Form of Proxy Materials of Regions Financial Corporation.
99.4	Form of Proxy Materials of AmSouth Bancorporation.
99.5	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
99.6	Consent of Goldman, Sachs & Co.

*	Previously Filed.

ITEM 22.	UNDERTAKINGS

(a) The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(b) The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the

Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) The undersigned registrant undertakes as follows:

(1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(f) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(g) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(h) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Regions Financial Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on August 17, 2006.

REGIONS FINANCIAL CORPORATION

By:	/s/ Jackson W. Moore
Jackson W. Moore
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Jackson W. Moore Jackson W. Moore	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	August 17, 2006

/s/ D. Bryan Jordan D. Bryan Jordan	Chief Financial Officer (Principal Financial Officer)	August 17, 2006

/s/ Ronald C. Jackson Ronald C. Jackson	Controller (Chief Accounting Officer)	August 17, 2006

/s/ Richard D. Horsley Richard D. Horsley	Vice Chairman, Director and CEO of Business Enterprises	August 17, 2006

/s/ Allen B. Morgan, Jr. Allen B. Morgan, Jr.	Vice Chairman, Director and Chairman, Morgan Keegan & Company, Inc.	August 17, 2006

/s/ Samuel W. Bartholomew, Jr. Samuel W. Bartholomew, Jr.	Director	August 17, 2006

George W. Bryan	Director

/s/ Margaret H. Greene Margaret H. Greene	Director	August 17, 2006

/s/ Susan W. Matlock Susan W. Matlock	Director	August 17, 2006

/s/ Jorge M. Perez Jorge M. Perez	Director	August 17, 2006

Signatures	Title	Date

/s/ Malcolm Portera Malcolm Portera	Director	August 17, 2006

/s/ John R. Roberts John R. Roberts	Director	August 17, 2006

Michael S. Starnes	Director

/s/ Lee J. Styslinger, III Lee J. Styslinger, III	Director	August 17, 2006

/s/ Robert R. Waller Robert R. Waller	Director	August 17, 2006

/s/ Spence L. Wilson Spence L. Wilson	Director	August 17, 2006

/s/ Harry W. Witt Harry W. Witt	Director	August 17, 2006

EXHIBIT INDEX

Exhibit
Number	Description

2.1	Agreement and Plan of Merger, dated as of May 24, 2006, by and between Regions Financial Corporation and AmSouth Bancorporation (included as Annex A to the joint proxy statement/prospectus contained in this registration statement).
3.1	Certificate of Incorporation of Regions Financial Corporation (incorporated by reference to exhibit 3.1 to Form 10-Q filed by the registrant on August 6, 2004).
3.2	Bylaws of Regions Financial Corporation (incorporated by reference to exhibit 3.2 to Form 10-K filed by the registrant on March 14, 2005).
5.1	Opinion of Wachtell, Lipton, Rosen & Katz.
8.1	Opinion of Wachtell, Lipton, Rosen & Katz.
8.2	Opinion of Sullivan & Cromwell LLP.
10.1	Employment Agreement, dated as of May 24, 2006, by and between Regions Financial Corporation and Jackson W. Moore (incorporated by reference to exhibit 10.1 to Form 8-K filed by the registrant on May 31, 2006).
15	Letter from Ernst & Young to the Board of Directors of AmSouth Bancorporation Re: Unaudited Interim Financial Information.
23.1	Consent of Ernst & Young LLP relating to Regions Financial Corporation.
23.2	Consent of Ernst & Young LLP relating to AmSouth Bancorporation.
23.3	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 5.1 to this registration statement).
23.4	Consent of Wachtell, Lipton, Rosen & Katz (included in the opinion filed as Exhibit 8.1 to this registration statement).
23.5	Consent of Sullivan & Cromwell LLP (included in the opinion filed as Exhibit 8.2 to this registration statement).
24	Power of Attorney.*
99.1	Stock Option Agreement, dated as of May 24, 2006, by and between Regions Financial Corporation (grantee) and AmSouth Bancorporation (issuer) (included as Annex B to the joint proxy statement/prospectus contained in this registration statement).
99.2	Stock Option Agreement, dated as of May 24, 2006, by and between AmSouth Bancorporation (grantee) and Regions Financial Corporation (issuer) (included as Annex C to the joint proxy statement/prospectus contained in this registration statement).
99.3	Form of Proxy Materials of Regions Financial Corporation.
99.4	Form of Proxy Materials of AmSouth Bancorporation.
99.5	Consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated.*
99.6	Consent of Goldman, Sachs & Co.

*	Previously filed.